                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                (RULE 13d - 101)

                   Under the Securities Exchange Act of 1934

                            Big Entertainment, Inc.
                            -----------------------
                                (Name of Issuer)

                    Common Stock, par value $0.01 per share
                    ---------------------------------------
                         (Title of Class of Securities)

                                   089144109
                                   ---------
                                 (CUSIP Number)

                               Angeline C. Straka
               Vice President, Secretary & Deputy General Counsel
                                CBS Corporation
                              51 West 52nd Street
                            New York, New York 10019
                                 (212) 975-3335
    ------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                August 30, 1999
                                ---------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-l(a) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 089144109

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                  (1)      Name of Reporting Person.  S.S. or I.R.S. Identification No. of Above Person

                           CBS Corporation
                           I.R.S. Identification No. 25-0877540

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                  (2)      Check the Appropriate Box if a Member of a Group
                                                                                                 (a)      [  ]
                                                                                                 (b)      [  ]

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                  (3)      SEC Use Only

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                  (4)      Source of Funds
                           00

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                  (5)      Check Box if Disclosure of Legal Proceedings is Required Pursuant to
                           Items 2(d) or 2(e)                                                             [  ]

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                  (6)      Citizenship or Place of Organization                           Pennsylvania

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Number of                  (7)      Sole Voting Power                      7,850,923
Shares Bene-      ----------------------------------------------------------------------------------
ficially                   (8)      Shared Voting Power                    None
Owned by
Each Report-      ----------------------------------------------------------------------------------
ing Person                 (9)      Sole Dispositive Power                 7,850,923
With              ----------------------------------------------------------------------------------
                           (10)     Shared Dispositive Power               None


                  (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
                           7,850,923

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                  (12)     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                                                          [  ]

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                  (13)     Percent of Class Represented by Amount in Row (11) 34.8%
                           (See response to Item 5)

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                  (14)     Type of Reporting Person              CO

ITEM 1. SECURITY AND ISSUER.

This statement relates to the Common Stock, par value $.01 per share of Big Entertainment, Inc. ("Issuer"), a Florida corporation whose principal executive office is located at 2255 Glades Road, Suite 237 W, Boca Raton, Florida 33431-7383.

ITEM 2.  IDENTITY AND BACKGROUND.

The person filing this statement is CBS Corporation ("CBS"), a Pennsylvania corporation whose principal office and principal business address is 51 West 52nd Street, New York, New York 10019.

CBS conducts its business directly and through various subsidiaries. The operations of CBS and its subsidiaries principally relate to television and radio broadcasting, cable programming and outdoor advertising.

During the last five years, neither CBS nor, to the knowledge of CBS, any executive officer or director of CBS, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The attached Schedule I is a list of the directors and executive officers of CBS that contains the following information with respect to each such person:

(a)  name;

(b)  business address; and

(c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

Except for Jan Leschly, who is a Danish citizen, each person identified on
Schedule 1 hereto is a United States citizen.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

CBS will acquire 6,672,031 shares of Common Stock of the Issuer (the "Common Stock") and a warrant (the "Warrant") for an additional 1,178,892 shares of Common Stock (the "Warrant Shares") pursuant to a Stock Purchase Agreement effective August 26, 1999, entered into by Issuer and CBS on August 30, 1999 (the "Purchase Agreement"). As more fully described in response to Item 4, in exchange for the Common Stock, CBS will, over a seven year period, provide advertising and promotion of, and content for display on the Internet website that is accessed via the URL www.hollywood.com, including co-branded and mirror sites (collectively the "Hollywood Site") and will pay $5,303,030 in cash. As further described in response to Item 4, in the event CBS exercises the Warrant, CBS will, over a 24 month period, provide additional advertising and promotion of the Hollywood Site and CBS will pay to Issuer $5,468,501 in cash. The funds for the Common Stock and the Warrant Shares (in the event of an exercise of the Warrant) will come from general corporate funds.

ITEM 4. PURPOSE OF TRANSACTION.

The purpose of the transaction is to purchase Common Stock of the Issuer in the amount set forth in Item 3, above and to acquire a Warrant for the purchase of the Warrant Shares in the amount set forth in Item 3, above in exchange for advertising and promotion, content and $5,303,030 in cash as more fully described in the Purchase Agreement.

The Purchase Agreement provides that exchange for the Common Stock, CBS will provide (1) advertising and promotion of the Hollywood Site pursuant to an Advertising and Promotion Agreement between CBS and a wholly-owned subsidiary of the Issuer, hollywood.com, Inc., a California corporation ("Hollywood") that owns and operates the Hollywood Site (the "Advertising Agreement"); (2) content for the Hollywood Site pursuant to a Content License Agreement between CBS and Hollywood (the "License"); and (3) $5,303,030 in cash to be paid at closing. In addition, the Issuer will deliver to CBS a Warrant for the purchase by CBS of the Warrant Shares. The Warrant may be exercised, in whole or in part, at any time prior to the earlier of (i) the second anniversary of the date of the closing on the transaction and (ii) the consummation by the Company of its first underwritten, registered public offering of Common Stock next following such closing. The exercise price for the Warrant Shares is additional advertising and promotion for the Hollywood Site valued at $5,468,501 to be provided by CBS in accordance with the terms of the Advertising Agreement over a 24 month period following exercise of the Warrant and $5,468,501 in cash

During the seven year term of the Advertising Agreement, CBS will arrange for the placement of advertising and promotion of the Hollywood Site at the rate of $10,000,000 per contract year across all of CBS's media properties (collectively "Media Properties"). During the seven year term of the License, CBS will grant to Hollywood a non-exclusive right and license to use, copy, publicly display, publicly perform, distribute, or otherwise make available on the Hollywood Site, certain content relating to the motion picture industry ("Content"). Hollywood may license Content valued at up to $30,000,000, in the aggregate, allocated at the rate of $4,300,000 during each of the first six contract years and $4,200,000 during the seventh contract year (the "Annual Ceiling"). Subject to certain conditions as more fully described in the License and the Advertising Agreement, during each contract year, Hollywood may elect to have CBS sell advertisements on the Hollywood Site that generates gross advertising revenues during the contract year (the "Annual Sales Option"). In any contract year in which Hollywood elected the Annual Sales Option, the amount of Annual Ceiling will be reduced by the amount of the Annual Sales Option and CBS will be entitled to a commission for any advertising sold by CBS in excess of the

Annual Sales Option amount. In addition, subject to certain conditions as more fully described in the License and the Advertising Agreement, during each contract year Hollywood may elect that CBS provide additional advertising and promotion of the Hollywood Site in the Media Properties. In any contract year in which Hollywood elects the Annual Sales Option and/or the additional advertising and promotion, the Annual Ceiling will be reduced by: (1) the amount of advertising revenues generated by CBS (not to exceed $1,500,000) and (B) the value of the additional advertising or promotion. Both the Advertising Agreement and the License may be terminated upon the occurrence of certain events as more fully described in each agreement.

In addition, the Issuer and CBS have agreed to enter into an Investor Rights Agreement (the "Rights Agreement") which provides, among other things, that the Issuer provide CBS with certain demand registration rights, "piggy back" registration rights, rights of first refusal and preemptive rights, each such rights subject to certain conditions as more fully described in the Rights Agreement. In addition and under certain circumstances, the CBS shares are subject to the Issuers right of first refusal.

The Rights Agreement also provides that for a period of seven years from the date of closing, and except as specifically permitted or contemplated by Rights Agreement or the Purchase Agreement, neither CBS nor its permitted transferees (and the affiliates of each of them) shall directly or indirectly, in one or in a series of related transactions (and whether acting alone or together in concert with others) (i) acquire, seek or propose to acquire, directly or indirectly, any equity securities of the Issuer if, after giving effect thereto, CBS and its affiliates beneficially own in excess of 34.8% of the outstanding Common Stock; (ii) solicit proxies or consents or become a "participant" in a "solicitation" of proxies or consents or initiate, encourage, entice or induce the submission of any stockholder proposal or "election contest" with respect to the Issuer or, directly or indirectly, act to facilitate, encourage, or induce others to take any such action; (iii) take any action for the purpose of convening a meeting of the stockholders of the Issuer or initiate any process to solicit or obtain consents of stockholders in lieu of a meeting; (iv) except as may be required by applicable laws, make any public announcement or disclosure in respect of any plan relating to any acquisition of capital stock of the Issuer or a merger, business combination, sale of assets, liquidation, restructuring, recapitalization or other extraordinary corporate transaction relating to the Issuer; (v) deposit capital stock of the Issuer into a voting trust or subject capital stock of the Issuer to voting agreements, or grant to or constitute any persons with any proxy or power-of-attorney with respect to any capital stock of the Issuer to any person not designated by the Issuer who is not an officer, director or employee of CBS or its permitted transferee; (vi) form, join or in any way participate in a "group" for the purpose of acquiring, holding, voting or disposing of securities of the Issuer or any of its successors or subsidiaries or otherwise with respect to the Issuer or taking any other actions restricted or prohibited by the foregoing; (vii) disclose publicly any intention, plan or arrangement inconsistent with the foregoing or the other provisions of the Rights Agreement relating to any capital stock of the Issuer; or (viii) enter into any discussions, negotiations, arrangements or understandings with any third party with a view to, or advising, aiding, abetting, soliciting, inducing or encouraging, any action prohibited by any of the foregoing. If the Issuer's board of directors approves and/or recommends to its stockholders for approval certain change-in-control transactions (as defined in the Rights Agreement), then the restrictions described in this paragraph will not apply to CBS during the pendency of any such approved or recommended change-in-control transaction and said restrictions shall cease to be of any further force or effect upon the consummation of any such approved or recommended change-in-control transaction.

Pursuant to the Rights Agreement, for a period of seven years from the date of closing, and notwithstanding the number of shares of Common Stock owned by CBS and its affiliates, CBS will have the discretionary right to vote up to 34.8% of the outstanding shares of the Common Stock at any meeting of the shareholders of the Issuer or otherwise at any time that a vote of the shareholders of the Issuer is taken (by written consent or otherwise). CBS and its affiliates shall vote all shares of Common Stock beneficially owned by them in excess of 34.8% of the outstanding shares of the Common Stock in the same proportion as all other shareholders (other than CBS and its affiliates) of the Issuer vote on any matter. In addition, for a period of seven years from the date of closing, CBS and its affiliates, as holders of Common Stock, shall be present, in person or by proxy, at all meetings of shareholders of the Issuer so that all shares of Common Stock directly or indirectly owned by them may be counted for the purpose of determining the presence of a quorum at any such meeting.

CBS and Issuer have also agreed to enter into a Voting Agreement (the "Voting Agreement") by which CBS will have the right to nominate for election to the board of directors of Issuer a number of individuals (the "CBS Designees") equal to the product of the CBS Percentage (as defined in the Voting Agreement) and the total number of members of the board (rounded down to the nearest whole number). So long as the Advertising Agreement or the License have not terminated or expired, CBS shall have the right to nominate at least one CBS Designee to the board of directors of the Issuer. The term of the Voting Agreement is seven years from the date of Closing, however, the agreement may be earlier terminated under certain circumstances more fully described in the Voting Agreement.

Any description of the Purchase Agreement, the Warrant, the Advertising Agreement, the License, the Rights Agreement or the Voting Agreement contained herein are qualified in their entirety by reference to the applicable agreements, which are attached as Exhibits 1, 2, 3, 4, 5 and 6 respectively.

4(a), (b), (c), (e), (f), (g), (h), (i), and (j). Pursuant to the Purchase Agreement, CBS may acquire additional shares upon exercise of a preemptive right which expires upon closing. After closing, CBS may acquire additional shares upon the exercise of the right of first refusal and/or preemptive rights under the Investor's Rights Agreement. In addition, CBS may acquire addition shares upon the exercise of the Warrant.

CBS has no present plan or proposal with respect to the disposition of any Common Stock or with respect to the matters set forth in Items 4(b), (c), (e),
(f), (g), (h), (i) and (j); but CBS does reserve its rights to implement a different course of action at any time in the future, depending upon such criteria as may be significant to CBS.

4(d) There are currently nine members of the board of directors of issuer none of which are CBS Designees. Pursuant to the Voting Agreement, CBS initially will have the right to nominate three (3) directors based on the CBS Percentage.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

5(a) and (b). Upon closing of the transaction, CBS will own 6,672,031 shares of Common Stock of Issuer. On an undiluted basis, CBS will hold 31.7% of the outstanding share of Common Stock of Issuer (based on 21,051,146 shares outstanding). On an diluted basis (assuming use of the treasury method of dilution), CBS will hold approximately 29.8% of the shares of Common Stock of Issuer.

CBS will also hold a Warrant and if exercised, CBS will acquire an additional 1,178,892 shares of Common Stock. Assuming the full exercise of the Warrant, CBS will hold 7,850,923 shares of Common Stock of the Issuer. Assuming full exercise of the Warrant and 22,230,038 shares of Common Stock issued and outstanding, CBS will hold, on an undiluted basis, 35.3% of the outstanding shares of Common Stock and on a diluted basis (using the treasury method of dilution), approximately 34.8% of the shares of Common Stock of the Issuer.

CBS will hold sole voting and investment power with respect to such Common
Stock.

5(c). Except as described above, neither CBS, nor, to its knowledge, any of the persons named in Schedule 1 beneficially owns any shares of Common Stock of the Issuer or has effected any transactions in the Common Stock of the Issuer in the past 60 days.

5(d).  None.

5(e).  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The information set forth under items 3 and 4 above and the Exhibits attached hereto are incorporated by reference.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1: Stock Purchase Agreement dated effective August 26, 1999 between CBS and Issuer executed on August 30, 1999

Exhibit 2: Warrant by Issuer to CBS, attached to the Stock Purchase Agreement as Exhibit B

Exhibit 3: Advertising Agreement between CBS and Hollywood, attached to the Stock Purchase Agreement as part of Exhibit A

Exhibit 4: Content License Agreement between CBS and Hollywood, attached to the Stock Purchase Agreement as part of Exhibit A

Exhibit 5: Investor's Rights Agreement between CBS and Issuer, attached to the Stock Purchase Agreement as Exhibit C

Exhibit 6: Voting Agreement among CBS, Issuer and certain individual shareholders, attached to the Stock Purchase Agreement as Exhibit D


                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


                                Date: September 9, 1999.

                                CBS CORPORATION

                                /s/ Angeline C. Straka
                                ------------------------
                                Name: Angeline C. Straka
                                Title: Vice President and Deputy General Counsel

                                  SCHEDULE 1-A

                       Name, Business Address, and Present
                      Principal Occupation or Employment of
                     the Directors and Executive Officers of
                                 CBS Corporation

                                    Directors


                                          Present Principal Occupation and
Name and Business Address                 Address of Employment
-------------------------                 ---------------------

George H. Conrades                        Chairman and CEO
201 Broadway                              AKAMAI Technologies
Cambridge, MA  02139                      201 Broadway
                                          Cambridge, MA  02139

Martin C. Dickinson                       Retired Senior Vice President
P. O. Box 7078                            Scripps Bank
Rancho Santa Fe, CA 92067                 P. O. Box 7078
                                          Rancho Santa Fe, CA  92067

William H. Gray III                       President and Chief Executive Officer
The College Fund/UNCF                     The College Fund/UNCF
8260 Willow Oaks Corporate Drive          8260 Willow Oaks Corporate Drive
P. O. Box 10444                           Fairfax, VA 22031
Fairfax, VA 22031

Mel Karmazin                              President & Chief Executive Officer,
CBS Corporation                           CBS Corporation
51 W. 52nd Street                         Chairman, President &
New York, NY 10019                        Chief Executive Officer,
                                          Infinity Broadcasting Corporation
                                          51 West 52nd Street
                                          New York, NY 10019

Jan Leschly                               Chief Executive
SmithKline Beecham                        SmithKline Beecham
P. O. Box 7929                            P. O. Box 7929
Philadelphia, PA 19101                    Philadelphia, PA 19101

David T. McLaughlin                       Chairman, CBS Corporation
The Gallery - Suite 205                   Chairman and Chief Executive Officer
46 Newport Road                           Orion Safety Products
New London, NH 03257                      The Gallery - Suite 205
                                          46 Newport Road
                                          New London, NH 03257

Leslie Moonves                            Executive Vice President,
CBS Corporation                           CBS Corporation
7800 Beverly Boulevard                    President and Chief Executive Officer,
Los Angeles, CA  90036                    CBS Television
                                          7800 Beverly Boulevard
                                          Los Angeles, CA  90036

Richard R. Pivirotto                      President
Richard R. Pivirotto Co., Inc.            Richard R. Pivirotto Co., Inc.
111 Clapboard Ridge Rd.                   111 Clapboard Ridge Rd.
Greenwich, CT  06830                      Greenwich, CT  06830

Raymond W. Smith                          Chairman
Rothchild North America Inc.              Rothchild North America Inc.
1251 Avenue of the Americas               1251 Avenue of the Americas
New York, NY  10020                       New York, NY  10020

Paula Stern                               President
The Stern Group, Inc.                     The Stern Group, Inc.
3314 Ross Place NW                        3314 Ross Place NW
Washington, DC 20008                      Washington, DC 20008

Robert D. Walter                          Chairman and Chief Executive Officer
Cardinal Health, Inc.                     Cardinal Health, Inc.
7000 Cardinal Place                       7000 Cardinal Place
Dublin, OH 43017                          Dublin, OH 43017

                               Executive Officers


                                          Present Principal Occupation and
Name and Business Address                 Address of Employment
-------------------------                 ---------------------

Mel Karmazin                              President & Chief Executive Officer,
CBS Corporation                           CBS Corporation
51 W. 52nd Street                         Chairman, President and
New York, NY 10019                        Chief Executive Officer,
                                          Infinity Broadcasting Corporation
                                          51 West 52nd Street
                                          New York, NY 10019

Louis J. Briskman                         Executive Vice President and
CBS Corporation                           General Counsel
51 West 52nd Street                       CBS Corporation
New York, NY 10019                        51 West 52nd Street
                                          New York, NY 10019

Robert G. Freedline                       Vice President & Controller
CBS Corporation                           CBS Corporation
51 West 52nd Street                       51 West 52nd Street
New York, NY 10019                        New York, NY 10019

Fredric G. Reynolds                       Executive Vice President and
CBS Corporation                           Chief Financial Officer
51 West 52nd Street                       CBS Corporation
New York, NY 10019                        51 West 52nd Street
                                          New York, NY 10019

Leslie Moonves                            President and Chief Executive Officer,
CBS Corporation                           CBS Television
7800 Beverly Boulevard                    7800 Beverly Boulevard
Los Angeles, CA  90036                    Los Angeles, CA  90036

Farid Suleman                             Senior Vice President, Finance
CBS Corporation                           & Treasurer,
40 W. 57th Street                         CBS Corporation
New York, NY  10019                       Executive Vice President,
                                          Chief Financial Officer and Treasurer,
                                          Infinity Broadcasting Corporation
                                          40 W. 57th Street
                                          New York, NY  10019

                                                                       Exhibit 1

================================================================================



                            STOCK PURCHASE AGREEMENT

                                 by and between


                                CBS CORPORATION,

                                      and

                            BIG ENTERTAINMENT, INC.





                             Dated August 26, 1999




================================================================================

                            STOCK PURCHASE AGREEMENT


         This STOCK PURCHASE AGREEMENT, dated August 26, 1999 (the "Agreement") is by and between CBS CORPORATION, a Pennsylvania corporation with principal offices located at 51 West 52nd Street, New York, New York 10019 ("CBS"); and BIG ENTERTAINMENT, INC., a Florida corporation with principal offices located at 2255 Glades Road, Suite 237 W, Boca Raton, Florida 33431-7383 (the "Company"), for the issuance of stock of the Company. CBS and the Company are sometimes hereinafter referred to as the "Parties".

         1. Authorization and Sale of Shares of Common Stock; Cash
            Consideration.

         1.1 Authorization.

           (a) In consideration of (i) CBS providing advertising, promotion and content as more fully described in, and in accordance with the terms and conditions of Exhibit A to this Agreement, and (ii) paying the additional consideration to the Company specified in Section 1.1(b) below, the Company has authorized the issuance and sale to CBS of Six million six hundred seventy-two thousand and thirty-one (6,672,031) shares of its common stock, $.01 par value per share (the "Shares"). In addition, the Company shall grant to CBS a warrant (the "Warrant") by which CBS shall be entitled to acquire additional shares (the "Warrant Shares") of the Company in the manner and for the period of time as described in Exhibit B to this Agreement at an exercise price of $10,937,002 (the "Warrant Exercise Price"), $5,468,501 of which is payable in the form of cash and $5,468,501 of which is payable in the form of additional advertising and promotion, to be provided during the 24 month period immediately following exercise of the warrant, under the Advertising and Promotion Agreement attached hereto as Exhibit A. The Shares have the rights and provisions as set forth in the Company's Amended and Restated Articles of Incorporation, as amended from time to time (the "Certificate").

                  (b) Cash Consideration. At the Closing, subject to Section 1.1(c) below, CBS shall pay to the Company, in immediately available funds, $5,303,030 in cash, which payment shall be made to an account specified by the Company within three (3) business days prior to the Closing Date.

                  (c) Adjustment. The cash payment set forth in Section 1.1(b), payment of a portion of the Warrant Exercise Price specified in Section 1.1(a) and the issuance of a portion of the Shares and the Warrant Shares are contingent on the closing of the proposed transaction among the Company and Baseline II, Inc., Paul Kagan Associates, Inc., Cinema Enterprises Group LLC and Mr. Paul Kagan whereby the Company will issue an aggregate of 710,531 shares, or warrants to purchase shares, of Common Stock of the Company for aggregate consideration of $12,500,000 (the "Baseline Acquisition"). If the Baseline Acquisition has not closed prior to the Closing Date, (i) the number of Shares to be issued to CBS pursuant to Section 1.1(a) shall be reduced by 301,437 shares; (ii) the number of Warrant Shares to be issued pursuant to the Warrant shall be reduced by 53,261 shares; (iii) the Warrant Exercise Price shall be reduced by $937,002; and (iv) CBS shall not be required to make the cash payment specified in Section 1.1(b).

         1.2 Sale and Issuance of the Shares. Subject to the terms and conditions of this Agreement, on the Closing Date, the Company will (a) issue and sell to CBS, and CBS will purchase and receive the number of Shares as indicated in Section 1.1 and (b) grant to CBS, and CBS shall acquire, the Warrant as indicated in Section 1.1.

         2.   Closing; Delivery.

         2.1 Purchase and Sale. The closing of the purchase and sale of the Shares shall be held at the offices of CBS Corporation, 51 West 52nd Street, New York, New York 10019, at 11:00 a.m. on a date specified by CBS that is not earlier than two (2) days and not later than ten (10) days following the satisfaction or waiver of the last to occur of the conditions to the Closing set forth in Section 5.

         2.2 Closing. The closing referred to in subsection (a) above is hereinafter referred to as the "Closing" and the date of the Closing is hereinafter referred to as the "Closing Date".

         2.3 Delivery of Shares and Warrant. At the Closing, the Company will deliver to CBS a certificate representing the Shares to be purchased by CBS from the Company and the Warrant. The Certificate and the Warrant shall be issued in the name of CBS or such subsidiary of CBS designated by CBS prior to Closing; provided, however, CBS shall be permitted to designate a subsidiary only if such subsidiary is an "affiliate" (within the meaning of Rule 12b-2 under the Exchange Act) that owns interests in multiple Internet businesses. It shall be a condition to such designation pursuant to this Section 2.3, that after consummation thereof, CBS shall guaranty and remain liable for the performance and observance of this Agreement by its affiliate.

         3. Representations and Warranties of the Company.

         The Company hereby makes the following representations and warranties, each of which is true and correct on the date hereof (except where specifically provided otherwise), and will be true and correct on the Closing Date, and each of which shall survive the Closing Date and the transactions contemplated hereby to the extent set forth in Section 8.3 hereof.

         3.1 Organization, Standing and Power. The Company and its subsidiaries are duly organized, validly existing and in good standing under the laws of their respective jurisdiction of incorporation. The Company and its subsidiaries have full corporate power and authority and possess all governmental franchises, licenses, permits, authorizations and approvals necessary to enable each to own, lease or otherwise hold its properties and assets and to conduct its businesses as presently conducted, including, but not limited to, the ownership and operation of the Company's Internet business and its non-Internet business (collectively, the "Business"), other than such franchises, licenses, permits, authorizations and approvals the lack of which, individually or in the aggregate, have not had and could not reasonably be expected to have a material adverse effect (i) on the business, assets, condition (financial or otherwise) or results of operations of the Business, or (ii) on the ability of the Company to perform its obligations and to consummate the transactions contemplated by this Agreement and that certain (v) Voting Agreement between the Company, CBS and the other parties thereto, (w) Investors' Rights Agreement between the Company and CBS, (x) Advertising and Promotion Agreement between hollywood.com, Inc., a California corporation ("hollywood.com") and CBS (the "Advertising and Promotion Agreement"), (y) Warrant issued by Company to CBS and (z) Content License Agreement between hollywood.com and CBS (the "Content License Agreement"), each to be dated as of the Closing Date (collectively, the "Ancillary Agreements") (a "Company Material Adverse Effect"). The Company and its subsidiaries are each duly qualified to do business as a foreign corporation in each jurisdiction where the character of the assets held by it or the nature of the Business make such qualification necessary for it to conduct the Business as currently conducted by it except where the failure so to qualify would not have a Company Material Adverse Effect.

         3.2 Authority; Execution and Delivery; Enforceability. The Company and its subsidiaries has full power and authority to execute this Agreement and the Ancillary Agreements (to the extent it is a party) and to consummate the transactions contemplated hereby and thereby. The execution and delivery by the Company and its subsidiaries of this Agreement and the Ancillary Agreements (to the extent it is a party) and the consummation by the Company and its subsidiaries of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of the Company and its subsidiaries. The Company and its subsidiaries have duly executed and delivered this Agreement and each Ancillary Agreement (to the extent it is a party), and this Agreement and each Ancillary Agreement constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms.

         3.3 Subsidiaries. Except as otherwise set forth on Schedule 3.3 attached hereto, the Company does not control, directly or indirectly, any other corporation, association, limited liability company or any other business entity.

         3.4 Capitalization. (a) The authorized capital stock of the Company consists of (i) 25,000,000 shares of common stock (the "Common Stock"), of which, as of August 23, 1999, 13,668,584 shares of Common Stock were issued and outstanding (each together with common stock purchase rights (the "Company Rights") issued pursuant to the Rights Agreement (the "Rights Agreement"), dated as of August 23, 1996 by and between the Company and American Stock Transfer & Trust Company), and 394,466 shares of Common Stock were issued and held as collateral for lease obligations of the Company; and (ii) one million shares of preferred stock ("Preferred Stock"), designated as follows: (A) 217,600 shares of Series A Variable Rate Convertible Preferred Stock, $6.25 stated value per share, none of which shares, as of the date hereof, are issued and outstanding,
(B) 142,223 shares of Series B Variable Rate Convertible Preferred Stock, $5.21 stated value per share, none of which shares, as of the date hereof, are issued and outstanding, (C) 100,000 shares of 4% $100 Series C Convertible Preferred Stock, $100 stated value per share, none of which shares, as of the date hereof, are issued and outstanding, (D) 1,000 shares of 7% Series D Convertible Preferred Stock, $10,000 stated value per share, 50 of which shares, as of the date hereof, are issued and outstanding and (E) 50 shares of 7% Series D-2 Convertible Preferred Stock, $10,000 stated value per share, none of which shares, as of the date hereof, are issued and outstanding. All issued and outstanding shares have been duly authorized and validly issued and are fully paid and nonassessable. Except as set forth on Schedule 3.4, except for the Company Rights and the Preferred Stock and except as contemplated by this Agreement and the Ancillary Agreements, there are no outstanding rights, warrants, conversion rights or agreements for the purchase or acquisition from the Company of any shares of its capital stock. The Common Stock and the Preferred Stock shall have the rights and provisions as set forth in the Certificate.

                  (b) The Common Stock constitutes the only class of equity securities of the Company or its subsidiaries registered or required to be registered under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

         3.5 No Conflicts; Consents. The execution and delivery by Company of this Agreement and each Ancillary Agreement and the consummation of the transactions contemplated hereby and thereby and compliance by Company with the terms hereof and thereof do not conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to loss of a material benefit under, or result in the creation of any Lien (as defined in Section 3.8 hereof) upon any of the properties or assets of the Company or any of its subsidiaries under any provision of (i) the Certificate or by-laws of the Company or any of its subsidiaries, (ii) any contract to which the Company or any of its subsidiaries is a party (including, but not limited to, contracts to which the Company or any of its subsidiaries is a party by virtue of assignment or novation) or by which any of their respective properties or assets is bound or (iii) any judgment, order or decree ("Judgment") or statute, law, ordinance, rule or regulation applicable to the Company or any of its subsidiaries ("Applicable Law") or the properties or assets of the Company or any of its subsidiaries, other than, in the case of clauses (ii) and (iii) above, any such items that, individually or in the aggregate, have not had and could not reasonably be expected to have a Company Material Adverse Effect. Except as may be required by the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "H-S-R Act"), no consent, approval, license, permit, order or authorization ("Consent") of, or registration, declaration or filing with, any Federal, state, local or foreign government or any court of competent jurisdiction, administrative agency or commission or other governmental authority or instrumentality, domestic or foreign (a "Governmental Entity") is required to be obtained or made by or with respect to the Company or any of its subsidiaries in connection with the execution, delivery and performance of this Agreement or any Ancillary Agreement or the consummation by the Company of the transactions contemplated hereby and thereby.

         3.6 Authorization.

                  (a) Corporate Action. All corporate action on the part of the Company and its officers and directors necessary for the sale, issuance and delivery of the Shares and the Warrant has been taken or will be taken on or prior to the Closing.

                  (b) Valid Issuance. The Shares and the Warrant Shares, when issued, will be duly authorized and reserved for issuance, validly issued, fully paid and nonassessable, and will be free of any Liens (as defined in Section 3.8) caused or created by the Company; provided, however, that all such shares may be subject to restrictions on transfer under state and/or federal securities laws as set forth herein, and as may be required by future changes in such laws.

                  (c) No Preemptive Rights. Except as contemplated by this Agreement and the Ancillary Agreements, no person has any right of first refusal, first offer, or any preemptive rights in connection with the issuance of Shares or any future issuances of securities by the Company.

         3.7 SEC Reports; Financial Statements. The Company has filed all required forms, reports and documents required to be filed by it ("SEC Reports") with the Securities and Exchange Commission ("SEC") since December 31, 1996, each of which has complied as to form in all material respects with all applicable requirements of the Securities Act of 1933, as amended (the "Securities Act"), and the Exchange Act, each as in effect on the date such forms, reports and documents were filed. None of such SEC Reports, including, without limitation, any financial statements or schedules included or incorporated by reference therein, contained, as of their respective dates (and, if amended or superseded by a filing prior to the date of this Agreement or the Closing Date, then on the date of such filing), any untrue statement of a material fact or omitted to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements therein in light of the circumstances under which they were made not misleading. The audited consolidated financial statements of the Company included in the SEC Reports were prepared in accordance with GAAP and present fairly the consolidated financial position of Company and its consolidated subsidiaries as of the dates thereof and their consolidated results of operations and changes in financial position for the period then ended.

         3.8 Company Assets. The Company and its subsidiaries have good and valid title to all assets and properties of the Business (the "Company Assets"), in each case free and clear of all mortgages, liens, security interests, charges or encumbrances of any kind (collectively, "Liens"), except (a) such Liens as are set forth in Schedule 3.8 and (b) Permitted Liens. For purposes of this Agreement, "Permitted Liens" mean (i) mechanics', carriers', workmen's, warehousemen's, repairmen's or other like liens arising in the ordinary course of business, (ii) liens arising under any original purchase price conditional sales contracts and equipment leases with third parties entered into in the ordinary course, (iii) liens for Taxes and other governmental obligations not yet due and payable or which hereafter may be paid without penalty, and (iv) other imperfections of title, restrictions or encumbrances, if any, which liens, imperfections of title, restrictions or other encumbrances do not materially impair the continued use in the Business of the respective owner thereof and operation of the specific assets to which they relate.

         3.9 Proprietary Rights.

                  (a) Except as set forth on Schedule 3.9(a), the Company and its subsidiaries own or possess adequate licenses or other rights to use all patents, trademarks, trade secrets, service marks, trade names, copyrights, inventions, drawings, designs, customer lists, proprietary know-how or information, or other rights with respect thereto (collectively referred to as "Proprietary Rights") used in the Business as currently conducted. Except as set forth on Schedule 3.9(a), the operation of the Business as now conducted does not and will not conflict with or infringe any proprietary rights owned or possessed by any third party.

                  (b) Except as set forth on Schedule 3.9(b), there are no claims, disputes, actions, proceedings, suits or appeals pending against the Company or its subsidiaries with respect to any Proprietary Rights (other than those, if any, with respect to which service of process or similar notice has not yet been made on the Company or any of its subsidiaries), and, to the knowledge of the Company, none has been threatened against the Company or its subsidiaries. To the knowledge of the Company, there are no facts or alleged facts which would reasonably serve as a basis for any claim that the Company or its subsidiaries does not have the right to use all Proprietary Rights in the development, manufacture, use, sale or other disposition of any or all products or services presently being used, furnished or sold in the conduct of the Business.

                  (c) Except as set forth in Schedule 3.9(c), to the knowledge of the Company, the Proprietary Rights have not been infringed by others.

                  (d) Except as set forth in Schedule 3.9(d) and except for content license agreements, data service agreements, affiliate agreements, e-commerce agreements and book licensing agreements entered into in the ordinary course of business, there are no outstanding options, licenses or agreements of any kind relating to the Proprietary Rights, nor is the Company or any of its subsidiaries bound by or a party to any options, licenses or agreements of any kind with respect to the patents, trademarks, service marks, trade names, copyrights, trade secrets, licenses, information, proprietary rights and processes of any other person or entity.

                  (e) To the Company's knowledge, all computer programs and technology used by the Company or any of its subsidiaries in the Business, are or will be in sufficient time to avoid any material disruption to the business
(i) free of any "Year 2000 Problem" such that such computer program and technology does not and will not, without requiring any material modifications, experience any malfunctions or other usage problems in connection with the year 2000 (and later years) as distinct from the years 1900 through 1999 and (ii) free of any "bugs" or "viruses" that could materially interfere with the Company's use of such computer programs and technology.

         3.10 Contracts.

                  (a) Except for (i) this Agreement and the Ancillary Agreements, (ii) that certain Agreement and Plan of Merger dated of January 10, 1999, among The Times Mirror Company, Hollywood Online, Inc., Big Entertainment, Inc. and Big Acquisition Corp. (the "HOL Agreement"), that certain Asset

Purchase Agreement dated as of March 29, 1999, among Big Entertainment, Inc., CinemaSource, Inc., Brett West and Pamela West and any other contract disclosed therein or in the respective schedules thereto and (iii) the contracts and other agreements listed on Schedule 3.10, neither the Company nor any of its subsidiaries are a party to or bound by any contract that is used, held for use or intended for use in, or that arises out of, the operation or conduct of the Business and that is:

                           (i) an employment agreement or employment contract;

                           (ii) collective bargaining agreement;

                           (iii) a covenant not to compete or other covenant of the Company or any of its subsidiaries restricting the Business;

                           (iv) a contract with (A) any shareholder or affiliate of the Company or any of its subsidiaries or (B) any current or former officer, director or employee of the Company or any of its subsidiaries or affiliates;

                           (v) a lease, sublease or similar contract with any person under which (A) the Company or any of its subsidiaries is lessee of, or holds or uses, any machinery, equipment, vehicle or other tangible personal property owned by any person or (B) the Company or any of its subsidiaries is a lessor or sublessor of, or makes available for use by any person, any tangible personal property owned or leased by the Company, in any such case which has an aggregate liability or receivable, as the case may be, in excess of $100,000;

                           (vi) (A) a contract under which the Company or any of its subsidiaries has borrowed any money from, or issued any note, bond, debenture or other evidence of indebtedness to, any person or (B) any other note, bond, debenture or other evidence of indebtedness issued to any person;

                           (vii) a contract (including any so-called
         "take-or-pay" or "keepwell" agreement) under which (A) any person has directly or indirectly guaranteed indebtedness, liabilities or obligations of the Company or any of its subsidiaries, or (B) the Company or any of its subsidiaries has directly or indirectly guaranteed indebtedness, liabilities or obligations of any other person (in each case other than endorsements for the purpose of collection in the ordinary course of business);

                           (viii) a contract under which the Company or any of its subsidiaries has, directly or indirectly, made any advance, loan, extension of credit or capital contribution to, or other investment in, any person (other than extensions of trade credit in the ordinary course of the Business);

                           (ix) a contract granting a Lien, other than a Permitted Lien, upon any Company Assets;

                           (x) a contract providing for indemnification of any person with respect to liabilities of any current or former business of the Company or any predecessor person;

                           (xi) a contract for the sale of any Company Assets or the grant of any preferential rights to purchase any Company Assets or requiring the consent of any party to the transfer thereof; or

                           (xii) a contract for any joint venture, partnership, limited liability company or similar arrangement.

                  (b) All contracts, plans and agreements to which Company or any of its subsidiaries is a party (either directly or by assignment or novation) are valid, binding and in full force and effect and are enforceable by the Company in accordance with their terms. The Company and its subsidiaries have performed all material obligations required to be performed by them to date under the contracts, and they are not (with or without the lapse of time or the giving of notice, or both) in breach or default in any material respect thereunder and, to the knowledge of the Company, no other party to any such contract is (with or without the lapse of time or the giving of notice, or both) in breach or default in any material respect thereunder. Neither the Company nor any of its subsidiaries has received notice of the intention of any party to terminate any contract listed in any Schedule. Complete and correct copies of all contracts listed in the Schedules, together with all modifications and amendments thereto, have been delivered to or made available for inspection by CBS.

                  (c) Schedule 3.10(c) sets forth each contract with respect to which the consent of the other party or parties thereto is required by virtue of the execution and delivery of this Agreement to avoid the termination thereof, a breach, violation or default thereunder or any other change or modification to the terms thereof, each of which has been obtained.

         3.11 Condition of Properties. All buildings, facilities, machinery, equipment, fixtures, vehicles and other properties owned, leased or used by the Company or any of it subsidiaries (a) are in good operating condition and repair (reasonable wear and tear excepted) and (b) to the Company's knowledge, are being operated in conformity with all applicable building, safety, zoning, environmental, waste and other applicable ordinances, laws and regulations.

         3.12 Permits. The Company and its subsidiaries possess all certificates, licenses, permits, authorizations and approvals ("Permits") issued or granted to the Company or its subsidiaries by Governmental Entities that are necessary or desirable for the conduct of the Business, except for those the non-possession of which would not have a Company Material Adverse Effect. All Permits are validly held by the Company and its subsidiaries, and the Company and its subsidiaries have complied in all material respects with all terms and conditions thereof, except for such non-compliance which would not have a Company Material Adverse Effect. Neither the Company nor any of its subsidiaries has received notice of any proceedings relating to the revocation or modification of any such Permits. None of the Permits will be subject to suspension, modification, revocation or nonrenewal as a result of the execution and delivery of this Agreement.

         3.13 Insurance. The Company and its subsidiaries maintain insurance policies for fire and casualty, liability, Directors' and Officers' liability and miscellaneous professional liability with respect to the Business in such amounts, with such deductibles and against such risks and losses as are, in the Company's judgment, reasonable for the Business. All such policies are in full force and effect, all premiums due and payable thereon have been paid, and no notice of cancellation or termination has been received with respect to any such policy which has not been replaced on substantially similar terms prior to the date of such cancellation. To the knowledge of the Company, the Business has been conducted in a manner so as to conform in all material respects to all applicable provisions of such insurance policies.

         3.14 Sufficiency of the Company Assets. The Company Assets comprise all the assets employed by the Company and its subsidiaries in connection with the Business. The Company Assets are sufficient for the conduct of Business immediately following the Closing in substantially the same manner as currently conducted.

         3.15 Taxes.

                  (a) For purposes of this Agreement:

                           "Tax" means (i) any tax, governmental fee or other
like assessment or charge of any kind whatsoever (including any tax imposed under Subtitle A of the Code and any net income, alternative or add-on minimum tax, gross income, gross receipts, sales, use, ad valorem, value added, transfer, franchise, profits, license, withholding tax on amounts paid, payroll, employment, excise, severance, stamp, capital stock, occupation, property, environmental or windfall profit tax, premium, customs, duty or other tax), together with any interest, penalty, addition to tax or other additional amount, imposed by any Governmental Entity (domestic or foreign) responsible for the imposition of any such tax (a "Taxing Authority"), (ii) any liability for the payment of any amount of the type described in clause (i) above as a result of a party to this Agreement being a member of an affiliated, consolidated or combined group with any other corporation at any time on or prior to the date hereof and (iii) any liability of any person with respect to the payment of any amounts of the type described in clause (i) or (ii) above as a result of any express or implied obligation of such person to indemnify any other person.

                           "Code" means the Internal Revenue Code of 1986, as
amended.

                  (b) The Company, and any affiliated group, within the meaning of Section 1504 of the Code, of which the Company is or has been a member, has filed or caused to be filed in a timely manner (within any applicable extension periods) all Tax returns, reports and forms required to be filed by the Code or by applicable state, local or foreign Tax laws. All Taxes shown to be due on such returns, reports and forms have been timely paid in full or will be timely paid in full by the due date thereof. No Tax Liens have been filed and no claims are being asserted in writing with respect to any Taxes.

                  (c) All liabilities of the Company and each of its subsidiaries for Taxes, whether or not due and payable, are fully reserved for in the audited financial statements of the Company included in the SEC Reports for the 12-month period ended December 31, 1998.

                  (d) Neither the Company nor any of its affiliates has made with respect to the Company, or any assets of the Business, any consent under
Section 341(f) of the Code. None of the Company Assets is "tax exempt use property" within the meaning of Section 168(h) of the Code. None of the Company Assets is a lease made pursuant to Section 168(f)(8) of the Internal Revenue Code of 1954.

                  (e) The Company is not a "foreign person" within the meaning of Section 1445 of the Code.

         3.16 Litigation, etc. There is no action, suit or proceeding pending against Company or any of its subsidiaries or to the Company's knowledge, threatened against any of them, that questions the validity of this Agreement or the Ancillary Agreements or the right of the Company or any of its subsidiaries to enter into such agreements or to consummate the transactions contemplated hereby or thereby. Except as set forth in Schedule 3.16, there is no action, suit or proceeding pending against the Company or any of its subsidiaries or, to the Company's knowledge, threatened against the Company or any of its subsidiaries. Neither the Company nor any of its subsidiaries is a party to or subject to the provisions of any order, writ, injunction, judgment or decree of any court or government agency or instrumentality. There is no action, suit, proceeding or investigation by the Company or any of its subsidiaries currently pending or which the Company or any of its subsidiaries currently intends to initiate.

         3.17 Benefit Plans.

                  (a) Except as set forth in Schedule 3.17, neither the Company nor any of its subsidiaries has any "employee pension benefit plans" (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA")), maintained or contributed to by the Company or its subsidiaries for the benefit of any officers or employees of the Business or "employee welfare benefit plans" (as defined in Section 3(1) of ERISA), bonus, stock option, stock purchase, deferred compensation plans or arrangements and other employee fringe benefit plans maintained, or contributed to, by the Company or any of its affiliates or subsidiaries for the benefit of any officers or employees of the Business ("Benefit Plans").

                  (b) Each Benefit Plan has been operated in accordance with the Applicable Law (including ERISA and the Code), the plan documents and collective bargaining agreements, if any.

                  (c) There are no material undisclosed liabilities in respect of the Benefit Plans with respect to which CBS could be liable.
                  (d) Neither the Company nor any of its subsidiaries have contributed to any multi-employer plans as defined in Section 3(37) of ERISA which would subject CBS to any liability.

                  (e) There is no litigation or administrative or other proceedings involving any Benefit Plan nor has the Company or any of its subsidiaries received any notice that any such proceeding is threatened, in each case that would have or reasonably be expected to have a Material Adverse Effect.

                  (f) No employee or former employee of the Company or its subsidiaries will become entitled to any bonus, retirement, severance, job security or similar benefit or any enhanced benefit solely as a result of the transactions contemplated hereby.

                  (g) None of the Benefit Plans provides for post-employment life or health insurance, benefits or coverage for any participant or any beneficiary of any participant, except as required under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, or as may be offered as individual conversion rights.

         3.18 Absence of Changes or Events. Except as set forth in Schedule 3.18, since June 30, 1999, there has not been any material adverse change in the business, assets, condition (financial or otherwise), results of operations or prospects of the Business, taken as a whole, other than changes relating to the economy in general or the entertainment media, or Internet industry in general, and not specifically relating to the Company. Except as set forth in Schedule 3.18, since June 30, 1999, the Company has caused the Business to be conducted in the ordinary course and in substantially the same manner as previously conducted and has made all reasonable efforts consistent with past practices to preserve the relationships of the Business with customers, suppliers and others with whom the Business deals.

         3.19 Compliance with Applicable Laws. The Company and its subsidiaries are in compliance with all Applicable Laws, including those relating to occupational health and safety and the Workers Adjustment and Retraining Notification Act (or any similar state or local law) ("WARN"), except for such non-compliance which would not have a Company Material Adverse Effect. Neither the Company nor its subsidiaries have received any written or oral communication from a Governmental Entity that alleges that the Business has failed to comply in any material respect with any Applicable Laws. Neither the Company nor its subsidiaries have received any written notice that any investigation or review by any Governmental Entity with respect to the Company Assets or the Business is pending or that any such investigation or review is contemplated. This Section
3.19 does not relate to matters with respect to Taxes, which are the subject of
Section 3.15.

         3.20 Leasehold Interests/Real Property.

                  (a) All leasehold interests held by the Company or its subsidiaries are identified in Schedule 3.20(a). All leases listed in the schedule are valid, binding and in full force and effect and enforceable by the Company or its subsidiaries in accordance with their terms. All material obligations required to be performed by the Company or any of its subsidiaries to date under the leases have been performed, and Company and its subsidiaries are not (with or without the lapse of time or the giving of notice, or both) in breach or default in any material respect thereunder and, to the knowledge of the Company, no other party to any such lease is (with or without the lapse of time or the giving of notice, or both) in breach or default in any material respect thereunder. Neither the Company nor any of its subsidiaries has received notice of the intention of any party to terminate any lease listed in Schedule 3.20(a). Complete and correct copies of all leases listed in the Schedule, together with all modifications and amendments thereto, have been delivered to or made available for inspection by CBS.

                  (b) All real property owned by Company and its subsidiaries is identified in Schedule 3.20(b). The Company and its subsidiaries have good and marketable title to all such real property and such property is free and clear of all Liens.

         3.21 Labor Matters. Except as disclosed on Schedule 3.21, neither the Company nor its subsidiaries are subject to any suit, action or proceeding which is pending or, to the knowledge of Company, threatened, with respect to the Business, asserting that the Company or any of its subsidiaries have committed unfair labor practices (within the meaning of the National Labor Relations Act or applicable state statutes) or seeking to compel the Company or any of its subsidiaries to bargain with any labor organization as to the terms and conditions of employment. No strikes, lockout or other work stoppage or material labor dispute involving the Company or any of its subsidiaries and relating to the Business is pending or, to the knowledge of the Company, threatened, and there is no current petition, proceeding or similar activity involving any employees of the Company or any of its subsidiaries seeking to certify a collective bargaining unit or engaging in any organizational activity. Neither the Company nor any of its subsidiaries is a party to or bound by any collective bargaining agreement or other contract with a labor union or labor organization. Except as set forth on Schedule 3.21, the Company and its subsidiaries have complied in all material respects with all laws relating to employment, wages, hours, collective bargaining arrangements, payment of social security or similar Taxes, and no Person has asserted that the Company or any of its subsidiaries is liable for any arrears of wages, Taxes, or penalties for failure to comply with any of the foregoing.

         4. Representations and Warranties of CBS/Restrictions on Transfer Imposed by the Securities Act.

         4.1 Representations and Warranties by CBS. CBS represents, warrants, acknowledges and covenants to the Company as follows:

                  (a) Organization, Standing and Power. CBS is duly organized, validly existing and in good standing under the laws of the Commonwealth of Pennsylvania and has full corporate power and authority and possesses all governmental franchises, licenses, permits, authorizations and approvals necessary to enable it to own, lease or otherwise hold its properties and assets and to conduct its businesses as presently conducted, other than such franchises, licenses, permits, authorizations and approvals, the lack of which, individually or in the aggregate, have not had and could not reasonably be expected to have a material adverse effect on the ability of CBS to perform its obligations under this Agreement and the Ancillary Agreements or to deliver the CBS Consideration and the other transactions contemplated hereby and thereby (a "CBS Material Adverse Effect").

                  (b) Authority; Execution and Delivery; Enforceability. CBS has full power and authority to execute this Agreement and the Ancillary Agreements to which it is a party and to consummate the transactions contemplated hereby and thereby. The execution and delivery by CBS of this Agreement and the Ancillary Agreements to which it is a party and the consummation by it of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action. CBS has duly executed and delivered this Agreement and each Ancillary Agreement to which it is a party, and this Agreement and each Ancillary Agreement to which it is a party constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms.

                  (c) No Conflicts; Consents. The execution and delivery by CBS of this Agreement and each Ancillary Agreement to which it is a party, and the consummation by it of the transactions contemplated hereby and thereby and compliance by CBS with the terms hereof and thereof do not conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to loss of a material benefit under or result in the creation of any Lien upon any of the properties or assets of CBS or any of its subsidiaries under, any provision of (i) the certificate of incorporation or by-laws of CBS or any of its subsidiaries, (ii) any contract, agreement or instrument to which CBS or any of its subsidiaries is a party or by which any of their respective properties or assets is bound or (iii) any Judgment or Applicable Law applicable to CBS or any of its subsidiaries or their respective properties or assets, other than, in the case of clauses (ii) and (iii) above, any such items that, individually or in the aggregate, have not had and could not reasonably be expected to have a CBS Material Adverse Effect. Except as may be required by the H-S-R Act, no Consent of, or registration, declaration or filing with, any Governmental Entity is required to be obtained or made by or with respect to CBS or any of its subsidiaries in connection with the execution, delivery and performance of this Agreement or any Ancillary Agreement or the consummation by CBS of the transactions contemplated hereby and thereby or (B) the conduct by the Company of the Business following the Closing as conducted on the date hereof.

                  (d) Knowledge and Experience. CBS is an investor in securities of companies in the development stage and acknowledges that it is able to fend for itself, can bear the economic risk of its investment and has such knowledge and experience in financial or business matters that it is capable of evaluating the merits and risks of the investment in the Shares. CBS has been furnished with and has had access to such information as CBS considered necessary to make an informed investment decision and determination as to the purchase of the Shares.

                  (e) Not Organized to Purchase. CBS has not been organized for the purpose of purchasing the Shares.

                  (f) Litigation. There is no action, suit or proceeding pending against CBS or, to CBS's knowledge, threatened against it, that questions the validity of this Agreement or the Ancillary Agreements or the right of CBS to enter into such agreements or to consummate the transactions contemplated hereby or thereby.

         4.2 Legends. Each certificate representing the Shares may be endorsed with the following legends:

                  (a) THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT") AND ARE "RESTRICTED SECURITIES" WITHIN THE MEANING OF RULE 144 UNDER THE ACT. THE SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD OR OTHERWISE TRANSFERRED, EXCEPT
(i) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT FOR THE SHARES

UNDER THE ACT, (ii) IN COMPLIANCE WITH THE RESALE LIMITATIONS OF RULE 144 UNDER THE ACT, OR (iii) PURSUANT TO AN APPLICABLE EXEMPTION FROM REGISTRATION UNDER THE ACT AND SUBJECT TO AN OPINION OF COUNSEL, SATISFACTORY TO THE COMPANY, THAT SUCH REGISTRATION IS NOT REQUIRED AS TO SAID SALE, OFFER OR TRANSFER.

                           THE SECURITIES REPRESENTED HEREBY ARE SUBJECT TO AN
AGREEMENT BETWEEN THE COMPANY AND THE HOLDER DATED _________ ___, 1999, THAT RESTRICTS THE SALE, ASSIGNMENT AND TRANSFER OF THE SECURITIES REPRESENTED HEREBY. A COPY OF SUCH AGREEMENT IS AVAILABLE, WITHOUT CHARGE, FROM THE SECRETARY OF THE COMPANY.

                  (b) Other Legends. Any other legends required by applicable state blue-sky laws.

                  (c) The Company need not register a transfer of legended Shares, and may also instruct its transfer agent not to register the transfer of the Shares, unless the conditions specified in each of the foregoing legends are satisfied.

         4.3 Removal of Legend and Transfer Restrictions. Any legend endorsed on a certificate pursuant to subsection 4.2(a) and/or 4.2(b) and the "stop transfer" instructions with respect to such legended securities shall be removed, and the Company shall issue a certificate without such legend to the holder of such securities (a) if such securities are registered and sold pursuant to an effective registration statement under the Securities Act and a prospectus meeting the requirements of Section 10 of the Securities Act is available and delivered in connection with such sale or (b) if such holder satisfies the requirements of Rule 144(k) and, where reasonably deemed necessary by the Company, provides the Company with an opinion of counsel (reasonably satisfactory to the Company) to the effect that such holder, meets the requirements of Rule 144(k) and a public sale, transfer or assignment of such Securities may be made without registration.

         4.4 Rule 144. CBS is aware of the adoption and requirements of Rule 144 by the SEC promulgated under the Securities Act, which permits limited public resales of securities acquired in a nonpublic offering, subject to the satisfaction of certain conditions. CBS understand that under Rule 144, the conditions include, among other things: the availability of certain current public information about the issuer and the resale occurring not less than one year after the party has purchased and fully paid for the securities to be sold, certain limitations on the volume of Shares to be offered and sold in any three-month period, certain requirements as to manner of resale and certain notice of sale filing requirements with the SEC.

         5. Conditions to Closing.

         5.1 Conditions to CBS' Obligations. The obligations of CBS to purchase the Shares at the Closing are subject to the fulfillment to its satisfaction, on or prior to the Closing Date, of the following conditions, any of which may be waived by CBS in its sole discretion:

                  (a) Representations and Warranties Correct; Performance of Obligations. The representations and warranties made by the Company in Section 3 hereof that are subject to materiality qualifications shall be true and correct when made and shall be true and correct on the Closing Date with the same force and effect as if they had been made as of said date (except where they speak to a different date) or waived by CBS in its sole discretion. All other representations and warranties made by the Company in Section 3 hereof shall be true and correct in all material respects when made and shall be true and correct in all material respects on the Closing Date with the same force and effect as if they had been made as of said date (except where they speak to a different date) or waived by CBS in its sole discretion. The Company shall have performed all obligations and conditions herein required to be performed or observed by it.

                  (b) Consents and Waivers. The Company shall have obtained any and all consents, permits and waivers necessary or appropriate for consummation of the transactions contemplated by this Agreement, including, but not limited to, the expiration or early termination of any applicable waiting periods under the H-S-R Act.

                  (c) Board Approval. The board of directors of CBS shall have approved and authorized the transactions contemplated by this Agreement and the Ancillary Agreements.

                  (d) No Injunction or Restraints. No temporary restraining order, preliminary or permanent injunction or other legal restraint or prohibition preventing or materially restricting or altering the consummation of the transaction contemplated by this Agreement shall be in effect and there shall not be any pending action by or before any governmental authority challenging or seeking to restrain or prohibit or materially alter the consummation of the transactions contemplated by this Agreement in any material respect or seeking to obtain any damages from any of the parties in connection with the transactions contemplated by this Agreement.

                  (e) Shareholder Approval. The Company shall have received the approval of its shareholders for the issuance of the Shares to the extent required by the rules and regulations of the Nasdaq Stock Market.

                  (f) Investors' Rights Agreement. The Company shall have executed and delivered the Investor's Rights Agreement in the form attached as Exhibit C hereto.
                  (g) Advertising and Promotion Agreement; Content License Agreement. The Company shall have executed and delivered the Advertising and Promotion Agreement and the Content License Agreement in the forms attached as Exhibit A.

                  (h) Voting Agreement. The Company and the signatories identified in Schedule I to the Voting Agreement attached hereto as Exhibit D each shall have executed and delivered the Voting Agreement in the form attached hereto as Exhibit D.

                  (i) Waivers. The Company shall have obtained and delivered to CBS written waivers (i) by Mitchell Rubenstein of the provisions of Paragraph 6, Change of Control, of the Employment Agreement between Company and Mitchell Rubenstein dated July 1, 1993, as amended, including all of his rights and benefits thereunder and (ii) by Laurie S. Silvers of the provisions of Paragraph 6, Change of Control, of the Employment Agreement between the Company and Laurie
S. Silvers dated July 1, 1993, as amended, including all of her rights and benefits thereunder, each in the form attached hereto as Exhibit E.

                  (j) State Securities Law. The sale of the Shares shall have been qualified with applicable state's securities law, and evidence of all such qualifications shall have been furnished to CBS counsel.

                  (k) Proceedings and Documents. All corporate and other proceedings in connection with the transactions contemplated by this Agreement at the Closing hereby and all documents and instruments incident to such transactions shall be reasonably satisfactory in substance and form to CBS and its counsel, and CBS and its counsel shall have received all such counterpart originals or certified or other copies of such documents as they may reasonably request.

         5.2 Conditions to Obligations of the Company. The obligations of the Company to sell and deliver the Shares and the Warrant at the Closing are subject to the fulfillment to its satisfaction, on or prior to the Closing Date, of the following conditions, any of which may be waived by the Company in its sole discretion:

                  (a) Representations and Warranties Correct; Performance of Obligations. The representations and warranties made by CBS in Section 4 hereof that are subject to materiality qualifications shall be true and correct when made and shall be true and correct on the Closing Date with the same force and effect as if they had been made as of said date (except where they speak to a different date) or waived by the Company in its sole discretion. All other representations and warranties made by CBS in Section 4 hereof shall be true and correct in all material respects when made and shall be true and correct in all material respects on the Closing Date with the same force and effect as if they had been made as of said date or waived by the Company in its sole discretion. CBS shall have performed all obligations and conditions herein required to be performed or observed by it.

                  (b) Consents and Waivers. CBS shall have obtained any and all consents, permits and waivers necessary or appropriate for consummation of the transactions contemplated by this Agreement, including, but not limited to, the expiration or early termination of any applicable waiting periods under the H-S-R Act.

                  (c) Board Approval. The board of directors of the Company shall have approved and authorized the transactions contemplated by this Agreement and the Ancillary Agreements.

                  (d) Advertising and Promotion Agreement; Content License Agreement. CBS shall have executed and delivered the Advertising and Promotion Agreement and the Content License Agreement in the forms attached as Exhibit A.

                  (e) Investors' Rights Agreement. CBS shall have executed and delivered the Investor's Rights Agreement in the form attached as Exhibit C hereto.

                  (f) Voting Agreement. CBS shall have executed and delivered the Voting Agreement in the form attached hereto as Exhibit D.

                  (g) Shareholder Approval. The Company shall have received the approval of its shareholders for the issuance of the Shares to the extent required by the rules and regulations of the Nasdaq Stock Market.

                  (h) No Injunction or Restraints. No temporary restraining order, preliminary or permanent injunction or other legal restraint or prohibition preventing or materially restricting or altering the consummation of the transaction contemplated by this Agreement shall be in effect and there shall not be any pending action by or before any governmental authority challenging or seeking to restrain or prohibit or materially alter the consummation of the transactions contemplated by this Agreement in any material respect or seeking to obtain any damages from any of the parties in connection with the transactions contemplated by this Agreement.

         6. Affirmative Covenants.

         6.1 The Company hereby covenants and agrees as follows:

                  (a) that as soon as reasonably practicable after the Closing Date, each of its employees shall enter into, and the Company will use reasonable efforts to prevent any employee from violating, a customary confidentiality and proprietary information agreement with the Company.

                  (b) that during the period from the date of this Agreement to the Closing Date, except as otherwise contemplated by this Agreement or the transactions contemplated hereby or as set forth in Schedule 6.1 hereto, the
Company:

                           (i) shall use its best efforts to conduct its business and operations in the ordinary course consistent with past practice; and

                           (ii) shall not and shall not allow its subsidiaries to (1) sell, license or dispose of any of its material properties or assets, except in the ordinary course of business; (2) make any loans, advances (other than advances in the ordinary course of business or advances to any affiliate thereof) or capital contributions to, or investments in, any other person; (3) make any change in any of its present accounting methods and practices, except as required by changes in GAAP; (4) make or authorize any capital expenditures exceeding $500,000 individually or $1,500,000 in the aggregate; (5) settle or compromise any material Tax liability, except as is consistent with past practice; (6) incur any indebtedness for borrowed money, other than from intercompany loans between the Company or any of its subsidiaries and any of its affiliates, issue any debt securities or assume, guarantee or endorse the obligations of any third parties or mortgage or encumber any of their respective properties or assets other than Permitted Liens or immaterial liens which do not restrict use or detract from value; (7) amend its articles of incorporation or by-laws, except to change the name of the Company to Hollywood.com, increase the number of shares of authorized Common Stock or as may be necessary to consummate the transactions contemplated by this Agreement and the Ancillary Agreements; (8) issue any New Securities (as defined in
         Section 6.2) without first complying with Section 6.2; (9) declare a stock dividend or split; (10) acquire or agree to acquire by merging or consolidating with or by purchasing the stock of, or a substantial portion of the assets of, or by any other manner, any business or corporation, partnership, association or other business or division thereof or otherwise acquire or agree to acquire any assets (other than in the ordinary course of business), except as contemplated by this Agreement; (11) knowingly take any action that would cause any of its representations and warranties to become untrue in any material respect; (12) enter into any written employment agreement with any employee providing for annual cash compensation in excess of $150,000 or increase in any material respect the compensation of any of the officers or other key employees of the Business, except for such increases as are granted in the ordinary course of business in accordance with its customary practices (which shall include normal periodic performance reviews and related compensation and benefit increases); (13) adopt, grant, extend or increase the rate or terms of any bonus, insurance, pension or other employee benefit plan, payment or arrangement made to, for, or with any such officers or employees of the Business, or any other benefits payable in any other form by the Company except increases required by applicable law, or increase in the ordinary course of business consistent with past practice; (14) consummate any registered public offering of Common Stock to be sold for the account of the Company; or (15) take, or agree to take, any of the foregoing actions.

                           (iii) shall (1) give CBS and its authorized representatives reasonable access to all books, records, personnel, offices and other facilities and properties of the Business and its accountants, (2) permit CBS to make such copies and inspections thereof as CBS may reasonably request and (3) cause the officers of the Company to furnish CBS with such financial and operating data and other information with respect to the business and properties of the Business as CBS may from time to time reasonably request; provided, however, that any such access shall be conducted at CBS's expense, at a reasonable time, under the supervision of the personnel of the Company and in such a manner as to maintain the confidentiality of this Agreement and the transactions contemplated hereby and not to interfere unreasonably with the normal operation of the business of the Company.

         6.2 Preemptive Rights

                  (a) General. CBS shall have the right to purchase the CBS Percentage of all (or any part) of any New Securities that the Company may from time to time issue during the period from the date of this Agreement to the Closing Date. Any such purchase shall be consummated by the Company and CBS on the Closing Date.

                  (b) New Securities. The term "New Securities" means any Common Stock or Derivative Securities issued by the Company in either a private placement or a registered public offering, but excluding (i) any shares of Common Stock issuable upon the conversion, exercise or exchange of Derivative Securities of the Company issued and in effect as of the date of this Agreement;
(ii) the issuance or sale by the Company of Common Stock or Derivative Securities to any directors, officers, employees, contractors, advisors or consultants of the Company or any of its subsidiaries provided such issuance or sale is pursuant to agreements or employee plans in the ordinary course of business of the Company consistent with past practice; (iii) up to 150,000 shares of Common Stock and/or Derivative Securities in the aggregate issued in connection with any equipment lease, real property lease or any similar financing transactions entered into in the ordinary course of business (other than any of the 394,466 shares of Common Stock currently held in escrow to secure lease obligations) or shares of Common Stock and/or Derivative Securities issued as collateral in connection with any loans, credit lines, guarantees of indebtedness or similar financing; or (iv) Common Stock and/or Derivative Securities issued by the Company in any arms'-length transaction whose primary purpose is to provide carriage to the websites operated by the Company, in an amount not to exceed, in the aggregate, 4.99% of the aggregate shares of Common Stock outstanding; or (v) any securities issuable as set forth in Schedule 6.2.

                  (c) Procedures. If the Company proposes to undertake an issuance of New Securities, it shall give CBS written notice of its intention to issue New Securities (the "Notice"), describing the type of New Securities and the price and the terms upon which the Company proposes to issue such New Securities. CBS shall have five business days from the date of delivery of any such Notice to agree in writing to purchase for cash the CBS Percentage of such New Securities for the price and upon the terms specified in the Notice by giving written notice to the Company and stating therein the quantity of New Securities to be purchased (not to exceed the CBS Percentage).

                  (d) Failure to Exercise. In the event that CBS fails to exercise such right to purchase within such five business day period, then the Company shall have 120 days thereafter to sell the New Securities specified in the Notice, at a price and upon general terms not more favorable to the purchasers thereof than specified in the Notice.

                  (e) CBS Percentage. For purposes of this Agreement, the term "CBS Percentage" shall mean, on any date of determination, that percentage determined by dividing (i) the number of Shares to be issued to CBS by the Company on the Closing Date, as determined pursuant to Section 1.1 hereof, plus the number of Warrant Shares that CBS is then entitled to acquire pursuant to the Warrant by (ii) the total number of shares of Common Stock of the Company outstanding immediately prior to the issuance of New Securities (assuming issuance of the shares to CBS hereunder and pursuant to the Warrant) . The CBS Percentage shall in no event exceed 34.8%. For purposes of this Agreement, the term "Derivative

Securities" means any options, warrants, rights, preferred stock or other securities that are convertible, exercisable or exchangeable into Common Stock or other capital stock of the Company that is entitled by its terms to vote generally in the election of directors of the Company.

         6.3 CBS shall take any and all reasonable efforts to obtain Board of Director approval and authorization of the transactions contemplated by this Agreement and the Ancillary Agreements within ten business days after the date of this Agreement.

         6.4 The Company shall use all reasonable efforts to file not later than 30 days after the date hereof, a proxy statement with the SEC seeking approval by the Company's shareholders of the issuance of Shares pursuant to this Agreement to the extent required by the rules and regulations of The Nasdaq Stock Market and, as soon as practicable after such proxy statement is "cleared" by the SEC, to disseminate such proxy statement to the Company's shareholders.

7. Indemnification.

         7.1 Indemnification by the Company. The Company shall indemnify CBS and its respective officers, directors, employees, stockholders, agents and representatives against, and hold them harmless from, any loss, liability, claim, damage or expense (including reasonable legal fees and expenses) ("Losses"), as incurred (payable promptly upon written request), arising from, in connection with or otherwise with respect to:

                  (a) any breach of any representation or warranty of the Company contained in this Agreement, in any Ancillary Agreement or in any document delivered in connection herewith, determined without regard to any materiality or Material Adverse Effect qualification in such representation or warranty;

                  (b) any breach of any covenant of the Company contained in this Agreement or in any Ancillary Agreement;

                  (c) any fees, expenses or other payments incurred or owed by the Company to any brokers, financial advisors or comparable other persons retained or employed by it in connection with the transactions contemplated by this Agreement.

         7.2 Indemnification by CBS. CBS shall indemnify the Company and each of its respective affiliates and each of its respective officers, directors, employees, stockholders, agents and representatives against, and hold them harmless from, any Losses, as incurred (payable promptly upon written request), arising from, in connection with or otherwise with respect to:

                  (a) any breach of any representation or warranty of CBS contained in this Agreement or, in any Ancillary Agreement or in any document delivered in connection herewith, determined without regard to any materiality or Material Adverse Effect qualification in such representation or warranty;

                  (b) any breach of any covenant of CBS contained in this Agreement or in any Ancillary Agreement;

                  (c) any fees, expenses or other payments incurred or owed by CBS to any brokers, financial advisors or comparable other persons retained or employed by it in connection with the transactions contemplated by this Agreement.

         7.3 Calculation of Losses; Limitations. (a) The amount of any Loss for which indemnification is provided under this Section 7 shall be net of any amounts actually recovered by the Indemnified Party under insurance policies with respect to such Loss and shall be (i) increased to take account of any net Tax cost incurred by the Indemnified Party arising from the receipt of indemnity payments hereunder (grossed up for such increase) and (ii) reduced to take account of any net Tax benefit realized by the Indemnified Party arising from the incurrence or payment of any such Loss. In computing the amount of any such Tax cost or Tax benefit, the Indemnified Party shall be deemed to recognize all other items of income, gain, loss deduction or credit before recognizing any item arising from the receipt of any indemnity payment hereunder or the incurrence or payment of any indemnified Loss.

                  (b) Notwithstanding the foregoing, neither Party shall have any obligation to indemnify the other Party for Losses described under 7.1(a) or
7.2 (a) hereof until such other party shall incur, in the aggregate, Losses described under 7.1 (a) or 7.2 (a) hereof in excess of $1.5 million, and then only for Losses in excess of such amount.

         7.4 Termination of Indemnification. The obligations to indemnify and hold harmless any party, (i) pursuant to Section 7.1(a) or 7.2(a), shall terminate when the applicable representation or warranty terminates pursuant to
Section 8.3, (ii) pursuant to Section 7.1(b) or 7.2(b), shall terminate on the one-year anniversary of the Closing Date, and (iii) pursuant to the other clauses of Section 7.1 or 7.2 shall not terminate; provided, however, that such obligations to indemnify and hold harmless shall not terminate with respect to any item as to which the person to be indemnified shall have, before the expiration of the applicable period, previously made a claim by delivering a notice of such claim (stating in reasonable detail the basis of such claim) pursuant to Section 7.5 to the party to be providing the indemnification.

         7.5 Procedures.

                  (a) In order for a party (the "Indemnified Party"), to be entitled to any indemnification provided for under this Agreement in respect of, arising out of or involving a claim made by any person against the Indemnified Party (a "Third Party Claim"), such Indemnified Party must notify the party against whom indemnification is sought (the "Indemnifying Party"), in writing of the Third Party Claim promptly following receipt by such Indemnified Party of written notice of the Third Party Claim; provided, however, that failure to give such notification shall not affect the indemnification provided hereunder except to the extent the Indemnifying Party shall have been actually and materially prejudiced as a result of such failure. Thereafter, the Indemnified Party shall deliver to the Indemnifying Party, promptly following the Indemnified Party's receipt thereof, copies of all notices and documents (including court papers) received by the Indemnified Party relating to the Third Party Claim and not also addressed to the Indemnifying Party.

                  (b) If a Third Party Claim is made against an Indemnified Party, the Indemnifying Party shall be entitled to participate in the defense thereof and, if it so chooses, to assume the defense thereof with counsel selected by the Indemnifying Party; provided that such counsel is not reasonably objected to by the Indemnified Party. Should the Indemnifying Party so elect to assume the defense of a Third Party Claim, the Indemnifying Party shall not be liable to the Indemnified Party for any legal expenses subsequently incurred by the Indemnified Party in connection with the defense thereof unless the Indemnifying Party has failed to promptly assume the defense of a Third Party Claim after receipt of notice of the commencement thereof or if there are defenses available to the Indemnifying Party and the Indemnified Party which are sufficiently disparate and several such that continued representation by one counsel (or firm of counsel) of both the Indemnifying and the Indemnified Parties would materially prejudice the assertion or prosecution of such defenses or otherwise result in a conflict of interest for such counsel. If the Indemnifying Party assumes such defense, the Indemnified Party shall have the right to participate in the defense thereof and to employ counsel, at its own expense, separate from the counsel employed by the Indemnifying Party, it being understood that the Indemnifying Party shall control such defense. If the Indemnifying Party chooses to defend or prosecute a Third Party Claim, all the Indemnified Parties shall cooperate in the defense or prosecution thereof. Such cooperation shall include the retention and (upon the Indemnifying Party's request) the provision to the Indemnifying Party of records and information that are reasonably relevant to such Third Party Claim, and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Whether or not the Indemnifying Party assumes the defense of a Third Party Claim, the Indemnified Party shall not admit any liability with respect to, or settle, compromise or discharge, such Third Party Claim without the Indemnifying Party's prior written consent (which consent shall not be unreasonably withheld). If the Indemnifying Party assumes the defense of a Third Party Claim, the Indemnified Party shall agree to any settlement, compromise or discharge of a Third Party Claim that the Indemnifying Party may recommend and that by its terms obligates the Indemnifying Party to pay the full amount of the liability in connection with such Third Party Claim, which releases the Indemnified Party completely in connection with such Third Party Claim and that would not otherwise adversely affect the Indemnified Party. Notwithstanding the foregoing, the Indemnifying Party shall not be entitled to assume the defense of any Third Party Claim (and shall be liable for the fees and expenses of counsel incurred by the Indemnified Party in defending such Third Party Claim) if the Third Party Claim seeks an order, injunction or other equitable relief or relief for other than money damages against the Indemnified Party that the Indemnified Party reasonably determines, after conferring with its outside counsel, cannot be separated from any related claim for money damages. If such equitable relief or other relief portion of the Third Party Claim can be so separated from that for money damages, the Indemnifying Party shall be entitled to assume the defense of the portion relating to money damages.

                  (c) Other Claims. In the event any Indemnified Party should have a claim against any Indemnifying Party under Section 7.1 or 7.2 that does not involve a Third Party Claim being asserted against or sought to be collected from such Indemnified Party, the Indemnified Party shall deliver notice of such claim with reasonable promptness to the Indemnifying Party. The failure by any Indemnified Party so to notify the Indemnifying Party shall not relieve the Indemnifying Party from any liability that it may have to such Indemnified Party under Section 7.1 or 7.2, except to the extent that the Indemnifying Party demonstrates that it has been materially prejudiced by such failure. The Indemnifying Party and the Indemnified Party shall proceed in good faith to negotiate a resolution of such dispute and, if not resolved through negotiations, such dispute shall be resolved by litigation in an appropriate court of competent jurisdiction.

                  (d) Indemnification Payments. The Company may elect to make any payments due and owing to CBS pursuant to this Section 7 by agreeing to first reduce the amount of any advertising or promotion deliverable to the Company or any of its affiliates pursuant to the Advertising and Promotion Agreement by an amount equal to the amount of any payment due and owing to CBS, and if such amount has been exhausted, by agreeing to reduce the amount of any advertising revenues, additional advertising and promotion or content deliverable to the Company or any of its affiliates under the Content License Agreement by an amount equal to the amount of any payment due and owing to CBS.

         8. Miscellaneous

         8.1 Waivers and Amendments. Any amendment or modification to this Agreement or the rights of either party must be by the written agreement of the parties.

         8.2 Governing Law. This Agreement shall be governed in all respects by the laws of the State of New York as such laws are applied to agreements between New York residents entered into and to be performed entirely within New York.

         8.3 Survival. The representations and warranties made herein shall survive the Closing of the transactions contemplated hereby until the second anniversary of the Closing, notwithstanding any investigation made by CBS. All written statements as to factual matters contained in any certificate or other instrument delivered by or on behalf of any of the parties pursuant hereto or in connection with the transactions contemplated hereby shall be deemed to be representations and warranties by such party hereunder as of the date of such certificate or instrument.

         8.4 Assignments. This Agreement and the rights hereunder may not be assigned, transferred or conveyed without the prior written consent of the other party hereto, which consent may not be unreasonably withheld or delayed.

         8.5 No Third-Party Beneficiaries. This Agreement is for the sole benefit of the parties hereto and their permitted assigns and nothing herein expressed or implied shall give or be construed to give to any person or entity, other than the parties hereto and such assigns, any legal or equitable rights hereunder.

         8.6 Successors and Assigns. Except as otherwise expressly provided herein, the provisions hereof shall inure to the benefit of, and be binding upon, the successors, assigns, heirs, executors and administrators of the Parties hereto.

         8.7 Entire Agreement. This Agreement and the Ancillary Agreements delivered pursuant hereto constitute the full and entire understanding and agreement between the Parties with regard to the subjects hereof and thereof and they supersede, merge and render void every other prior written and/or oral understanding or agreement among or between the Parties hereto with respect to such subject matters.

         8.8 Notices, etc. All notices or other communications required or permitted to be given hereunder shall be in writing and shall be delivered by hand or sent, postage prepaid, by registered, certified or express mail or reputable overnight courier service and shall be deemed given when so delivered by hand, or if mailed, three days after mailing (one business day in the case of express mail or overnight courier service), as follows:

                        if to the Company, to:

                        Big Entertainment, Inc.
                        2255 Glades Road, Suite 237 W
                        Boca Raton, Florida, 33431-7383
                        Attention:  Mitchell Rubenstein, Chief Executive Officer

                  with a copy to:

                        W. Robert Shearer, General Counsel
                        Big Entertainment, Inc.
                        2255 Glades Road, Suite 237 W
                        Boca Raton, Florida, 33431-7383
                  with a copy (which shall not constitute notice pursuant to this Section 8.8), to:

                        Greenberg Traurig
                        MetLife Building, 15th Floor
                        200 Park Avenue
                        New York, New York  10166

                        Attention:  Clifford E. Neimeth, Esq.

                        if to CBS, to:

                        CBS Corporation
                        51 West 52nd Street
                        New York, NY 10019

                        Attention: Fredric G. Reynolds, Executive Vice President and Chief Financial Officer

                  with a copy to:

                        CBS Corporation
                        51 West 52nd Street
                        New York, NY 10019

                        Attention: Louis J. Briskman, Executive Vice President and General Counsel

         8.9 Severability. In case any provision of this Agreement shall be found by a court of law of competent jurisdiction to be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions of this Agreement shall not in any way be affected or impaired thereby.

         8.10 Finder's Fees and Other Fees. (a) The Company (i) represents and warrants that other than the engagement of Wasserstein Perella & Co., Inc. the cost of which engagement the Company agrees to exclusively pay in full, it has retained no finder or broker in connection with the transactions contemplated by this Agreement and, (ii) hereby agrees to indemnify and to hold CBS harmless from and against any liability for commission or compensation in the nature of a finder's fee to any broker or other person or firm (and the costs and expenses of defending against such liability or asserted liability) for which the Company, or any of the employees or representatives is responsible.

                  (b) CBS (i) represents and warrants that it has retained no finder or broker in connection with the transactions contemplated by this Agreement and (ii) hereby agrees to indemnify and to hold the Company harmless from and against any liability for any commission or compensation in the nature of a finder's fee to any broker or other person or firm (and the costs and expenses of defending against such liability or asserted liability) for which CBS or any of its employees or representatives is responsible.

                  (c) The Company and CBS shall each bear their own expenses and legal fees in connection with the consummation of this transaction.

         8.11 Titles and Subtitles. The titles of the sections and subsections of this Agreement are for convenience of reference only and are not to be considered in construing this Agreement.

         8.12 Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be an original, but all of which together shall constitute one instrument.

         8.13 Delays or Omissions. No delay or omission to exercise any right, power or remedy accruing to the Company or to CBS, as the case may be, shall impair any such right, power or remedy of the Company or CBS, nor shall it be construed to be a waiver of any breach or default under this Agreement, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any delay or omission to exercise any right, power or remedy or any waiver of any single breach or default be deemed a waiver of any other right, power or remedy or breach or default theretofore or thereafter occurring. All remedies, either under this Agreement, or by law otherwise afforded to the Company or CBS, as the case may be, shall be cumulative and not alternative.

         8.14 Knowledge Whenever any representation or warranty of the Company contained in this Agreement or in any schedule, exhibit or other document delivered in connection with this Agreement is qualified to the "knowledge" of the Company, such qualification shall mean the actual knowledge, after due inquiry, of Mitchell Rubenstein, Laurie S. Silvers, W. Robert Shearer and Eric Soto.

IN WITNESS WHEREOF, the Parties hereby have duly executed and delivered this Stock Purchase Agreement effective as of the date first above written.



                                         CBS CORPORATION



                                         By:  /s/ Fredric G. Reynolds
                                              ----------------------------------
                                              Fredric G. Reynolds
                                         Its: Executive Vice President and Chief
                                              Financial Officer

                                         Date: August 30, 1999
                                              ----------------------------------


                                         BIG ENTERTAINMENT, INC.



                                         By:  /s/ Mitchell Rubenstein
                                              ----------------------------------
                                              Mitchell Rubenstein
                                         Its: Chief Executive Officer

                                         Date: August 30, 1999
                                              ----------------------------------

                                                                       Exhibit 2

                                                                       EXHIBIT B


                           THIS WARRANT AND THE WARRANT SHARES ISSUABLE UPON THE
EXERCISE HEREOF (THE "WARRANT SHARES") HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), AND ARE "RESTRICTED SECURITIES" WITHIN THE MEANING OF RULE 144 UNDER THE ACT. THE WARRANT SHARES MAY NOT BE OFFERED FOR SALE, SOLD OR OTHERWISE TRANSFERRED, EXCEPT (i) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT, (ii) IN COMPLIANCE WITH THE RESALE LIMITATIONS OF RULE 144 UNDER THE ACT, OR (iii) PURSUANT TO AN APPLICABLE EXEMPTION FROM REGISTRATION UNDER THE ACT AND SUBJECT TO AN OPINION OF COUNSEL, SATISFACTORY TO THE COMPANY, STATING THAT SUCH REGISTRATION IS NOT REQUIRED AS TO SAID SALE, OFFER OR TRANSFER.

                           THE WARRANT SHARES ARE SUBJECT TO AN AGREEMENT
BETWEEN THE COMPANY AND THE HOLDER DATED _______ __, 1999, REGARDING THE SALE, ASSIGNMENT AND TRANSFER OF THE WARRANT SHARES. A COPY OF SUCH AGREEMENT IS AVAILABLE, WITHOUT CHARGE, FROM THE SECRETARY OF THE COMPANY.


                                                    No: ______
_____, 1999                                         Number of Shares:  1,178,892


                             BIG ENTERTAINMENT, INC.

                   WARRANT TO PURCHASE SHARES OF COMMON STOCK


         FOR VALUE RECEIVED, BIG ENTERTAINMENT, INC., a Florida corporation (the "Company"), hereby certifies that CBS CORPORATION, a Pennsylvania corporation ("CBS") is entitled, upon the terms and subject to the conditions contained herein, to purchase from the Company One million, one hundred seventy-eight thousand eight hundred and ninety-two (1,178,892) duly issued, fully paid and non-assessable shares of Common Stock (as defined below) of the Company, subject to adjustment, as provided herein, at the exercise price (the "Exercise Price") set forth in Section 1.1 of that certain Stock Purchase Agreement dated August __, 1999, between CBS and the Company (the "Stock Purchase Agreement").

         The term "Common Stock" means the Common Stock, par value $.01 per share, of the Company as constituted on the date hereof. The number of shares of Common Stock to be received upon the exercise of this Warrant shall be subject to adjustment from time to time as hereinafter set forth. The shares of Common Stock deliverable upon such exercise, and as adjusted from time to time, are hereinafter referred to as "Warrant Shares."

         1. Exercise of Warrant. This Warrant may be exercised, in whole or in part, at any time prior to the earlier of (i) the second anniversary of the date hereof and (ii) the consummation by the Company of its first underwritten, registered public offering of Common Stock next following the date hereof. This Warrant will terminate and be of no further force and effect upon the earlier of the dates set forth in clause (i) and (ii) above. This Warrant shall be deemed duly and properly exercised only upon presentation and surrender by the holder hereof to the Company at its principal offices (which offices on the date hereof are situated at 2255 Glades Road, Suite 237W, Boca Raton, Florida 33431), or at the office of the Company's transfer agent for the Common Stock (which transfer agent on the date hereof is the American Stock Transfer and Trust Company and whose principal offices are situated at 40 Wall Street, New York, NY 10005), with the Warrant Exercise Form attached hereto properly completed signed and dated, and together with payment in full of the Exercise Price specified in Section 1.1 of the Stock Purchase Agreement. Upon presentation and surrender of the Warrant together with payment in full of the Exercise Price as aforesaid, CBS shall be deemed to be the holder of record of the Warrant Shares issuable upon such exercise, notwithstanding that the transfer books of the Company may then be closed or that certificates representing such Warrant Shares may not then be actually delivered to CBS. The Company shall pay any and all documentary, stamp or similar issue or transfer taxes payable in respect of the issuance or delivery of Warrant Shares upon exercise of this Warrant. Certificates for the Warrant Shares purchased upon exercise of this Warrant shall be delivered to CBS or its permitted assignee (pursuant to Section 12) within a reasonable time, not exceeding 10 days after said exercise.

         2. Reservation of Shares. The Company will at all times reserve for issuance and delivery upon exercise of this Warrant, all Warrant Shares and other shares of capital stock of the Company from time to time issuable upon exercise of this Warrant. All such shares shall be duly authorized and, when issued upon such exercise, shall be validly issued, fully paid and non-assessable and free and clear of all preemptive rights, taxes, liens and other charges. The Company will take all actions as may be necessary to assure that the Warrant Shares issuable upon exercise hereof may be issued without violation of any applicable law or regulation, or of any requirement of any domestic securities exchange upon which any capital stock of the Company may then be listed or admitted to unlisted trading privileges (including, without limitation, obtaining any requisite approval of the Company's stockholders).

         3. Fractional Shares. No fractional shares or scrip representing fractional shares shall be issuable upon the exercise of this Warrant, but the Company shall pay CBS an amount equal to the fair market value of such fractional share in lieu of each fraction of a share otherwise so issuable as determined by the Board of Directors in good faith.

         4. Exchange of Warrants. This Warrant is exchangeable, without expense, at the option of CBS, upon presentation and surrender hereof to the Company or the transfer agent for the Common Stock for Warrants of smaller denominations, entitling CBS to purchase in the aggregate the same number of Warrant Shares purchasable upon the exercise of this Warrant.

         5. Intentionally omitted.

         6. Anti-Dilution Provisions

                  6.1 Adjustment for Recapitalization. If the Company shall at any time subdivide its outstanding shares of Common Stock by recapitalization, reclassification or split-up thereof, or if the Company shall declare a stock dividend or distribute shares of Common Stock to its shareholders, the number of shares of Common Stock subject to this Warrant immediately prior to such subdivision shall be proportionately increased. If the Company shall at any time combine the outstanding shares of Common Stock by recapitalization, reclassification or other combination thereof, the number of shares of Common Stock subject to this Warrant immediately prior to such combination shall be proportionately decreased. Any such adjustments pursuant to this Section 6.1 shall be effective at the close of business on the effective date of such subdivision or combination or, if any adjustment is the result of a stock dividend or distribution, then the effective date for such adjustment shall be the record date established by the Company therefor.

                  6.2 Adjustment for Reorganization, Consolidation, Merger, Etc.

                           (a) In case of any capital reorganization of the
Company (or any other corporation, the securities of which are at the time receivable upon the exercise of this Warrant) after the date hereof or in case after the date hereof the Company (or any such other corporation) shall consolidate with or merge into another corporation or convey all or substantially all of its assets to another corporation, then, in each such case, CBS thereafter shall be entitled to receive upon the exercise of this Warrant the kind and amount of securities, cash or other property which it would have owned or been entitled to receive immediately after consummation of such capital reorganization, consolidation, merger or conveyance had this Warrant been exercised immediately prior to the effective time of such capital reorganization, consolidation, merger or conveyance, and, in any such case, if necessary, appropriate adjustment shall be made in the application of the provisions of this Section 6.2 with respect to the relative rights and interests thereafter of CBS to the end that such provisions thereafter shall correspondingly be made applicable, as nearly as reasonably may be practicable, in relation to any shares of capital stock or other securities or property thereafter deliverable upon the exercise of this Warrant.

                           (b) If the Company shall consolidate with or merge
into another corporation, and shall not be the surviving corporation, or shall convey all or substantially all of its assets to another corporation, then, and in each such case, the Company, as a condition of the closing of such transaction, shall require that the surviving corporation or the corporation that shall have received substantially all of the Company's assets, expressly assume the obligations of the Company under this Warrant in a form reasonably satisfactory to CBS.

                  6.3 No Impairment. The Company will not, by amendment of its charter or through reorganization, consolidation, merger, dissolution, issuance or sale of securities, sale of assets or any other voluntary action, willfully avoid or seek to avoid the observance or performance of any of the terms of this Warrant, but will at all times in good faith assist in the carrying out of all such terms and in the taking of all such action as may be necessary or appropriate in order to protect the rights of CBS against impairment. Without limiting the generality of the foregoing, while this Warrant is outstanding, the Company will not permit the par value, if any, of the Warrant Shares to be greater than the amount payable therefor upon such exercise.

                  6.4 Certificate as to Adjustments. In each case of an adjustment in the number of Warrant Shares receivable upon the exercise of this Warrant, the Company, at its expense, will promptly compute such adjustment in accordance with the terms of this Warrant and prepare a certificate executed by the chief financial officer of the Company setting forth such adjustment and showing in reasonable detail the facts upon which such adjustment is based. The Company will forthwith mail a copy of each such certificate to CBS at the address set forth in Section 11 hereof. The failure of CBS to object in writing to such certificate of adjustment within 10 days after receipt thereof shall constitute approval thereof by CBS.

                  6.5 Certain Other Distributions. If at any time Company shall take a record of the holders of its Common Stock for the purpose of entitling them to receive any dividend or other distribution of:

                           (a) cash (other than a cash distribution or dividend
payable out of earnings or earned surplus legally available for the payment of dividends under the laws of the jurisdiction of incorporation of the Company);

                           (b) any evidences of its indebtedness, any shares of
the Company's capital stock or any other property of any nature whatsoever; or

                           (c) any warrants or other rights to subscribe for or
purchase any evidences of the Company's indebtedness, any shares of its capital stock or any other securities or property of any nature whatsoever,

then, and in each such case, if this Warrant remains outstanding, the Company shall mail or cause to be mailed to CBS a notice specifying the date on which a record is to be taken for the purpose of such dividend or distribution, and stating the amount and character of such dividend, distribution or right. Such notice shall be mailed at least 15 days prior to the date therein specified and the Warrant may be exercised prior to said date during the term of the Warrant.

         7. Restrictions on Warrant Shares. The Warrant Shares may not be offered, sold, transferred or otherwise disposed of unless such transactions are registered under the Securities Act of 1933, as amended (the "Securities Act"), and any applicable state securities laws, or unless such transactions are effected pursuant to available exemptions from such registration, provided that CBS delivers to the Company an opinion of counsel satisfactory to the Company confirming the availability of such exemption.

         8. Legend.

                  8.1 Unless the Warrant Shares have been registered under the Securities Act, upon exercise of this Warrant and the issuance of any of the Warrant Shares, all certificates representing such securities shall bear on the face thereof substantially the following legend:

                                    THE SECURITIES REPRESENTED BY THIS
                  CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT") AND ARE "RESTRICTED SECURITIES" WITHIN THE MEANING OF RULE 144 UNDER THE ACT. THESE SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD OR OTHERWISE TRANSFERRED, EXCEPT (I) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT, (II) IN COMPLIANCE WITH THE RESALE LIMITATIONS OF RULE 144 UNDER THE ACT, OR (III) PURSUANT TO AN APPLICABLE EXEMPTION FROM REGISTRATION UNDER THE ACT AND SUBJECT TO AN OPINION OF COUNSEL, SATISFACTORY TO THE COMPANY, STATING THAT SUCH REGISTRATION IS NOT REQUIRED AS TO SAID SALE, OFFER OR TRANSFER.

                  8.2 As may be required by that certain Investors' Rights Agreement of even date herewith by and between CBS and the Company, all certificates representing the Warrant Shares shall bear on the face thereof substantially the following legend:

                                    THE SECURITIES REPRESENTED BY THIS
                  CERTIFICATE ARE SUBJECT TO AN AGREEMENT BETWEEN THE COMPANY AND CBS DATED AS OF ________ __, 1999, REGARDING THE SALE, ASSIGNMENT AND TRANSFER OF THESE SECURITIES. COPIES OF SUCH AGREEMENT ARE AVAILABLE, WITHOUT CHARGE, FROM THE SECRETARY OF THE COMPANY.

         9. No Rights or Liabilities as Stockholder. This Warrant does not by itself entitle CBS to any voting rights or other rights as a stockholder of the Company. In the absence of affirmative action by CBS to purchase Warrant Shares upon exercise of this Warrant, no provisions of this Warrant, and no enumeration herein of the rights or privileges of CBS shall, by itself, cause CBS to be a stockholder of the Company for any purpose.

         10. Amendment; Waiver. Any term of this Warrant may be amended and the observance of any term of this Warrant may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of the Company and CBS. Any amendment or waiver effected in accordance with this Section 10 shall be binding upon CBS and the Company.

         11. Notices. All notices required hereunder shall be in writing and shall be deemed given when telegraphed, delivered personally or within two days after mailing when mailed by certified or registered mail, return receipt requested, as follows:

                        if to the Company, to:

                        Big Entertainment, Inc.
                        2255 Glades Road, Suite 237 W
                        Boca Raton, FL  33431-7383
                        Attention:  Mitchell Rubenstein, Chief Executive Officer

                        with a copy to:

                        Big Entertainment, Inc.
                        2255 Glades Road, Suite 237 W
                        Boca Raton, FL  33431-7383
                        Attention: W. Robert Shearer, General Counsel with a copy (which shall not constitute notice pursuant to this Section 11) to:

                        Greenberg Traurig
                        The MetLife Building
                        200 Park Avenue
                        New York, NY  10166
                        Attention:  Clifford E. Neimeth, Esq.

                        if to CBS, to:

                        CBS Corporation
                        51 West 52nd Street
                        New York, NY  10019
                        Attention: Fredric G. Reynolds, Executive Vice President and Chief Financial Officer

                        with a copy to:

                        CBS Corporation
                        51 West 52nd Street
                        New York, NY 10019
                        Attention: Louis J. Briskman, Executive Vice President and General Counsel

         12. Assignment. This Warrant, and the rights of CBS hereunder, are not assignable by CBS except to a subsidiary of CBS; provided that such subsidiary is an affiliate of CBS (within the meaning of Rule 12b-2 under the Exchange Act) that owns interests in multiple Internet businesses. Any attempted assignment in violation of this Section 12 shall be null and void.

         13. Lost or Destroyed Certificate. Upon receipt by the Company of evidence reasonably satisfactory to it of the loss, theft, destruction or mutilation of this Warrant, and (in the case of loss, theft or destruction) of reasonably satisfactory indemnification or the posting of bond, and upon surrender and cancellation of this Warrant, if mutilated, the Company shall execute and deliver a new Warrant of like tenor and date.

         14. Applicable Law. This Warrant shall be governed in all respects by the laws of the State of New York as such laws are applied to agreements between New York residents entered into and to be performed entirely in New York.

         IN WITNESS WHEREOF, the Company has caused this Warrant to be signed on its behalf, in its corporate name, by its duly authorized officer, all as of the day and year first above written.


                                               BIG ENTERTAINMENT, INC.


                                               By:_____________________________
                                                  Name: Mitchell Rubenstein
                                                  Title: Chief Executive Officer

                              WARRANT EXERCISE FORM


The undersigned hereby irrevocably elects to exercise its right under the attached Warrant to purchase ____________ shares of Common Stock of Big Entertainment, Inc., a Florida corporation, and hereby tenders
________________________ constituting full payment of the Exercise Price of the attached Warrant.



                                           _____________________________________
                                           Signature


                                           _____________________________________
                                           Date



                       INSTRUCTIONS FOR ISSUANCE OF STOCK



Name_________________________________________________________
         (Please typewrite or print in block letters)

Address_______________________________________________________

______________________________________________________________

Taxpayer Identification Number_____________________

                                                                       Exhibit 3

                                                                       EXHIBIT A


                       ADVERTISING AND PROMOTION AGREEMENT

         AGREEMENT made as of the ___ day of _______, 1999, by and between CBS Corporation, a Pennsylvania corporation with offices at 51 West 52nd Street, New York, New York 10019 ("CBS") and hollywood.com, Inc., a California corporation with offices at 2255 Glades Road, Suite 237 W, Boca Raton, Florida, 33431-7383 ("Hollywood" or the "Company").

1. GENERAL DEFINITIONS

         1.1 "Affiliate" - means any Person that directly or indirectly (through one or more intermediaries) controls, is controlled by, or is under common control with such Person concerned.

         1.2 "Annual Ad Sales Commitment" - shall have the meaning set forth in paragraph 2.2 hereof.

         1.3 "Annual Additional Promo Commitment" - shall have the meaning set forth in subparagraph 2.3(a) hereof.

         1.4 "Arbitration Proceeding" - means a proceeding conducted in accordance with the following rules:

                  (a) such proceeding is commenced by the party concerned, within five (5) days after notice to the other party of its intent to elect arbitration (under paragraph 1.6 below), and requesting the New York office of the American Arbitration Association to designate one arbitrator (who is a retired federal or state judge or a member of the CPC Panel of Distinguished Neutrals of the CPR Institute for Dispute Resolution and who is not and has not been an affiliate, employee, consultant, officer, director or stockholder of CBS or Big Entertainment, Inc. ("BEI") to conduct the proceeding;

                  (b) within seven (7) days after the designation of the arbitrator, the arbitrator and the parties shall meet, at which time each party shall be required to set forth in writing all disputed issues, together with its proposed resolution of the matter, all in reasonable detail and containing such supporting materials it may choose to submit;

                  (c) the arbitrator shall set a date for a hearing, which shall be no later than ten (10) days after the submission of written proposals pursuant to subparagraph 1.4(b) above, to discuss each of the issues identified by the parties. Each party shall have the right to be represented by counsel. The arbitration shall be governed by the Commercial Arbitration Rules of the American Arbitration Association; provided, however, that the Federal Rules of Evidence shall apply with regard to the admissibility of evidence;

                  (d) the arbitrator shall rule on the matter at issue within seven (7) days after the completion of the hearing described in subparagraph 1.4(c) above. All rulings of the arbitrator shall be in writing, shall be delivered to the parties and shall be final and conclusive as to any such matter; and

                  (e) the arbitration shall be conducted in New York City.

         1.5 "Capital Stock" - means any common stock or preferred stock of BEI and any options, warrants, rights, or other securities that are convertible, exercisable, or exchangeable into common stock or preferred stock of BEI.

          1.6 "CBS Competitor" - means any Person, other than CBS or any Affiliate of CBS, who is primarily engaged in North America directly, or indirectly through an Affiliate, in radio or television programming or radio or television program distribution (including, without limitation, free over-the-air, telephone, Internet or microwave). A CBS Competitor shall not include any of the following:

                  (a) any Person engaged in television programming or television program distribution, provided such Person's aggregate revenues generated from television programming and television program distribution are less than five percent (5%) of the aggregate revenues of the television broadcast market.

                  (b) any Person engaged in free over-the-air radio programming or radio program distribution, provided such Person is not one of the top two (excluding CBS) nationally ranked radio broadcast networks, based on overall radio audience ratings.

                  (c) any Person engaged in television programming or television program distribution over the Internet ("Television Internet Concern"), provided either of the following conditions are met:

                           (i) the aggregate revenue of the Internet video
                  streaming market/industry ("Internet Video Streaming Market") is less than 10% of the aggregate revenue for the network television broadcast market; or

                           (ii) if the aggregate revenue of the Internet Video
                  Streaming Market is equal to or more than 10% of the aggregate revenue for the network television broadcast market, then the Television Internet Concern shall not be a CBS Competitor if the aggregate revenue of such Television Internet Concern generated by television programming or television program distribution over the Internet is less than 10% of the aggregate revenue of the Internet Video Streaming Market.

         The foregoing markets and revenues shall be identified/delineated by Veronis, Suhler & Associates, provided, however, that if Veronis, Suhler is not a nationally reputable media/ communications forecasting service or does not (as a matter of course) provide the relevant data, the parties shall mutually agree upon a nationally reputable media/communications forecasting service (the "Forecasting Service"). In the event that the parties are unable to reach agreement upon the Forecasting Service within ten (10) business days of commencement of discussion on the issue, then either party hereto shall have the right to elect to commence an Arbitration Proceeding to determine the Forecasting Service.

                  (d) any Person engaged in radio programming or radio program distribution over the Internet ("Radio Internet Concern"), provided either of the following conditions are met:

                           (i) the aggregate revenue of the Internet radio
                  streaming market/industry ("Internet Radio Streaming Market") is less than 10% of the aggregate revenue for the radio broadcast market; or

                           (ii) if the aggregate revenue of the Internet Radio
                  Streaming Market is equal to or more than 10% of the aggregate revenue for the radio broadcast market, then the Radio Internet Concern shall not be a CBS Competitor if the aggregate revenue of such Radio Internet Concern generated by radio programming or radio program distribution over the Internet is less than 10% of the aggregate revenue of the Internet Radio Streaming Market.

         The foregoing markets and revenues shall be identified/delineated by Veronis, Suhler & Associates, provided, however, that if Veronis, Suhler is not a nationally reputable media/ communications forecasting service or does not (as a matter of course) provide the relevant data, the parties shall mutually agree upon a nationally reputable media/communications forecasting service (the "Forecasting Service"). In the event that the parties are unable to reach agreement upon the Forecasting Service within ten (10) business days of commencement of discussion on the issue, then either party hereto shall have the right to elect to commence an Arbitration Proceeding to determine the Forecasting Service.

                  (e) any Person who owns or operates a multichannel video program distribution service, a cable system, a wireless cable system or a direct broadcast satellite system, so long as such Person does not otherwise engage (either directly or indirectly through an Affiliate) in television or radio programming or program distribution.

                  (f) any Person engaged in the production of television programs or other audio visual materials, so long as such Person does not otherwise engage (either directly or indirectly through an Affiliate) in television or radio programming or program distribution.

                  (g) AT&T Corporation, Comcast Corporation, Gannett Co, Inc. or The Times Mirror Company, as constituted on the date of this Agreement.

                  (h) any Person engaged in television programming or television program distribution, so long as neither CBS nor any Affiliate of CBS owns a majority interest in the CBS Television Network.

                  (i) any Person engaged in radio programming or radio program distribution, so long as neither CBS nor any Affiliate of CBS owns a majority interest in Infinity Broadcasting Corporation.

The revenue calculations in the preceding sentences shall be based on the last full fiscal year of the Person (including, without limitation, Television Internet Concern or Radio Internet Concern) concerned and the last full calendar year of the applicable market/industry.

         1.7 "CBS Content" - means any Television Content, including archival Content, related to the movie business or any particular motion picture and contained in CBS's regularly scheduled hard news broadcasts, scheduled special events coverage and unscheduled live breaking news coverage, which CBS has the right to license for use on the Internet. Notwithstanding anything contained herein to the contrary, nothing herein shall be construed to grant Hollywood any rights to CBS Radio Content.

         1.8 "CBS PLUS" - means a corporation-wide cross media sales unit that designs customized consumer-driven media and marketing programs for advertisers. CBS PLUS media and marketing programs are executed in cooperation with the sales organizations of the entire CBS organization, including: CBS Television Network, the CBS Television Stations Group, CBS/Infinity Radio Stations, CBS Cable and TDI, Infinity Broadcasting Corporation's outdoor advertising business.

         1.9 "CBS Media Properties" - means the CBS Television Network, CBS Owned and Operated Television and Radio Stations (including those owned and operated by CBS Affiliates, including Infinity Broadcasting Corporation), CBS Cable, TDI, and CBS wholly-owned Internet websites.

         1.10 "Co-Branded Site" - means an Internet Site: (a) that contains/displays a majority of the Content displayed on the Hollywood Site, and displays such Content in the same form and format as featured on the Hollywood Site; (b) is branded with the Hollywood name (or trademark) and the name/trademark of the third-party Web Site and (c) is accessed from the third party Web Site.

         1.11 "Collaboration Agreement" - means any one of the following agreements between or among CBS, Hollywood and BEI: (a) this Agreement; (b) the Content Agreement dated as of even date (the "Content License") (c) the Stock Purchase Agreement dated as of even date; (d) the Investor's Rights Agreement dated as of even date and (e) the Voting Agreement dated as of even date.

         1.12 "Content" - means text, graphics, photographs, video, audio and/or other data or information, including, without limitation, Television Content, relating to any subject, and/or advertisements.

         1.13 "Contract Year" - means the annual period beginning on the date of commencement of the term of this Agreement, and each subsequent annual period during the term beginning on the anniversary of that commencement date (as such Year may be suspended or extended, and those dates postponed, as provided herein).

         1.14 "Gross Ad Revenues" - means Gross cash revenues accrued from the sale of advertising on the Hollywood Site (as defined below), provided that such revenues or other consideration shall not be reduced for royalties, commissions, fees or other expenses incurred in generating such revenues and without reduction for taxes.

         1.15 "Hollywood Site" - means: (a) the Internet Web Site owned or controlled by Hollywood (and is accessed via the URL www.hollywood.com) that features or will feature movie, music and television-related news, data and merchandise offers and related Content and merchandise offers; (b) any Co-Branded Site and (c) any Mirror Site.

         1.16 "Internet" - means a global network of interconnected computer networks, each using the Transmission Control Protocol/Internet Protocol and/or such other standard network interconnection protocols as may be adopted from time to time, which is used to transmit content that is directly or indirectly delivered to a computer or other digital electronic device for display to an end-user, whether such content is delivered through on-line browsers, off-line browsers, or through "push" technology, electronic mail, broadband distribution, satellite, wireless or otherwise.

         1.17 "Internet Site" or "Web Site" - means any site or service delivering content on or through the Internet, including, without limitation, any on-line service such as America Online, CompuServe, Prodigy and the Microsoft Network.

         1.18 "Person" - means any individual, partnership, corporation or organized group of persons, including agencies and other instrumentalities of governments and states.

         1.19 "Term" - shall have the meaning set forth in paragraph 3.1 below.

         1.20 "Television Content" - means Content broadcast on television.

         1.21 "URL Scroll" - means the exhibition of a written representation of a URL in or during (i.e., at any time from the opening frame through the end of the closing credits) a television program or in/on an Internet Web Site page.

2. SCOPE

         2.1 (a) During the Term, CBS shall arrange for the placement of advertising and promotion of the Hollywood Site in the media category or type set forth on Exhibit A attached hereto, at the rate of Ten Million Dollars ($10,000,000) per Contract Year (based upon the value ascribed for such advertising in subparagraph 2.1(b) below). A portion of the foregoing $10,000,000 amount may, at the option of Hollywood, be allocated to production costs for such advertising and promotion incurred by CBS or its Affiliates, at Hollywood's request. CBS and Hollywood shall meet periodically to jointly develop a media plan to formulate the Contract Yearly allocation of Ten Million Dollars of advertising and promotion, using the media categories or types set forth in Exhibit A. The media plan shall provide broad-based exposure for the Hollywood Site, including prominent placements in conjunction with appropriate entertainment-related events and programming. The media plan shall provide for the distribution of television and radio ads over various time periods. CBS will endeavor to implement the advertising and promotional goals set forth in the media plan. All advertising and promotional materials shall be subject to the applicable CBS Television Network Advertising Guidelines and CBS's standard preemption policies. CBS shall not have to make any ad placements if the exigencies of time or current or future contractual obligations entered into prior to the time the Company requests such advertising, prevent or restrict CBS from doing so.

             (b) The rate card value of all broadcast advertising and promotion provided hereunder shall be based upon the average paid unit price, excluding barter, for spots (excluding political spots) purchased during the specific CBS Television Network, CBS television station, CBS/Infinity owned and operated radio station or CBS Cable broadcast in which the advertising or promotion occurs. The value of the banner advertising on CBS Internet Sites shall have a rate card price equal to the average price paid or payable (excluding barter) by third parties for banner advertising during the month in which such advertising is delivered. The price of the billboard ad concerned shall be based on the average price paid or payable (excluding barter) by any third party during the same time period for any similar (in terms of, among other things, location, size, and type of billboard) billboard ad(s) during the month prior to the month in which such billboard ad is delivered.

             (c) CBS will provide to Hollywood calendar monthly statements, calendar quarterly statements (i.e., March 31, June 30, September 30, December
31) and calendar yearly statements, within twenty (20) days following expiration of the time period concerned (i.e. calendar month, quarter and year) showing the
(i) value attributable to each of the media categories and types with respect to the advertising and promotions purchased by Hollywood during the statement period and (ii) the calculation of the aggregate value of advertising purchased.

         2.2 (a) CBS will maintain accurate books and records which report the expenditure of the advertising and promotional value by Hollywood and information from which the calculation can be derived. Hollywood may, at its own expense, examine those books and records, as provided in this Section 2.2. Hollywood may make such an examination for a particular statement provided pursuant to subparagraph 2.1(c) only once and such examination must occur within three (3) years after the date such statement is sent by CBS to Hollywood.

(CBS will be deemed conclusively to have sent Hollywood the statement concerned at the time prescribed in Section 2.1(c), unless Hollywood notifies CBS otherwise with respect to any statement within sixty (60) days after that designated time.) Hollywood may make those examinations only during CBS's usual business hours, and at the address set forth herein for the provision of notices to CBS, unless otherwise notified. Hollywood will be required to notify CBS at least ten (10) days before the date of planned examination. If Hollywood's examination has not been completed within two (2) months from the time Hollywood begins it, CBS may require Hollywood to terminate it on seven (7) days notice to Hollywood at any time.

             (b) If any examination of CBS's books and records discloses that:

                           (i) CBS has failed to properly account for advertising and promotions purchased by Hollywood hereunder, then CBS will make appropriate adjustment(s) to the cumulative total purchased by Hollywood.

                           (ii) CBS has overstated the value of advertising purchased by more than 7.5%, then CBS shall reimburse Hollywood for its direct out-of-pocket expenses incurred in identifying such material overstatement.

         2.3 (a) During each Contract Year, upon Hollywood's notice to CBS, Hollywood shall have the option to require CBS to sell advertisements/advertising space on the Hollywood Site totaling Gross Ad Revenues up to $1.5 million per Contract Year (the "Annual Ad Sales Option"), provided however, that Hollywood shall reduce the amount of Annual Additional Promo Commitment available to Hollywood, pursuant to paragraph 2.4 below (i.e., $4,300,000 per Contract Year) by the Annual Ad Sales Option or any portion thereof elected/sought by Hollywood.

             (b) (i) (A) CBS shall include the Hollywood Site in all of its CBS PLUS advertising sales programs and presentations to the extent that such programs/presentations are appropriate in respect of the sale of advertising on Hollywood Site, and (B) CBS shall invite Hollywood ad sales staff members to attend all CBS PLUS sales meetings specifically related to the sale of advertisements/advertising space on the Hollywood Site; and (ii) CBS will have the right to bundle inventory relating to the Hollywood Site with television, radio, cable, Internet and billboard inventory, although Hollywood shall only be credited with the pro-rated value of the advertising which appears on the Hollywood Site.

             (c) Hollywood shall pay CBS a commission of eight per cent (8%) of Gross Ad Revenues (the "CBS Commission") with respect to advertising sold on the Hollywood Site, in excess of the Annual Ad Sales Option concerned, if any. The CBS Commission shall be payable upon Hollywood's receipt of payment from the advertiser. CBS shall coordinate all such sales of advertisements/advertising space with Hollywood's ad sales staff or as otherwise agreed to by the parties. All sales of advertisements/advertising space by CBS shall be consistent with CPM rates and other pricing then being charged on the Hollywood Site. All sales in excess of the Annual Ad Sales Option shall be subject to the availability of advertising inventory on the Hollywood Site.

         2.4 (a) (i) In addition to the advertising and promotion described in paragraph 2.1 above, Hollywood shall have the right to require CBS to arrange for placement of advertising and promotion of the Hollywood Site (in the media category or type set forth in Exhibit A, and subject to the terms of this Agreement) at a Market Value of no more than Four Million Three Hundred Thousand Dollars ($4,300,000) during each of the first six Contract Years and Four Million Two Hundred Thousand Dollars ($4,200,000) during the seventh Contract Year (the "Annual Additional Promo Commitment"), subject to the reductions prescribed in section 2.4(a)(ii) below.

                 (ii) The Annual Additional Promo Commitment shall be reduced by: (A) the Annual Ad Sales Option, as prescribed in paragraph 2.3 above; and (B) the Market Value of any Content provided by CBS (during the Contract Year concerned), pursuant to section 2.4(a)(i) of the Content License.

             (b) (i) Upon commencement of the Contract Year and/or each calendar quarter of the Contract Year concerned, Hollywood shall use reasonable efforts to notify CBS of its election to license CBS Content, exercise the Annual Ad Sales Option or utilize the Annual Additional Promo Commitment, and the respective Market Values thereof.

                 (ii) If, upon expiration of the Contract Year concerned, Hollywood has failed to notify CBS of its election, as set forth in section 2.4(b)(i) above, then the Annual Additional Promo Commitment (or any portion thereof for which Hollywood has failed to notify CBS of its election) will be deemed forfeited.

                 (iii) Except as set forth in section 2.4(b)(ii) above, if upon expiration of the Contract Year concerned, the Annual Additional Promo Commitment has not been exhausted, then the amount of the unused portion of the Annual Additional Promo Commitment may be carried over to the immediately subsequent Contract Year (the "Annual Promo Carryover"), it being understood, however, that (A) in the immediately subsequent Contract Year the Annual Promo Carryover shall be exhausted (first) before the Annual Additional Promo Commitment for such subsequent Contract Year is utilized (B) Hollywood shall identify the intended use for (i.e., allocate) the Annual Promo Carryover during the first thirty (30) days of such subsequent Contract Year, and CBS shall use reasonable efforts to satisfy the allocation request depending upon the availability of the inventory/item sought. In the event that the inventory is not available, then Hollywood shall make a substitute allocation within thirty (30) days following CBS's advising Hollywood that the inventory/item sought is unavailable, (C) any portion of the Annual Promo Carryover unused as of the expiration date of the Contract Year concerned (i.e., such subsequent Contract Year) shall be deemed forfeited, except to the extent Hollywood complied with the notice requirements prescribed herein and CBS did not deliver such portion of the Annual Promo Carryover and (D) any portion of Annual Additional Promo Commitment (including any Annual Promo Carryover) unused as of the expiration date of the Term shall be deemed forfeited, except to the extent Hollywood complied with the notice requirements prescribed herein and CBS did not deliver such portion of the Annual Additional Promo Commitment or Annual Promo Carryover, as applicable.

                  (c) "Market Value", as used in this paragraph 2.3, shall mean:

                            (i) with respect to CBS Content, the average price paid by a third party for the license of such Content on the Internet (provided that CBS has an established market for licenses on the Internet) or, if no such rate (or CBS market) exists, then the average price for worldwide over-the-air free television use (including in all instances, without limitation, any costs related to the retrieval, preparation (e.g., tape transfer and/or duplication) or delivery of CBS Content).

                           (ii) with respect to advertising sales on the Hollywood Site, the proportionate dollar amount (of the Gross Ad Revenues) of the Ad Sales Option .

                           (iii) with respect to CBS advertising and promotion, the unit price for the advertising medium concerned, as described in subparagraph 2.1(b) of this Agreement.

3. TERM

         3.1 The term of this Agreement ("Term") shall begin as of the date hereof and shall continue in full force and effect for a period of seven (7) consecutive years, through and including __________, 2006, unless it is terminated earlier in accordance with the terms and conditions stated herein.

4. WARRANTIES, REPRESENTATIONS; INDEMNITEES

         4.1      (a)      CBS represents and warrants that:

                           (i) it has full power and authority to enter into and fully perform this Agreement;

                           (ii) this Agreement has been duly authorized and is enforceable in accordance with its terms; and

                           (iii) at all times, it will comply with all applicable federal, state, local and foreign laws and regulations.

                  (b)      The Company represents, warrants and covenants that:

                           (i) it has full power and authority to enter into and fully perform this Agreement;

                           (ii) this Agreement has been duly authorized and is enforceable in accordance with its terms;

                           (iii) the Hollywood Site will be produced, advertised and transmitted in accordance with all applicable federal, state, local and foreign laws and regulations; and

                           (iv) at all times, it will maintain the Hollywood Site in a professional manner consistent with applicable industry standards. In connection therewith, the Company shall satisfy the following minimum performance standards: (A) use its best efforts to maintain continuous accessibility to the public on the Internet; (B) capability of sustaining traffic of no less than 22 million page views per month, including, without limitation, the existence of a viable technological response, in the event that the foregoing traffic number is exceeded, that is designed to handle at least 44 million page views per month; (C) functionality as outlined/delineated in the most recent business plan for Hollywood; (D) monitoring of the Hollywood Site's traffic flows on a regular basis and (in addition to and above and beyond clause (B) above) implementation of plans to meet expected traffic flows and (E) maintenance of standards of quality and ease of use no less than the quality and ease of use of the Hollywood Site as of this date.

                           (v) advertising and promotion material and any portion thereof created by or on behalf of Hollywood or furnished by Hollywood to CBS and the use thereof shall not violate any law or violate the rights of any Person.

         4.2 (a) Each party to this Agreement (the "Indemnifying Party") shall at all times indemnify, hold harmless and defend the other party (collectively, the "Indemnified Party") from and against any loss, cost, liability or expense (including court costs and reasonable attorneys' fees) arising out of or resulting from any breach by the Indemnifying Party of any representation, warranty or covenant contained herein. In the event of any claim, the Indemnified Party shall: (i) promptly notify the Indemnifying Party of the claim; (ii) allow the Indemnifying Party to direct the defense and settlement of third party claim with counsel of the Indemnifying Party's choosing; and (iii) provide the Indemnifying Party, at the Indemnifying Party's expense, with information and assistance that is reasonably necessary for the defense and settlement of the third party claim. The Indemnified Party reserves the right to retain counsel, at the Indemnified Party's sole expense, to participate in the defense of any such claim. The Indemnifying Party shall not settle any such claim or alleged claim without first obtaining the Indemnified Party's prior written consent, which consent shall not be unreasonably withheld, if the terms of such settlement would adversely affect the Indemnified Party's rights under this Agreement or otherwise. If the Indemnifying Party assumes the defense and settlement of the claim as set forth above, then the Indemnifying Party's only obligation is to satisfy the claim, judgment or approved settlement.

             (b) Any sums payable by Hollywood under this paragraph 4.2 may be offset by Hollywood against the Market Value of any advertising, Content or Ad Sales Option deliverable by CBS (the "CBS Deliverable(s)") pursuant to this Agreement or the Content License (the "Indemnity Offset"). The amount or Market Value of the CBS Deliverable concerned will be reduced by the proportion thereof used for or contributed to the Indemnity Offset. For purposes of the Indemnity Offset, Hollywood shall be obligated to exhaust the CBS Deliverables as follows:

                           (i) The Market Value of any advertising or promotion, deliverable pursuant to paragraph 2.1 of this Agreement, shall be fully exhausted before any other CBS Deliverable is used for/contributed to the Indemnity Offset.

                           (ii) Provided the Deliverable described in section 4.2(b)(i) above has been fully exhausted, the Market Value of any Annual Additional Promo Commitment (deliverable pursuant to paragraph
         2.4 above) or Annual Ceiling (as such term is defined in the Content License and deliverable pursuant to subparagraph 2.3(c) of the Content License), shall be fully exhausted before any other CBS Deliverable is used for/contributed to the Indemnity Offset.

                           (iii) The Market Value of any Ad Sales Option, deliverable pursuant to paragraph 2.2 of this Agreement, may be used for/contributed to the Indemnity Offset only if and when the Deliverables described in sections 4.2(b)(i) and (ii) above have been fully exhausted.

For avoidance of doubt, CBS's obligation to deliver any CBS Deliverable, pursuant to this Agreement or the Content License, shall be extinguished (or reduced, as applicable) to the extent that such CBS Deliverable is used for/contributed to any Indemnity Offset.

5. REMEDIES

         5.1 (a) CBS shall have the right to suspend and/or withdraw placement of all advertising and promotion and Hollywood Site ad sales:

                           (i) during such time as the Company is enjoined from using the tradename, trademark or term(s) "HOLLYWOOD.com" on or in connection with the Hollywood Site and has not renamed the Website. The Company shall rename the Hollywood Site within twenty (20) days following the issuance of any injunction or the resolution of any claim which requires the Company to cease using the tradename, trademark or term(s) "HOLLYWOOD.com" on or in connection with its Website.

                           (ii) In the event that the Hollywood Site is not operational for a period of seventy-two (72) consecutive hours until it becomes operational in a manner consistent with the standards in the industry.

             (b) CBS may exercise its right to suspend and/or withdraw placement of all advertising and promotion and all advertising sales pursuant to this paragraph 5.1 by sending the appropriate notice to Hollywood. No exercise by CBS of its rights under this Article 5 will limit CBS's remedies by reason of Hollywood's or BEI's default, CBS's rights to exercise any other rights under this Article 5, or any of CBS's other rights.

         5.2 CBS shall have the right to terminate this Agreement if any of the following occurs:

             (a) The Hollywood Site contains Content which, in CBS's reasonable business judgment, violates Article I or Article III of the CBS License Guidelines (as set forth in the Content License) and Hollywood fails to remove such Content from the Hollywood Site within ten (10) days after written notice of CBS's objection thereto demanding the removal of such Content.

                  (b) Except as otherwise set forth in subparagraph 5.2(a) above, either Hollywood or BEI (if applicable) breaches any material term or condition of this Agreement, or any Collaboration Agreement and fails to: (i) cure such breach within thirty (30) days after CBS's notice of such breach, or
(ii) complete curing such breach within sixty (60) days following CBS's notice of such breach; provided however that this clause (ii) shall only apply to a default that is incapable of being cured in thirty (30) days. The foregoing cure period will not apply: (i) solely with respect to this Agreement, to a term or condition (in this Agreement) for which a specific cure period is provided; or
(ii) to a breach incapable of being cured.

                  (c) BEI or Hollywood: (i) becomes insolvent or unable to pay its debts as they mature or makes an assignment for the benefit of its creditors; (ii) is the subject of a voluntary petition in bankruptcy or any voluntary proceeding relating to insolvency, receivership, liquidation, or composition for the benefit of creditors, if such petition or proceeding is not dismissed within sixty (60) days of filing; (iii) becomes the subject of any involuntary petition in bankruptcy or any involuntary proceeding relating to insolvency, receivership, liquidation, or composition for the benefit of creditors, if such petition or proceeding is not dismissed within sixty (60) days of filing; or (iv) is liquidated or dissolved.

                  (d) BEI issues to a Person any voting securities of BEI and:
(i) at the time of such issuance such Person is a CBS Competitor and (ii) as a result of such issuance such Person beneficially owns or controls, directly or indirectly, more than fifteen (15%) percent of the total voting power of BEI, in the aggregate. For the purposes of this subparagraphs 5.2(d), 5.2(e) and 5.2(f):
(x) the term "beneficial ownership" shall have the meaning set forth in Section 13(d) of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder; (y) the term "total voting power" shall mean at any time, the total number of votes that may be cast in the election of directors of BEI at any meeting of the holders of voting securities at such time for such purpose; and (z) the term "voting securities" shall mean the Capital Stock and any other securities issued by BEI having the power to vote in the election of directors of BEI including, without limitation, any securities having such power only upon the occurrence of a default or any other extraordinary contingency.

                  (e) BEI issues to a Person any voting securities of BEI and:
(i) at the time of such issuance such Person is a CBS Competitor that beneficially owns or controls, directly or indirectly, more than fifteen (15%) percent of the total voting power of BEI and (ii) as a result of such issuance the voting power of such Person is increased by any amount.

                  (f) BEI's board of directors consents to the acquisition of voting securities by a CBS Competitor such that as a result of such consent, the CBS Competitor beneficially owns or controls, directly or indirectly, more than 15% of the total voting power of BEI and at the time of such consent the Rights Agreement by and between BEI and American Stock Transfer & Trust Company dated August 23, 1996, as amended, is in full force and effect.

                   (g) Hollywood discontinues using the "Hollywood.com" mark (or any substitute mark approved by CBS) and does not establish use of a substitute mark reasonably acceptable to CBS within thirty (30) days.

                  (h) The Hollywood Site ceases to operate due to any circumstance(s) (other than circumstances beyond Hollywood's reasonable control, which circumstances simultaneously affect a substantial number of web sites on the Internet) for: (i) a period of thirty (30) consecutive days; or (ii) a period of one week at least two times in any six (6) month period.

CBS may exercise its right to terminate pursuant to this paragraph 5.2 by sending Hollywood appropriate written notice. No exercise by CBS of any of its rights under this Article 5 will limit CBS's remedies by reason of Hollywood's or BEI's default, CBS's rights to exercise any other rights under this Article 5, or any of CBS's other rights.

6. GENERAL

         6.1 Neither party may assign this Agreement, or their respective rights and obligations hereunder, in whole or in part without the other party's prior written consent. Any attempt to assign this Agreement without such consent shall be void and of no effect ab initio. Notwithstanding the foregoing, CBS may assign this Agreement or any of its rights and obligations hereunder to an affiliate or to any entity controlling, controlled by or under common control with, CBS, or to any entity that acquires CBS by purchase of stock or by merger or otherwise, or by obtaining substantially all of CBS's assets (a "CBS Assignee"), provided that any such CBS Assignee, or any division thereof, thereafter succeeds to all of the rights and is subject to all of the obligations of CBS under this Agreement.

         6.2 Each party hereto irrevocably submits to the exclusive jurisdiction of (a) the Supreme Court of the State of New York, New York County; and (b) the United States District Court for the Southern District of New York, for the purposes of any suit, action or other proceeding arising out of this Agreement or any transaction contemplated hereby or thereby. Each the parties hereto agrees to commence any such action, suite or proceeding either in the United States District Count for the Southern District of New York or if such suit, action or other proceeding may not be brought in such court for jurisdictional reasons, in the Supreme Court of the State of New York, New York County. Each of the parties hereto further agrees that service of any process, summons, notice or document by U.S. registered mail to such party's respective address set forth below shall be effective service of process for any action, suite or proceeding in New York with respect to any matters to which it has submitted to jurisdiction in this paragraph 6.2. Each of the parties hereto irrevocably and unconditionally waives any objection to the laying of venue of any action, suite or proceeding arising out of this Agreement or the transactions contemplated hereby in (i) the Supreme Court of the State of New York, New York County; or
(ii) the United States District Court for the Southern District of New York, and hereby and thereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in any inconvenient forum.

         6.3 If any provision of this Agreement (or any portion there) or the application of any such provision (or any portion thereof) to any Person or circumstance shall be held invalid, illegal or unenforceable in any respect by a court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision hereof (or the remaining portion thereof) or the application of such provision to any other Persons or circumstances.

         6.4 All notices or other communications required or permitted to be given hereunder shall be in writing and shall be delivered by hand or sent, postage prepaid, by registered, certified or express mail or reputable overnight courier service and shall be deemed given when so delivered by hand, or if mailed, three days after mailing (one business day in the case of express mail or overnight courier service), as follows:

                  (a)    if to Hollywood,

                         hollywood.com, Inc.
                         2255 Glades Road, Suite 237W
                         Boca Raton, Florida   33431
                         Attention: Mitchell Rubenstein, Chief Executive Officer


                         with a copy to:

                         hollywood.com, Inc.
                         2255 Glades Road, Suite 237W
                         Boca Raton, Florida   33431
                         Attention:  W. Robert Shearer, General Counsel


                         and a copy to:

                         hollywood.com, Inc.
                         1620 26th Street, Suite 370 South
                         Santa Monica, CA  90404
                         Attention:  Scott Shrock, Vice President of Operations

                         and a copy to:

                         Greenberg Traurig
                         200 Park Avenue
                         New York, New York  10166
                         Attention: Clifford E. Neimeth, Esq.

                  (b)    if to CBS:

                         CBS Corporation
                         51 West 52nd Street
                         New York, New York 10019

                         Attention:  Chief Financial Officer

                         with a copy to:

                         CBS Corporation
                         51 West 52nd Street
                         New York, New York 10019
                         Attention:  General Counsel


         6.5 The parties to this Agreement are independent contractors. There is no relationship of partnership, joint venture, employment, franchise, or agency between the parties. Neither party shall have the power to bind the other or incur obligations on the other's behalf without the other's prior written consent.

         6.6 No failure of either party to exercise or enforce any of its rights under this Agreement shall act as a waiver of such right.

         6.7 This Agreement, along with any Exhibits hereto, contains the entire agreement and understanding between the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and understandings relating to such subject matter. Neither party shall be liable or bound to any other party in any manner by any representations, warranties or covenants relating to such subject matter except as specifically set forth herein.

         6.8 This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more such counterparts have been signed by each of the parties and delivered to each of the other parties.

         6.9 This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

         6.10 This Agreement shall be governed by and construed in accordance with the internal laws of the state of New York applicable to agreements made and to be performed entirely within such State, without regard to the conflicts of law principles of such State.

         6.11 This Agreement is for the sole benefit of the parties hereto and their permitted assigns and nothing herein expressed or implied shall give or be construed to give to any Person, other than the parties hereto and such assigns, any legal or equitable rights hereunder.

         6.12 The headings contained in this Agreement or in any Exhibit or Schedule hereto are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. All exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized terms used in any Schedule or Exhibit but not otherwise defined therein, shall have the meaning as defined in this Agreement. When a reference is made in this Agreement to a Section, Exhibit or Schedule, such reference shall be to a Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated.

                  IN WITNESS WHEREOF, the parties have caused this Agreement to be executed by their duly authorized representatives as of the date first above written.

HOLLYWOOD.COM, INC.                               CBS CORPORATION


By:__________________________                     By:__________________________

Name:_________________________                    Name:_________________________

Title:________________________                    Title:________________________

                                    EXHIBIT A

Attached to and forming a part of the Agreement made as of _______________, 1999 between CBS Corporation, Big Entertainment, Inc. and hollywood.com, Inc..

--------------------------------------------------------------------------------

PLACEMENT POSSIBILITIES

1.   CBS Television Network programming

2. CBS Owned and Operated Television Stations' and Infinity owned and operated Radio Stations' programming

3.   Infinity outdoor billboards and all other outdoor media owned by CBS

4.   CBS Internet Sites

5.   CBS Cable

6.   CBS Syndicated Programs

PLACEMENT TYPES

o    30 second units where available

o    15 second units where available

o    10 second units where available

o    URL Scrolls (5 seconds)

o    On-air mentions (30 seconds)

o    Banner ads, buttons and sponsorships

o    Credit rolls/sign-offs (5 seconds)

                                                                       Exhibit 4

                                                                       EXHIBIT A


                            CONTENT LICENSE AGREEMENT

         AGREEMENT made as of the __ day of ___________, 1999, by and between CBS Corporation, a Pennsylvania corporation with offices at 51 West 52nd Street, New York, New York 10019 ( "CBS"), and hollywood.com, Inc., a California corporation with offices at 2255 Glades Road, Suite 237W, Boca Raton, Florida 33431 ("Hollywood").

1. DEFINITIONS

         1.1 "Affiliate" of the Person concerned, means a Person that directly or indirectly (through one or more intermediaries) controls, is controlled by or is under common control with such Person.

         1.2 "Annual Ceiling" shall have the meaning set forth in section 2.3(c)(i) hereof.

         1.3 "Arbitration Proceeding" means a proceeding conducted in accordance with the following rules:

                  (a) such proceeding is commenced by the party concerned, within five (5) days after notice to the other party of its intent to elect arbitration (under paragraph 1.6 below), and requesting the New York office of the American Arbitration Association to designate one arbitrator (who is a retired federal or state judge or a member of the CPC Panel of Distinguished Neutrals of the CPR Institute for Dispute Resolution and who is not and has not been an affiliate, employee, consultant, officer, director or stockholder of CBS or Big Entertainment, Inc. ("BEI")) to conduct the proceeding;

                  (b) within seven (7) days after the designation of the arbitrator, the arbitrator and the parties shall meet, at which time each party shall be required to set forth in writing all disputed issues, together with its proposed resolution of the matter, all in reasonable detail and containing such supporting materials it may choose to submit;

                  (c) the arbitrator shall set a date for a hearing, which shall be no later than ten (10) days after the submission of written proposals pursuant to subparagraph 1.3(b) above, to discuss each of the issues identified by the parties. Each party shall have the right to be represented by counsel. The arbitration shall be governed by the Commercial Arbitration Rules of the American Arbitration Association; provided, however, that the Federal Rules of Evidence shall apply with regard to the admissibility of evidence;

                  (d) the arbitrator shall rule on the matter at issue within seven (7) days after the completion of the hearing described in subparagraph 1.3(c) above. All rulings of the arbitrator shall be in writing, shall be delivered to the parties and shall be final and conclusive as to any such matter; and

                  (e) the arbitration shall be conducted in New York City.

         1.4 "Capital Stock" means any common stock or preferred stock of BEI and any options, warrants, rights, or other securities that are convertible, exercisable, or exchangeable into common stock or preferred stock of BEI.

         1.5 "CBS License Guidelines" means the clearance, form, format and use restrictions and procedures set forth in Exhibit A attached hereto.

         1.6 "CBS Competitor" means any Person, other than CBS or any Affiliate of CBS, who is primarily engaged in North America directly, or indirectly through an Affiliate, in radio or television programming or radio or television program distribution (including, without limitation, free over-the-air, telephone, Internet or microwave). A CBS Competitor shall not include any of the following:

                  (a) any Person engaged in television programming or television program distribution, provided such Person's aggregate revenues generated from television programming and television program distribution are less than five percent (5%) of the aggregate revenues of the television broadcast market.

                  (b) any Person engaged in free over-the-air radio programming or radio program distribution provided such Person is not one of the top two (excluding CBS) nationally ranked radio broadcast networks, based on overall radio audience ratings.

                  (c) any Person engaged in television programming or television program distribution over the Internet ("Television Internet Concern"), provided either of the following conditions are met:

                           (i) the aggregate revenue of the Internet video streaming market/industry ("Internet Video Streaming Market") is less than 10% of the aggregate revenue for the network television broadcast market; or

                           (ii) if the aggregate revenue of the Internet Video Streaming Market is equal to or more than 10% of the aggregate revenue for the network television broadcast market, then the Television Internet Concern shall not be a CBS Competitor if the aggregate revenue of such Television Internet Concern generated by television programming or television program distribution over the Internet is less than 10% of the aggregate revenue of the Internet Video Streaming Market.

The foregoing markets and revenues shall be identified/delineated by Veronis, Suhler & Associates, provided, however, that if Veronis, Suhler is not a nationally reputable media/communications forecasting service or does not (as a matter of course) provide the relevant data, the parties shall mutually agree upon a nationally reputable media/ communications forecasting service (the "Forecasting Service"). In the event that the parties are unable to reach agreement upon the Forecasting Service within ten (10) business days of commencement of discussion on the issue, then either party hereto shall have the right to elect to commence an Arbitration Proceeding to determine the Forecasting Service.

                  (d) any Person engaged in radio programming or radio program distribution over the Internet ("Radio Internet Concern"), provided either of the following conditions are met:

                           (i) the aggregate revenue of the Internet radio streaming market/industry ("Internet Radio Streaming Market") is less than 10% of the aggregate revenue for the radio broadcast market; or

                           (ii) if the aggregate revenue of the Internet Radio Streaming Market is equal to or more than 10% of the aggregate revenue for the radio broadcast market, then the Radio Internet Concern shall not be a CBS Competitor if the aggregate revenue of such Radio Internet Concern generated by radio programming or radio program distribution over the Internet is less than 10% of the aggregate revenue of the Internet Radio Streaming Market.

The foregoing markets and revenues shall be identified/delineated by Veronis, Suhler & Associates, provided, however, that if Veronis, Suhler is not a nationally reputable media/ communications forecasting service or does not (as a matter of course) provide the relevant data, the parties shall mutually agree upon a nationally reputable media/communications forecasting service (the "Forecasting Service"). In the event that the parties are unable to reach agreement upon the Forecasting Service within ten (10) business days of commencement of discussion on the issue, then either party hereto shall have the right to elect to commence an Arbitration Proceeding to determine the Forecasting Service.

                  (e) any Person who owns or operates a multichannel video program distribution service, a cable system, a wireless cable system or a direct broadcast satellite system, so long as such Person does not otherwise engage (either directly or indirectly through an Affiliate) in television or radio programming or program distribution.

                  (f) any Person engaged in the production of television programs or other audio visual materials, so long as such Person does not otherwise engage (either directly or indirectly through an Affiliate) in television or radio programming or program distribution.

                  (g) AT&T Corporation, Comcast Corporation, Gannett Co, Inc. or The Times Mirror Company, as constituted on the date of this Agreement.

                  (h) any Person engaged in television programming or television program distribution, so long as neither CBS nor any Affiliate of CBS owns a majority interest in the CBS Television Network

                  (i) any Person engaged in radio programming or radio program distribution, so long as neither CBS nor any Affiliate of CBS owns a majority interest in Infinity Broadcasting Corporation.

The revenue calculations in the preceding sentences shall be based on the last full fiscal year of the Person (including, without limitation, Television Internet Concern or Radio Internet Concern) concerned and the last full calendar year of the applicable market/industry.

         1.6 "CBS Content" means any Television Content, including archival Content, related to the movie business or any particular motion picture and contained in CBS's regularly scheduled hard news broadcasts, scheduled special events coverage and unscheduled live breaking news coverage, which CBS has the right to license for use on the Internet. Notwithstanding anything contained herein to the contrary, nothing herein shall be construed to grant Hollywood any rights to CBS Radio Content.

         1.7 "CBS Content Pages" means pages of the Hollywood Site that include any CBS Content.

         1.8 "Ceiling Amount" shall have the meaning ascribed to it in section 2.4(a)(i).

         1.9 "Co-Branded Site" means an Internet Site: (a) that contains/ displays a majority of the Content displayed on the Hollywood Site, and displays such Content in the same form and format as featured on the Hollywood Site; (b) is branded with the Hollywood name (or trademark) and the name/trademark of the third-party Web Site and (c) is accessed from the third party Web Site.

         1.10 "Collaboration Agreement" means any one of the following agreements between or among CBS, Hollywood and BEI: (a) this Agreement; (b) the Advertising and Promotion Agreement dated as of even date (the "Ad Agreement")
(c) the Stock Purchase Agreement dated as of even date; (d) the Investor's Rights Agreement dated as of even date and (e) the Voting Agreement dated as of even date.

         1.11 "Content" means text, graphics, photographs, video, audio and/or other data or information, including, without limitation, Television Content, relating to any subject, and/or advertisements.

         1.12 "Contract Year" means the annual period beginning on the date of commencement of the term of this Agreement, and each subsequent annual period during the term beginning on the anniversary of that commencement date (as such Year may be suspended or extended, and those dates postponed, as provided herein).

         1.13 "Hollywood Content" means any Content owned or controlled by Hollywood other than CBS Property (as defined in subparagraph 4.1(a)).

         1.14 "Hollywood Site" means: (a) the Internet Web Site owned or controlled by Hollywood (and is accessed via the URL www.hollywood.com) that features or will feature movie, music and television-related news, data and merchandise offers and related Content and merchandise offers; (b) any Co-Branded Site and (c) any Mirror Site.

         1.15 "Intellectual Property Rights" means all inventions, discoveries, trademarks, patents, trade names, copyrights, jingles, know-how, intellectual property, software, shop rights, licenses, developments, research data, designs, technology, trade secrets, test procedures, processes, route lists, computer programs, computer discs, computer tapes, literature, reports and other confidential information, intellectual and similar intangible property rights, whether or not patentable or copyrightable (or otherwise subject to legally enforceable restrictions or protections against unauthorized third party usage), and any and all applications for, registrations of and extensions, divisions, renewals and reissuance of, any of the foregoing, and rights therein, including without limitation (a) rights under any royalty or licensing agreements, and (b) programming and programming rights, whether on film, tape or any other medium.

         1.16 "Internet" means a global network of interconnected computer networks, each using the Transmission Control Protocol/Internet Protocol and/or such other standard network interconnection protocols as may be adopted from time to time, which is used to transmit Content that is directly or indirectly delivered to a computer or other digital electronic device for display to an end-user, whether such Content is delivered through on-line browsers, off-line browsers, or through "push" technology, electronic mail, broadband distribution, satellite, wireless or otherwise.

         1.17 "Internet Site" or "Web Site" means any site or service delivering Content on or through the Internet, including, without limitation, any on-line service such as America Online, CompuServe, Prodigy and the Microsoft Network.

         1.18 "Market Value" shall have the meaning ascribed to it in section 2.4(a)(iii).

         1.19 "Mirror Site" means an Internet Site that contains the same Content as the Hollywood Site and is displayed in the same form/format as the Hollywood Site, and which (a) is located at a geographic location distinct from the Hollywood Site and (b) is created for the sole purpose of improving the performance of and accessibility to the Hollywood Site.

         1.20 "Person" means any natural person, legal entity, or other organized group of persons or entities. (All pronouns whether personal or impersonal, which refer to Persons include natural persons and other Persons.)

         1.21 "Television Content" consists of Content broadcast on television.

         1.22 "Term" means the term specified in paragraph 3.1 below.

2. LICENSE

         2.1 (a) Subject to the terms and conditions contained herein, CBS grants to Hollywood the non-exclusive right and license to:

                 (i) use, copy, publicly display, publicly perform, distribute, or otherwise make the CBS Content available on the Hollywood Site during the Term, and

                 (ii) Archive the CBS Content after expiration of the Term, to the extent CBS has the right to so license such Content to Hollywood.

             (b) CBS agrees that users of the Hollywood Site may view, access, retrieve, copy and print only for noncommercial private use (which use shall exclude any not-for-profit private use) any CBS Content distributed hereunder on the Hollywood Site. Nothing in this Agreement grants Hollywood ownership or other rights in or to the CBS Content, except in accordance and to the extent of this license.

             (c) "Archive", as used in this paragraph 2.1 (and with respect to CBS Content), shall mean the retention of CBS Content in the form, format and context originally displayed on the Hollywood Site during the Term (without, for avoidance of doubt, any editing or derivative use thereof), and use thereof in accordance with the terms of this Agreement applicable during the Term (including, without limitation, the CBS License Guidelines).

         2.2 Hollywood's exercise of the rights granted herein shall conform to the restrictions or requirements set forth in the CBS License Guidelines, as the CBS License Guidelines may be amended or revised from time to time by CBS, to reflect any changes in the business, practice, procedures or policies of CBS. CBS will notify Hollywood of such amendments/revisions.

         2.3 Hollywood shall have reasonable access to, and, subject to the conditions stated in the next sentence, CBS shall deliver CBS Content to Hollywood in a mutually agreed-upon form and format, provided Hollywood's request for CBS Content is reasonable. Notwithstanding anything to the contrary contained in this paragraph, CBS shall have the right to refuse to deliver to Hollywood any CBS Content if, in CBS's reasonable judgment: (i) any Content on the Hollywood Site (the "Hollywood Content") or (ii) the use contemplated for the CBS Content, conflicts with, interferes with or is detrimental to CBS's interests, reputation or business or might subject CBS to unfavorable regulatory action, violate any law, infringe the rights of any Person, or subject CBS to liability for any reason.

         2.4 (a) (i) The CBS Content licensed hereunder shall not exceed a total Market Value of Thirty Million Dollars ($30,000,000) during the Term (the "Aggregate Ceiling") or a Market Value of Four Million Three Hundred Thousand Dollars ($4,300,000) during each of the first six Contract Years and Four Million Two Hundred Thousand Dollars ($4,200,000) during the seventh Contract Year (the "Annual Ceiling"), subject to the reduction(s) prescribed in section 2.4(a)(ii) below. The Aggregate Ceiling and the Annual Ceiling are sometimes hereinafter individually or collectively referred to as the "Ceiling Amount".

                           (ii) The Annual Ceiling shall be reduced by: (A) the (Market Value of the) Annual Ad Sales Option, as prescribed in paragraph 2.3 of the Ad Agreement; and (B) the Market Value of any advertising or promotion provided by CBS (during the Contract Year concerned), pursuant to paragraph 2.4 of the Ad Agreement.

                            (iii) "Market Value", as used in this subparagraph 2.4(a), shall mean:

                                    (A) with respect to CBS Content, the average
                            price paid by a third party for the license of such Content on the Internet (provided that CBS has an established market for licenses on the Internet) or, if no such rate (or CBS market) exists, then the average price for worldwide over-the-air free television use (including in all instances, without limitation, any costs related to the retrieval, preparation (e.g., tape transfer and/or duplication) or delivery of CBS Content).

                                     (B) with respect to advertising sales on
                            the Hollywood Site, the proportionate dollar amount (of the Gross Ad Revenues, as such term is defined in the Ad Agreement) of the Ad Sales Option (as defined in paragraph 2.3 of the Ad Agreement).

                                     (C) with respect to CBS advertising and
                            promotion, the unit price for the advertising medium concerned, as described in subparagraph 2.1(b) of the Ad Agreement.

                  (b) (i) Upon commencement of the Contract Year concerned and/or each calendar quarter of the Contract Year concerned, Hollywood shall use reasonable efforts to notify CBS of its election to license Content, exercise its Annual Ad Sales Option (as defined in paragraph 2.3 of the Ad Agreement) or utilize the Annual Additional Promo Commitment (as prescribed in paragraph 2.4 of the Ad Agreement), and the respective Market Values thereof.

                             (ii) If, upon expiration of the Contract Year
                  concerned, Hollywood has failed to notify CBS of its election, as set forth in section 2.4(b)(i) above, then the Annual Ceiling (or any portion thereof for which Hollywood has failed to notify CBS of its election) will be deemed forfeited.

                             (iii) Except as set forth in section 2.4(b)(ii)
                  above, if upon expiration of the Contract Year concerned, the Annual Ceiling has not been exhausted, then the amount of the unused portion of the Annual Ceiling for such Contract Year may be carried over to the immediately subsequent Contract Year (the "Annual Ceiling Carryover"), it being understood, however, that (A) in the immediately subsequent Contract Year the Annual Ceiling Carryover shall be exhausted (first) before the Annual Ceiling for such subsequent Contract Year is utilized,
                  (B) Hollywood shall identify the intended use for (i.e., allocate) the Annual Ceiling Carryover during the first thirty
                  (30) days of the subsequent Contract Year, and CBS shall use reasonable efforts to satisfy the allocation request depending upon the availability of the inventory/item sought. In the event that the inventory is not available, then Hollywood shall make a substitute allocation within thirty (30) days following CBS's advising Hollywood that the inventory/item sought is unavailable, (C) any portion of the Annual Ceiling Carryover unused as of the expiration date of the Contract Year concerned (i.e., such subsequent Contract Year) shall be deemed forfeited, except to the extent Hollywood complied with the notice requirements prescribed herein and CBS did not deliver such portion of the Annual Ceiling Carryover and (D) any portion of the Ceiling Amount (including the Annual Ceiling Carryover) unused as of the expiration date of the Term shall be deemed forfeited, except to the extent Hollywood complied with the notice requirements prescribed herein and CBS did not deliver such portion of the Ceiling Amount or Annual Ceiling Carryover, as applicable.

         2.5 During the Term, the Hollywood Site shall consist of (i) movie-related entertainment news, data and merchandise offers (including movie celebrity interviews, movie reviews, movie trailers, movie soundtracks, movie-theater listings and movie ticketing), (ii) music-related news, data and merchandise offers, (iii) television-related news, data and merchandise offers and (iv) other entertainment-related Content and merchandise offers, in each case as determined by Hollywood from time to time in its sole discretion. All Content displayed on the Hollywood Site shall be subject to any restrictions or requirements set forth in the CBS License Guidelines. CBS shall have the right to demand the removal from the Hollywood Site of any Content which in CBS's reasonable business judgment conflicts with, interferes with or is detrimental to CBS's interests, reputation or business or which might subject CBS to unfavorable regulatory action, violate any law, infringe the rights of any Person, or subject CBS to liability for any reason. Hollywood shall thereafter remove the objected-to Content as soon as technically feasible, but in no event later than ten (10) days (or less than said ten days if CBS is or would be subject to potential liability, it being understood that: (i) in each instance, CBS shall notify Hollywood of the potential liability concerned; and (ii) Hollywood shall use its best efforts to remove the Content concerned as soon as possible, but in any event within three (3) business days) after written notice from CBS demanding the removal of such Content, subject to the next sentence. CBS shall have no right to demand the removal of any Content which is a hard news item of a nature normally reported by other news organizations of a character and stature equal to Hollywood or an editorial item clearly marked as such, provided, however, that such Content does not/will not subject CBS to unfavorable regulatory action, violate any law, infringe the rights of any Person, or subject CBS to liability for any reason. For purposes of this paragraph 2.5 (and in addition to the terms and conditions set forth in paragraph 7.4 below) notice shall be deemed given when sent by facsimile transmission to the fax number concerned in paragraph 7.4 below.

         2.6 (a) During the Term, Hollywood shall periodically consult with CBS regarding the presentation of the CBS Content on the Hollywood Site. In no event shall Hollywood distort or misrepresent any material contained in the CBS Content. No CBS Content shall be used/displayed out of context. Hollywood shall have the right to edit and revise the CBS Content solely to meet spatial requirements provided that any such edits or revisions shall not distort or misrepresent any events, opinions or statements contained in the CBS Content.

             (b) Subject to any restrictions or requirements in the CBS License Guidelines, Hollywood shall have the right, but not the obligation, to correct any errors, omissions and/or inaccuracies in the transmission or transcription of the CBS Content identified by Hollywood or reported to Hollywood by Hollywood Site users.

         2.7 Except as otherwise specified in this Agreement, during the Term, Hollywood shall not, without CBS's prior written approval, display, perform, distribute, transmit or otherwise make available in any media now known or hereafter developed, other than through the Hollywood Site, any CBS Content, or any portion thereof.

         2.8 In the event that Hollywood desires to use any music contained in any CBS Content on the Hollywood Site, prior to such use, Hollywood shall: (i) report to the applicable music rights society on behalf of CBS, all titles and publishers of all such music; (ii) secure, at its sole cost and expense, and pay for all performing, duplication and/or recording rights licenses, if any, required by the applicable rights holder(s) for the use of musical compositions and sound recordings on the Internet and (iii) assume any and all liability in connection with its use of the music. CBS shall endeavor to deliver to Hollywood accurate music cue sheets for all music contained in the CBS Content.

         2.9 Hollywood's right to Archive CBS Content shall cease if any of the following occurs: (i) CBS terminates this Agreement pursuant to paragraph 6.1; or (ii) Hollywood breaches any term of the CBS License Guidelines.

         2.10 Upon termination of this Agreement pursuant to paragraph 6.1 or the Archive rights, Hollywood shall cease using any CBS Content or Content derived therefrom. In that connection, Hollywood shall immediately remove or erase the CBS Content from the Hollywood Site as soon as technically practicable, but in no event shall any such material remain on the Hollywood Site more than ten (10) days (or less than said ten days, if CBS is or would be subject to potential liability) after CBS's notice of termination, and at CBS's request, Hollywood shall furnish CBS with certified evidence of such removal or erasure satisfactory to CBS.


3. TERM

         3.1 The term of this Agreement ("Term") shall begin on ______________, 1999 and shall continue in full force and effect for a period of seven (7) years, through and including ___________, 2006, unless earlier terminated in accordance with the terms and conditions contained herein.

4. RIGHTS

         4.1 (a) As between CBS and Hollywood, CBS is or shall be the exclusive owner of and shall retain all right, title and interest to the CBS Content or any Content derived therefrom, including all Intellectual Property Rights therein (the "CBS Property").

             (b) Hollywood shall place a notice of copyright on each CBS Content Page in accordance with the CBS License Guidelines. No CBS Content Page shall contain any other copyright notice whatsoever except as provided in the CBS License Guidelines. Hollywood shall cooperate fully with CBS in connection with CBS's obtaining appropriate copyright protection in the name of CBS for any CBS Content Page.

             (c) With respect to all Content on the Hollywood Site other than the CBS Property (i.e., CBS Content or any Content derived therefrom), as between CBS and Hollywood, Hollywood is or shall be the exclusive owner of and shall retain all right, title and interest to such Content or any Content derived therefrom, including all Intellectual Property Rights therein, and that Content shall be deemed "Hollywood Content."

         4.2 Hollywood agrees to take all action and cooperate as is reasonably necessary, at CBS's request, to protect the CBS's rights, titles, and interests specified in this Article 4, and further agrees to execute any documents that might be necessary to perfect CBS's ownership of such rights, titles and interests.


5. WARRANTIES; REPRESENTATIONS; INDEMNITIES

         5.1 (a) CBS represents and warrants that:

                           (i) it has full power and authority to enter into and fully perform this Agreement; and

                           (ii) it has sufficient right and authority to grant to Hollywood all licenses and rights granted by CBS hereunder.

             (b) Hollywood represents and warrants that:

                           (i) it owns or controls all right, title, and interest in and to the Hollywood Content and the Hollywood Site, and all Intellectual Property Rights therein, necessary to carry out its obligations hereunder;

                           (ii) it is has the full power and authority to enter into and fully perform this Agreement;

                           (iii) the Hollywood Site (including any and all Intellectual Property Rights therein or connected thereto) and the Hollywood Content and the use thereof shall not violate any applicable law or infringe upon or violate any rights of any Person; and

                           (iv) the Hollywood Site will be produced, advertised and transmitted in accordance with all applicable federal, state, local and foreign laws and regulations.

         5.2 (a) Each party (the "Indemnifying Party") shall at all times indemnify, hold harmless and defend the other party (the "Indemnified Party") from and against any loss, cost, liability or expense (including court costs and reasonable attorneys' fees) arising out of or resulting from any breach by the Indemnifying Party of any representation, warranty, covenant or agreement contained herein. In the event of any such claim, the Indemnified Party shall:
(i) promptly notify the Indemnifying Party of the claim; (ii) allow the Indemnifying Party to direct the defense and settlement of any third party claim with counsel of the Indemnifying Party's choosing; and (iii) provide the Indemnifying Party, at the Indemnifying Party's expense, with information and assistance that is reasonably necessary for the defense and settlement of the third party claim. The Indemnified Party reserves the right to retain counsel, at the Indemnified Party's sole expense, to participate in the defense of any such claim. The Indemnifying Party shall not settle any such claim or alleged claim without first obtaining the Indemnified Party's prior written consent, which consent shall not be unreasonably withheld, if the terms of such settlement would adversely affect the Indemnified Party's rights under this Agreement or otherwise. If the Indemnifying Party assumes the defense and settlement of the claim as set forth above, then the Indemnifying Party's only obligation is to satisfy the claim, judgment or approved settlement.

             (b) Any sums payable by Hollywood under this paragraph 5.2 may be offset by Hollywood against the Market Value of any advertising, Content or Ad Sales Commitment deliverable by CBS (the "CBS Deliverable(s)") pursuant to this Agreement or the Ad Agreement (the "Indemnity Offset"). The amount or Market Value of the CBS Deliverable concerned will be reduced by the proportion thereof used for or contributed to the Indemnity Offset. For purposes of the Indemnity Offset, Hollywood shall be obligated to exhaust the CBS Deliverables as follows:

                           (i) The Market Value of any advertising or promotion, deliverable pursuant to paragraph 2.1 of the Ad Agreement, shall be fully exhausted before any other CBS Deliverable is used for/contributed to the Indemnity Offset.

                           (ii) Provided the CBS Deliverable described in
         section 5.2(b) above has been fully exhausted, the Market Value of any Ceiling Amount, deliverable pursuant to subparagraph 2.4(a) of this Agreement (or the Additional Promo Commitment, deliverable pursuant to paragraph 2.4 of the Ad Agreement), shall be fully exhausted before any other CBS Deliverable is used for/contributed to the Indemnity Offset.

                           (iii) The Market Value of any Ad Sales Option deliverable pursuant to paragraph 2.3 of the Ad Agreement, may be used for/contributed to the Indemnity Offset only if and when the Deliverables described in sections 5.2(b)(i) and (ii) above have been fully exhausted.

For avoidance of doubt, CBS's obligation to deliver any CBS Deliverable, pursuant to this Agreement or the Ad Agreement, shall be extinguished (or reduced, as applicable) to the extent that such CBS Deliverable is used for/contributed to any Indemnity Offset.


6. REMEDIES

         6.1 CBS shall have the right to terminate this Agreement if any of the following occurs:

                  (a) The Hollywood Site contains Content which, in CBS's reasonable business judgment, violates Article I or Article III of the CBS License Guidelines and Hollywood fails to remove such Content from the Hollywood Site within ten (10) days after written notice of CBS's objection thereto demanding the removal of such Content.

                  (b) Except as otherwise set forth in subparagraph 6.1(a) above, either Hollywood or BEI (if applicable) breaches any material term or condition of this Agreement, or any Collaboration Agreement and fails to: (i) cure such breach within thirty (30) days after CBS's written notice of such breach, or (ii) complete curing such breach within sixty (60) days following CBS's notice of such breach; provided however that this clause (ii) shall only apply to a default that is incapable of being cured in thirty (30) days. The foregoing cure period will not apply: (x) solely with respect to this Agreement, to a term or condition (in this Agreement) for which a specific cure period is provided; or (y) to a breach incapable of being cured.

                  (c) BEI or Hollywood: (i) becomes insolvent or unable to pay its debts as they mature or makes an assignment for the benefit of its creditors; (ii) is the subject of a voluntary petition in bankruptcy or any voluntary proceeding relating to insolvency, receivership, liquidation, or composition for the benefit of creditors, if such petition or proceeding is not dismissed within sixty (60) days of filing; (iii) becomes the subject of any involuntary petition in bankruptcy or any involuntary proceeding relating to insolvency, receivership, liquidation, or composition for the benefit of creditors, if such petition or proceeding is not dismissed within sixty (60) days of filing; or (iv) is liquidated or dissolved.

                  (d) BEI issues to a Person any voting securities of BEI and:
(i) at the time of such issuance such Person is a CBS Competitor and (ii) as a result of such issuance such Person beneficially owns or controls, directly or indirectly, more than fifteen (15%) percent of the total voting power of BEI, in the aggregate. For the purposes of this subparagraphs 6.1(d), 6.1(e) and 6.1(f):
(x) the term "beneficial ownership" shall have the meaning set forth in Section 13(d) of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder; (y) the term "total voting power" shall mean at any time, the total number of votes that may be cast in the election of directors of BEI at any meeting of the holders of voting securities at such time for such purpose; and (z) the term "voting securities" shall mean the Capital Stock and any other securities issued by BEI having the power to vote in the election of directors of BEI including, without limitation, any securities having such power only upon the occurrence of a default or any other extraordinary contingency.

                  (e) BEI issues to a Person any voting securities of BEI and:
(i) at the time of such issuance such Person is a CBS Competitor that beneficially owns or controls, directly or indirectly, more than fifteen (15%) percent of the total voting power of BEI and (ii) as a result of such issuance the voting power of such Person is increased by any amount.

                  (f) BEI's board of directors consents to the acquisition of voting securities by a CBS Competitor such that as a result of such consent, the CBS Competitor beneficially owns or controls, directly or indirectly, more than 15% of the total voting power of BEI and at the time of such consent the Rights Agreement by and between BEI and American Stock Transfer & Trust Company dated August 23, 1996, as amended, is in full force and effect.

                  (g) Hollywood discontinues using the "Hollywood.com" mark (or any substitute mark approved by CBS) and does not establish use of a substitute mark reasonably acceptable to CBS within thirty (30) days after such discontinuation.

                  (h) The Hollywood Site ceases to operate due to any circumstance(s) (other than circumstances beyond Hollywood's reasonable control, which circumstances simultaneously affect a substantial number of Web Sites on the Internet) for: (i) a period of thirty (30) consecutive days; or (ii) a period of one week at least two times in any six (6) month period.

CBS may exercise its right to terminate pursuant to this paragraph 6.1 by sending Hollywood appropriate written notice. No exercise by CBS of any of its rights under this Article 6 will limit CBS's remedies by reason of Hollywood's or BEI's default, CBS's rights to exercise any other rights under this paragraph 6.1, or any of CBS's other rights.


7. GENERAL

        7.1 Neither party may assign this Agreement, or their respective rights and obligations hereunder, in whole or in part without the other party's prior written consent. Any attempt to assign this Agreement without such consent shall be void and of no effect ab initio. Notwithstanding the foregoing, CBS may assign this Agreement or any of its rights and obligations hereunder to an affiliate or to any entity controlling, controlled by or under common control with, CBS, or to any entity that acquires CBS by purchase of stock or by merger or otherwise, or by obtaining substantially all of CBS's assets (a "CBS Assignee"), provided that any such CBS Assignee, or any division thereof, thereafter succeeds to all of the rights and is subject to all of the obligations of CBS under this Agreement.

         7.2 Each party hereto irrevocably submits to the exclusive jurisdiction of (a) the Supreme Court of the State of New York, New York County, and (b) the United States District Court for the Southern District of New York, for the purposes of any suit, action or other proceeding arising out of this Agreement or any transaction contemplated hereby or thereby. Each of CBS and Hollywood agrees to commence any such action, suit or proceeding either in the United States District Court for the Southern District of New York or if such suit, action or other proceeding may not be brought in such court for jurisdictional reasons, in the Supreme Court of the

State of New York, New York County. Each of CBS and Hollywood further agrees that service of any process, summons, notice or document by U.S. registered mail to such party's respective address set forth above shall be effective service of process for any action, suit or proceeding in New York with respect to any matters to which it has submitted to jurisdiction in this paragraph 7.2. Each of CBS and Hollywood irrevocably and unconditionally waives any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the transactions contemplated hereby and thereby in (i) the Supreme Court of the State of New York, New York County, or (ii) the United States District Court for the Southern District of New York, and hereby and thereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum.

         7.3 If any provision of this Agreement (or any portion thereof) or the application of any such provision (or any portion thereof) to any Person or circumstance shall be held invalid, illegal or unenforceable in any respect by a court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision hereof (or the remaining portion thereof) or the application of such provision to any other Persons or circumstances.

         7.4 All notices or other communications required or permitted to be given hereunder shall be in writing and shall be delivered by hand or sent, postage prepaid, by registered, certified or express mail or reputable overnight courier service and shall be deemed given when so delivered by hand, or if mailed, three days after mailing (one business day in the case of express mail or overnight courier service), as follows:

                  (a)    if to Hollywood,

                         hollywood.com, Inc.
                         2255 Glades Road, Suite 237W
                         Boca Raton, Florida   33431
                         Attention: Mitchell Rubenstein, Chief Executive Officer
                         Fax: (561) 998-2974

                         with a copy to:

                         hollywood.com, Inc.
                         2255 Glades Road, Suite 237W
                         Boca Raton, Florida   33431
                         Attention:  W. Robert Shearer, General Counsel
                         Fax: (561) 998-2974

                         and a copy to:

                         hollywood.com, Inc.
                         1620 26th Street, Suite 370 South
                         Santa Monica, CA  90404

                         Attention: Scott Shrock, Vice President of Operations
                         Fax: (310) 447-2887

                         and a copy to:

                         Greenberg Traurig
                         200 Park Avenue
                         New York, New York  10166
                         Attention: Clifford E. Neimeth, Esq.
                         Fax: (212) 801-6400

                  (b)    if to CBS:


                         CBS Corporation
                         51 West 52nd Street
                         New York, New York 10019
                         Attention:  Chief Financial Officer

                         with a copy to:

                         CBS Corporation
                         51 West 52nd Street
                         New York, New York 10019
                         Attention:  General Counsel

         7.5 The parties to this Agreement are independent contractors. There is no relationship of partnership, joint venture, employment, franchise, or agency between the parties. Neither party shall have the power to bind the other or incur obligations on the other's behalf without the other's prior written consent.

         7.6 No failure of either party to exercise or enforce any of its rights under this Agreement shall act as a waiver of such right.

         7.7 This Agreement, along with any Exhibits hereto, contains the entire agreement and understanding between the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and understandings relating to such subject matter. Neither party shall be liable or bound to any other party in any manner by any representations, warranties or covenants relating to such subject matter except as specifically set forth herein.

         7.8 This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more such counterparts have been signed by each of the parties and delivered to each of the other parties.

         7.9 This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

         7.10 This Agreement shall be governed by and construed in accordance with the internal laws of the State of New York applicable to agreements made and to be performed entirely within such State, without regard to the conflicts of law principles of such State.

         7.11 This Agreement is for the sole benefit of the parties hereto and their permitted assigns and nothing herein expressed or implied shall give or be construed to give to any Person, other than the parties hereto and such assigns, any legal or equitable rights hereunder.

         7.12 The headings contained in this Agreement or in any Exhibit or Schedule hereto are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized terms used in any Schedule or Exhibit but not otherwise defined therein, shall have the meaning as defined in this Agreement. When a reference is made in this Agreement to a Section, Exhibit or Schedule, such reference shall be to a Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated.

         IN WITNESS WHEREOF, the parties have caused this Agreement to be executed by their duly authorized representatives as of the date first above written.

HOLLYWOOD.COM, INC.                         CBS CORPORATION


________________________                    ___________________________
Mitchell Rubenstein                         Name:
Chief Executive Officer                     Title:

                                    EXHIBIT A

(Attached to and forming a part of the Agreement, made as of _____________, 1999 between CBS Corporation and hollywood.com, Inc.)

-------------------------------------------------------------------------------

                     CBS LICENSE GUIDELINES AND RESTRICTIONS

I. GENERAL

         (a) The Hollywood Site shall not include the following Content (or other materials regarding or containing the following): (i) cigarettes, (ii) hard liquor, (iii) massage parlors, (iv) abortion clinics, (v) firearms and ammunition, (vi) head shops, (vii) illegal (under federal, state, local or foreign laws) lotteries, (viii) gambling (other than legal lotteries under federal, state or local, local laws applicable to the venue concerned), (ix) sexually explicit content, or (x) Content that denigrates a particular group based on gender, race, creed, religion, sexual preference or handicap ("Proscribed Content"). The standard for Content deemed "sexually explicit" shall be subject to the standards and practices applicable to the CBS Television Network.

         (b) The CBS License Guidelines may be amended or revised from time to time by CBS, to reflect any changes in CBS's business, practice, procedures or policies. CBS will notify Hollywood of such amendments/revisions.


II. CONTENT

         (a) (i) Each party shall notify the other of all errors, omissions, and/or inaccuracies in transmission or transcription of the CBS Content within twenty-four (24) hours after it becomes aware thereof.

             (ii) If Hollywood provides such notice, it shall specify to CBS what action, if any, it has taken to correct the error, omission and/or inaccuracy.

             (iii) If CBS provides such a notice, or receives such notice, it may specify the action to be taken by Hollywood to correct the error, omission and/or inaccuracy or resubmit such Content.

         (b) All CBS Content on the Hollywood Site shall be subject to restrictions and instructions disclosed by CBS at any time.

         (c) CBS shall have the right to demand the removal from the Hollywood Site of any Content which in CBS's reasonable business judgment conflicts with, interferes with or is detrimental to CBS's interests, reputation or business or which might subject CBS to unfavorable regulatory action, violate any law, infringe the rights of any Person, or subject CBS to liability for any reason. Hollywood shall thereafter remove the objected to Content as soon as technically feasible, but in no event later than ten (10) days (or less than said ten days, if CBS is or would be subject to potential liability , it being understood that: (i) in each instance, CBS shall notify Hollywood of the potential liability concerned; and (ii) Hollywood shall use its best efforts to remove the Content concerned as soon as possible, but in any event within three (3) business days) after written notice from CBS demanding the removal of such Content, subject to the next sentence. CBS shall have no right to demand the removal of any Content which is a hard news item of a nature normally reported by other news organizations of a character and stature equal to Hollywood or an editorial item clearly marked as such, provided, however, that such Content does not/will not subject CBS to unfavorable regulatory action, violate any law, infringe the rights of any Person, or subject CBS to liability for any reason. For purposes of this subparagraph II.(c) (and in addition to the terms and conditions set forth in paragraph 7.4) notice shall be deemed given when sent by facsimile transmission to the fax number concerned in paragraph 7.4.

         (d) Hollywood shall abide by responsible journalistic standards. No CBS Content shall be used and/or displayed out of context. Hollywood shall not distort or misrepresent any events, opinions or statements contained in the CBS Content received by Hollywood.


III. CROSS-LINKS

         (a) Hollywood shall not establish any links from the Hollywood Site to any Internet Site containing Proscribed Content. Notwithstanding anything contained herein to the contrary, Hollywood shall not be deemed in breach of this Agreement if Hollywood links to an Internet web site, which Internet web site, in turn, includes advertising for, or links to, an independent web site (the "Indirectly Linked Site") displaying the above Proscribed Content, provided that Hollywood derives no revenues or other financial benefit from such Indirectly Linked Site or Proscribed Content. For avoidance of doubt, "financial benefit" includes the realization or accrual of any revenue from page views or reach of such Indirectly Linked, Site, or advertisements displayed on web site pages of such Indirectly Linked Site.

         (b) Hollywood shall not conduct any cross promotions between the Hollywood Site and any Internet Site which exhibits Proscribed Content.


IV. OWNERSHIP

         (a) Hollywood shall place an appropriate copyright notice to be furnished by CBS on all CBS Content Pages of the Hollywood Site.

         (b) Hollywood and CBS shall mutually develop the procedures for placing any third party copyright notice on any CBS Content Page.

                                                                       Exhibit 5

                                                                       EXHIBIT C

================================================================================




                          INVESTOR'S RIGHTS AGREEMENT
                                    between
                                CBS CORPORATION,
                                      and
                            BIG ENTERTAINMENT, INC.








                            Dated ________ ___, 1999






================================================================================

                           INVESTOR'S RIGHTS AGREEMENT


                  This INVESTOR'S RIGHTS AGREEMENT ("Agreement") is entered into on this ____ day of _______ 1999 by and between CBS Corporation, a Pennsylvania corporation ("CBS") and Big Entertainment, Inc., a Florida corporation (the "Company").

                                   WITNESSETH:

                  WHEREAS, the Company and CBS have entered into a Stock Purchase Agreement dated August ___, 1999 (the "Stock Purchase Agreement"), pursuant to which CBS has agreed to purchase shares of Common Stock (as hereinafter defined); and

                  WHEREAS, by this Agreement, the Company and CBS each desire to set forth certain rights of the parties with respect to the shares of Common Stock as set forth below.

                  NOW, THEREFORE, in consideration of the foregoing and of the mutual premises and the agreements and covenants contained herein, the parties, intending to be legally bound, hereby agree as follows:


                  Defined Terms. As used in this Agreement, the following terms shall have the following respective meanings:

                           (a) The term "Approved Transferees" means each of The
Times Mirror Company, Gannett Co., Inc., Mitchell Rubenstein and Laurie S. Silvers.

                           (b) "Beneficial owner", "beneficially owned" or
"beneficial ownership" have the respective meanings assigned to such terms in Rule 13d-3 under the Exchange Act.

                           (c) The term "CBS Percentage" means on the date of
determination for purposes of Section 2.4 of this Agreement, the percentage determined by dividing (i) the number of shares of Common Stock then held by CBS and its Permitted Transferees by (ii) the aggregate shares of Common Stock outstanding immediately prior to the event giving rise to the determination of the CBS Percentage in this Agreement; provided, however, that if the CBS Percentage has been reduced as a result of (i) an issuance of securities by the Company after the date hereof pursuant to clause (v) of the definition of New Securities for which CBS was not offered an opportunity to maintain its ownership percentage at the level existing before such issuance by the purchase of additional securities or (ii) an issuance of securities by the Company in an underwritten offering after the date hereof for which CBS was not permitted to maintain its ownership percentage at the level existing before such issuance by the purchase of additional securities as a result of the provisions of Section 2.4(d) hereof, then the CBS Percentage shall be what it otherwise would have been but for any such issuance. The CBS Percentage shall in no event exceed 29.8% prior to the exercise of the Warrant or 34.8% after the exercise of the Warrant in full.

                           (d) "Change-of-Control Transaction" means any
transaction, upon the consummation of which, any Person or "group" (within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")), of Persons (other than CBS, Mitchell Rubenstein, Laurie
S. Silvers, The Times Mirror Company, Gannett Co., Inc. or any of their respective affiliates) would own in excess of 50% of the outstanding Common Stock.

                           (e) The term "Closing Date" has the meaning specified
in the Stock Purchase Agreement.

                           (f) The term "Common Stock" means the common stock,
$0.01 par value per share, of the Company.

                           (g) The term "Derivative Securities" means any
options, warrants, rights, preferred stock or other securities that are convertible, exercisable or exchangeable into Common Stock or other capital stock of the Company that is entitled by its terms to vote generally in the election of directors of the Company.

                           (h) The terms "Holder" or "Holders" means CBS and any
of its Permitted Transferees.

                           (i) The term "Initiating Holder" means any Holder or
Holders of 25% or more of the aggregate Registrable Securities then outstanding.

                           (j) The term "New Securities" means any Common Stock
or Derivative Securities issued by the Company in either a private placement or a registered public offering, but excluding (i) any shares of Common Stock issuable upon the conversion, exercise or exchange of Derivative Securities of the Company issued and in effect as of the date of this Agreement; (ii) the issuance or sale by the Company of Common Stock or Derivative Securities to any directors, officers, employees, contractors, advisors or consultants of the Company or any of its subsidiaries provided such issuance or sale is pursuant to agreements or employee plans in the ordinary course of business of the Company consistent with past practice; (iii) shares of Common Stock issued in connection with any stock split, stock dividend, recombination or other recapitalization transaction in respect of the Common Stock; (iv) shares of Common Stock or Derivative Securities issued as collateral in connection with any equipment lease, real property lease, loan, credit line, guarantees of indebtedness or similar financing; (v) Common Stock or Derivative Securities issued in connection with or pursuant to any merger, acquisition, consolidation, amalgamation, business combination, reorganization, or reincorporation by or involving the Company or any of its subsidiaries; or (vi) Common Stock or Derivative Securities issued by the Company in any arms'-length transaction whose primary purpose is to provide carriage to the web sites operated by the Company in an amount not to exceed, in the aggregate, 4.99% of the aggregate shares of Common Stock outstanding.

                           (k) The terms "register," "registered" and
"registration" refer to a registration effected by the preparation and filing of a registration statement in compliance with the Securities Act of 1933, as amended (the "Securities Act"), and the declaration or ordering of the effectiveness of such registration statement by the SEC.

                           (l) The term "Registrable Securities" means (i) any
and all shares of Common Stock issued to CBS pursuant to the Stock Purchase Agreement; (ii) any and all shares of Common Stock issued to CBS or any "Permitted Transferee" (as defined in Section 2.3 hereof) pursuant to the Warrant; and (iii) any and all shares of Common Stock issued in respect of the securities referred to in (i) and (ii) as a result of a stock split, dividend, recapitalization or the like, which has not been sold to the public. As to any particular Registrable Securities, such securities shall cease to be such when
(i) a registration statement registering such securities under the Securities Act has been declared or ordered effective by the SEC and such securities have been sold or otherwise transferred by the holder thereof pursuant to and in accordance with the plan of distribution with respect to such securities disclosed in the prospectus (compliant with Rule 424(b) under the Securities
Act) forming part of such registration statement; (ii) such securities have been sold in accordance with the resale requirements of Rule 144 (or any successor rule or provision) adopted by the SEC under the Securities Act; (iii) such securities shall have been transferred, new certificates evidencing such securities without legends restricting further transfer shall have been delivered by the Company and subsequent public distribution of such securities shall neither require registration under the Securities Act nor qualification (or any similar filing) under any state securities or "blue sky" law then in effect; or (iv) such securities no longer shall be issued and outstanding.

                           (m) The term "Registration Expenses" means all
expenses incurred by the Company in complying with Sections 1.2 and 1.3 hereof, including, without limitation, all registration, qualification and filing fees, printing expenses, escrow fees, fees and disbursements of counsel for the Company, reasonable fees and disbursements of one counsel (or firm of counsel) for CBS, "blue sky" qualification fees and expenses, and the expenses of any special audits incident to or required by any such registration (but excluding the compensation of regular employees of the Company which shall be paid in any event by the Company.)

                           (n) The term "SEC" means the Securities and Exchange
Commission.

                           (o) The term "Warrant" means that certain warrant of
even date herewith for the purchase of shares of Common Stock of the Company issued to and in the name of CBS.

1. Registration Rights.

                  1.1. Intentionally Omitted.

                  1.2. Demand Registration.

                           (a) Request for Registration. If the Company shall
receive from any Initiating Holder a written request that the Company effect any registration, qualification or compliance with respect to Registrable Securities (a "Demand"), the Company will:

                                    (i) promptly give written notice ("Company
Notice") of the proposed registration, qualification or compliance to all other Holders; and

                                    (ii) as soon as practicable, use its best
efforts to effect all such registrations, qualifications and compliances (including, without limitation, the execution of an undertaking to file post-effective amendments, appropriate qualifications under applicable "blue sky" or other state securities laws and appropriate compliance with exemptive regulations promulgated under the Securities Act and any other governmental requirements or regulations) as may be so requested and as would permit or facilitate the public sale and distribution of all or such portion of such Initiating Holder's or Initiating Holders' Registrable Securities as are specified in such Demand, together with all or such portion of the Registrable Securities of any Holder or Holders joining in such Demand as are specified in a written request given within 20 days after receipt of the Company Notice; provided, however, that the Company shall not be obligated to take any action to effect any such registration, qualification or compliance pursuant to this
Section 1.2:

                                             (A) at any time prior to (i) the
effective date of the registration statement in respect of the first underwritten registered public offering by the Company next following the date of this Agreement or (ii) one year after the date of this Agreement, whichever first occurs;

                                             (B) during the period commencing on
the 10th day next preceding the effective date of a registration statement filed with SEC pursuant to this Section 1.2 and ending on the 180th day next following such effective date;

                                             (C) during the period commencing on
the 60th day next preceding the Company's good faith estimate of the date of filing of, and ending on the 60th day next following the effective date of, a Company registration pursuant to Section 1.3 hereof, provided the Company is actively employing in good faith all reasonable efforts to cause such registration statement to become effective;

                                             (D) in any particular jurisdiction
in which the Company would be required to qualify to do business or become subject to taxation or general service of process, unless the Company already is so subject to service in such jurisdiction; or

                                             (E) after the Company has effected
four (4) such registrations pursuant to this Section 1.2(a) and such registrations have been declared or ordered effective by the SEC.

                  Subject to the foregoing clauses (A) through (E), the Company shall file a registration statement covering the Registrable Securities so requested to be registered as soon as practicable, but in no event later than 60 days after receipt of the request(s) of the Initiating Holder(s) therefor; provided, however, that if the Company shall furnish to such holders a certificate signed by its Chief Executive Officer or President stating that in the good faith judgment of the Board of Directors it would be detrimental to the Company and its stockholders for such registration statement to be filed at or about the date requested by the Initiating Holders and it is therefore necessary or commercially desirable to defer the filing of such registration statement, the Company shall have an additional period of not more than 120 days after the expiration of the initial 60-day period within which to file such registration statement; provided, however, that the Company shall not be entitled to utilize this right more than once in any 12-month period.

                           (b) Underwriting. If the Holders intend to distribute
the Registrable Securities covered by their request by means of an underwritten offering, they shall so advise the Company as part of their request made pursuant to this Section 1.2 and the Company shall include such information in the Company Notice. In such case, the underwriter shall be selected by the Company and shall be reasonably acceptable to a majority-in-interest of the Initiating Holders. The right of any Holder to registration pursuant to this
Section 1.2 shall be conditioned upon such Holder's participation in such underwriting and the inclusion of such Holder's Registrable Securities in the underwriting to the extent provided herein. The Company shall (together with all Holders proposing to distribute their securities by means of such underwriting) enter into an underwriting agreement in customary form with the underwriter or underwriters. Notwithstanding any other provision of this Section 1.2, if the "Managing Underwriter" (as such term is used in Rule 12b-2 under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) advises the Initiating Holders in writing that marketing factors require a limitation of the number of shares to be offered or sold, the Initiating Holders shall so advise all Holders, and the number of shares of Registrable Securities that may be included in the underwritten registration shall be allocated among all Holders thereof in the proportion, as nearly as practicable, that the respective amounts of Registrable Securities held by each such Holder bears to the aggregate amount of Registrable Securities held by all such Holders. If any Holder of Registrable Securities disapproves of the terms of the underwriting, such Holder may elect to withdraw its Registrable Securities therefrom by written notice to the Company, the underwriter and the Initiating Holders. Any Registrable Securities which are excluded from the underwriting by reason of the Managing Underwriter's marketing limitation or withdrawn from such underwriting forthwith shall be withdrawn from such registration.

                           (c) Company Shares. If the Managing Underwriter has
not limited the number of Registrable Securities to be underwritten, the Company may include therein securities for its own account or for the account of others if the Managing Underwriter so agrees and if the number of Registrable Securities which would otherwise have been included in such registration and underwriting will not thereby be limited.

                  1.3. "Piggyback" Registration.

                           (a) Registration. If at any time or from time to
time, the Company shall determine to register shares of Common Stock for its own account or the account of any of its stockholders, other than a registration on Form S-1 or S-8 relating solely to employee stock option or purchase plans, or a registration on Form S-4, or a registration on any other form (other than Form S-1, S-2, S-3, SB-1 or SB-2, or their successor forms) or any successor to such forms, which does not include substantially the same information as would be required to be included in a registration statement covering the sale of Registrable Securities, the Company will:

                                    (i) promptly give to each Holder written
notice thereof; and

                                    (ii) include in such registration, and in
any underwriting involved therein, all the Registrable Securities specified in a written request or requests, made within 20 days after receipt of such written notice from the Company, by any Holder, except as set forth in Section 1.3(b) below.

                           (b) Underwriting. If the registration as to which the
Company gives notice is in respect of a registered underwritten public offering the Company shall so advise the Holders as a part of the written notice given pursuant to Section 1.3(a)(i). In such event the right of any Holder to registration pursuant to this Section 1.3 shall be conditioned upon such Holder's participation in such underwriting and the inclusion of such Holder's Registrable Securities in the underwriting to the extent provided herein. All Holders proposing to distribute their securities through such underwriting shall (together with the Company and the other stockholders distributing their securities through such underwriting) enter into an underwriting agreement in customary form with the underwriter or underwriters selected for such underwriting by the Company. If the Managing Underwriter of an offering of securities effected pursuant to this Section 1.3 reasonably shall determine and advise the Company in writing that in its opinion the aggregate number of Registrable Securities requested to be included in the Company's registration statement creates a substantial risk that the proceeds or the price per share that the Company (or in the case of a registration which does not include any securities being offered or sold for the Company's own account, the person(s) for whose account the registration statement is filed) would receive pursuant to the offering would be materially reduced or that the success of the offering otherwise would be materially adversely affected, then the number of Registrable Securities to be included in the Company's registration statement for the account of the Holders thereof shall be reduced pro rata among such Holders to the aggregate amount deemed appropriate by such Managing Underwriter; provided, however, if securities are being offered for the account of other persons or entities as well as the Company, then with respect to the Registrable Securities intended to be included for the account of the Holder thereof, the proportion by which the number of Registrable Securities intended to be included by such Holders is reduced shall not exceed the proportion by which the number of securities intended to be registered by such other persons or entities is reduced. If any Holder disapproves of the terms of the underwriting, he may elect to withdraw therefrom by written notice to the Company and the Managing Underwriter. Any Registrable Securities excluded or withdrawn from such underwriting forthwith shall be withdrawn from such registration. No Holder shall have any right to participate in, and Section 1.3(a) shall not apply to, the first registered public offering involving an underwriting consummated by the Company after the date of this Agreement (the "Follow-on Offering"); provided that each such Holder shall have a right to participate in the Follow-on Offering, irrespective of the date of consummation thereof, if the Follow-on Offering is not consummated within one year from the date hereof, subject, however, in any case to approval of such participation by the Managing Underwriter therefor.

                  For any selling Holder which is a partnership or corporation, the partners, retired partners and stockholders of such Holder, or the estates and family members of any such partners and retired partners and any trusts for the benefit of any of the foregoing persons shall be deemed to be a single selling Holder such that any pro rata reduction with respect to such selling Holder shall be based upon the aggregate amount of Registrable Securities owned by all entities and individuals included in such selling Holder.

                           (c) Company shall have the right to withdraw any
"piggyback" registration for any reason upon reasonable notice to each Holder.

                  1.4. Expenses of Registration. All Registration Expenses incurred in connection with any registration, qualification or compliance pursuant to this Section 1, Registration Rights shall be borne by the Company, except as follows:

                           (a) The Company shall not be required to pay for
expenses of any registration pursuant to Section 1.2 , the request for which has been subsequently withdrawn by the Initiating Holders, in which case such expenses shall be borne by the Holders requesting such withdrawal unless, at the time of such withdrawal, the Holders have learned of a material adverse change in the condition, business or prospects of the Company from that known by the Initiating Holders at the time of their request.

                           (b) The Company shall not be required to pay
underwriters' fees, discounts or commissions relating to Registrable Securities or any broker or dealer concessions or allowances relating to the distribution thereof.

                  1.5. Registration Procedures. In the case of each registration, qualification or compliance effected by the Company pursuant to this Agreement, the Company will keep each Holder participating therein advised in writing as to the initiation of each registration, qualification and compliance and as to the completion thereof. Except as otherwise provided in
Section 1.4, at its expense the Company will:

                           (a) Prepare and file with the SEC a registration
statement with respect to such Registrable Securities and use its best efforts to cause such registration statement to become effective and, upon the request of the Holders of a majority of the Registrable Securities registered thereunder, keep such registration statement effective for up to 180 days.

                           (b) Prepare and file with the SEC such amendments and
supplements to such registration statement and the prospectus used in connection with such registration statement as may be necessary to comply with the provisions of the Securities Act with respect to the disposition of all securities covered by such registration statement.

                           (c) Furnish to the Holders such numbers of copies of
a prospectus, including a preliminary prospectus, in conformity with the requirements of the Securities Act, and such other documents as they may reasonably request in order to facilitate the disposition of Registrable Securities owned by them.

                           (d) Use its best efforts to register and qualify the
securities covered by such registration statement under such other securities or "blue sky" laws of such jurisdictions as shall be reasonably requested by the Holders, provided that the Company shall not be required in connection therewith or as a condition thereto to qualify to do business or, except as required under the Securities Act, to file a general consent to service of process in any such states or jurisdictions.

                           (e) Cause all such Registrable Securities registered
pursuant hereunder to be listed on each securities exchange or U.S. automated inter-dealer quotation system of a registered national securities association on which similar securities issued by the Company are then listed.

                  1.6. Indemnification.

                           (a) The Company will indemnify and hold harmless each
Holder of Registrable Securities and each of its officers, directors and partners, and each person controlling such Holder, with respect to which such registration, qualification or compliance has been effected pursuant to this Agreement, and each underwriter, if any, and each person who controls any underwriter of the Registrable Securities held by or issuable to such Holder, against all claims, losses, expenses, damages and liabilities (or actions in respect thereto) arising out of or based on any untrue statement (or alleged untrue statement) of a material fact contained in any prospectus or registration statement (including any supplement or amendment thereto), or based on any omission (or alleged omission) to state therein a material fact required to be stated therein or necessary to make the statements therein (in the case of any prospectus, in light of the circumstances under which they were made) not misleading, or any violation or alleged violation by the Company of the Securities Act, the Exchange Act and any state securities law or any rule or regulation promulgated under the Securities Act, the Exchange Act or any state securities law and relating to action or inaction legally required of the Company in connection with any such registration, qualification or compliance, and will reimburse each such Holder, each of its officers, directors and partners, and each person controlling such Holder, each such underwriter and each person who controls any such underwriter, within a reasonable amount of time after incurred (not to exceed 45 days) for any reasonable legal and any other expenses incurred by them in connection with investigating, defending or settling any such claim, loss, damage, liability or action; provided, however, that the indemnity agreement contained in this Section 1.6(a) shall not apply to amounts paid in settlement of any such claim, loss, damage, liability, or action if such settlement is effected without the consent of the Company (which consent shall not be unreasonably withheld); and provided further, that the Company will not be liable in any such case to the extent that any such claim, loss, damage or liability arises out of or is based on any untrue statement or omission based upon written information furnished to the Company by an instrument duly executed by such Holder, controlling person or underwriter specifically for use therein or upon such Holders failure to deliver a copy of a current prospectus (compliant with Section 10 of the Securities Act) or any amendment or supplement thereto (which does not contain any aforesaid misrepresentation or omissions) if the Company theretofore has furnished such Holder with a sufficient number of the copies of the same for delivery by the Holder in connection with the offer and sale of Registrable Securities.

                           (b) Each Holder will, if Registrable Securities held
by or issuable to such Holder are included in the securities as to which such registration, qualification or compliance is being effected pursuant to this Agreement, indemnify and hold harmless the Company, each of its directors and officers, each underwriter, if any, of the Company's securities covered by such a registration statement, each person who controls the Company within the meaning of the Securities Act, and each other such Holder, each of its officers, directors and partners and each person controlling such Holder, against all claims, losses, expenses, damages and liabilities (or actions in respect thereof) arising out of or based on any untrue statement (or alleged untrue statement) of a material fact contained in any such registration statement or prospectus (including any supplement or amendment thereto) or any omission (or alleged omission) to state therein a material fact required to be stated therein or necessary to make the statements therein (in case of any prospectus, in light of the circumstances under which they were made) not misleading, and will reimburse the Company, such Holders, such directors, officers, partners, persons or underwriters for any reasonable legal or any other expenses incurred in connection with investigating, defending or settling any such claim, loss, damage, liability or action, in each case to the extent, but only to the extent, that such untrue statement (or alleged untrue statement) or omission (or alleged omission) is made in such registration statement or prospectus (including any supplement or amendment thereto) in reliance upon and in conformity with written information furnished to the Company by the Holder in an instrument duly executed by such Holder specifically for use therein; provided, however, that the indemnity agreement contained in this Section 1.6(b) shall not apply to amounts paid in settlement of any such claim, loss, damage, liability or action if such settlement is effected without the consent of the Holder (which consent shall not be unreasonably withheld); and provided further, that the total amount for which any Holder shall be liable under this Section 1.6(b) shall not in any event exceed the aggregate proceeds received by such Holder from the sale of Registrable Securities held by such Holder in connection with the offering that gave rise to this indemnification obligation.

                           (c) Each party entitled to indemnification under this
Section 1.6 (the "Indemnified Party") shall give notice to the party required to provide indemnification (the "Indemnifying Party") promptly after such Indemnified Party has actual knowledge of any claim as to which indemnity may be sought, and shall permit the Indemnifying Party to assume the defense of any such claim or any litigation resulting therefrom; provided that counsel for the Indemnifying Party, who shall conduct the defense of such claim or litigation, shall be approved by the Indemnified Party (whose approval shall not be unreasonably withheld), and the Indemnified Party may participate in such defense at such party's expense; and provided further, that the failure of any Indemnified Party to give notice as provided herein shall not relieve the Indemnifying Party of its obligations hereunder, unless such failure resulted in material prejudice to the Indemnifying Party; and provided further, that an Indemnified Party (together with all other Indemnified Parties which may be represented without conflict by one counsel) shall have the right to retain one separate counsel (or firm of counsel), with the fees and expenses to be paid by the Indemnifying Party, if representation of such Indemnified Party by the counsel retained by the Indemnifying Party would be inappropriate due to actual or potential differing interests between such Indemnified Party and any other party represented by such counsel in such proceeding. No Indemnifying Party, in the defense of any such claim or litigation shall, except with the consent of each Indemnified Party, consent to entry of any judgment or enter into any settlement which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Indemnified Party of a release from all liability in respect to such claim or litigation.

                           (d) If recovery is not available under the foregoing
indemnification provisions for any reason or reasons other than as specified therein, any person who otherwise would be entitled to indemnification by the terms thereof nevertheless shall be entitled to contribution with respect to any losses with respect to which such person would be entitled to such indemnification but for such reason or reasons. In determining the amount of contribution to which the respective persons are entitled, there shall be considered the persons' relative knowledge and access to information concerning the matter with respect to which the claim was asserted, the opportunity to correct and prevent any statement or omission, and other equitable considerations appropriate under the circumstances. It is hereby agreed that it would not necessarily be equitable if the amount of such contribution were determined by pro rata or per capita allocation. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was found guilty of such fraudulent misrepresentation. Notwithstanding the foregoing, no Holder of Registrable Securities shall be required to make a contribution in excess of the aggregate proceeds received by such Holder from the sale of Registrable Securities held by such Holder in connection with the offering that gave rise to the contribution obligation.

                           (e) The obligations of the Company and Holders under
this Section 1.6 shall survive the completion of any offering of Registrable Securities in a registration statement under this Section 1, and otherwise.

                  1.7. Information by Holder. Any Holder or Holders of Registrable Securities included in any registration shall promptly furnish to the Company such information regarding such Holder or Holders and the distribution proposed by such Holder or Holders as the Company may request in writing and as shall be required in connection with any registration, qualification or compliance referred to herein.

                  1.8. Rule 144 Reporting. From and after such time as the Holders are eligible under Rule 144 to effect resales of Registrable Securities held by them, the Company hereby agrees to file with the SEC all periodic and other reports required to be so filed by it under the Securities Act and the Exchange Act and the rules and regulations thereunder (or, if the Company is not then required to file such reports, it shall, as promptly as reasonably practicable after the written request of any Holder of Registrable Securities therefore, make publicly available the requisite "Rule 15c2-11 information" in respect of the Company so long as and solely to the extent necessary to permit resales of Registrable Securities pursuant to Rule 144), and it shall take such further reasonable action, to the extent required from time to time, to enable such Holder to resell Registrable Securities without registration under the Securities Act. Upon the reasonable request of any Holder of Registrable Securities, the Company shall as promptly as reasonably practicable deliver to such Holder a written statement as to whether it has complied with the foregoing information and filing requirements.

                  1.9. "Market Stand-Off" Agreement. Each Holder hereby agrees that, during the period (not to exceed 180 days with respect to the Follow-on Offering, provided the Follow-on Offering is consummated within one year from the date hereof, and 90 days with respect to every other registration) specified by the Company and an underwriter of Common Stock or other securities of the Company following the effective date of a registration statement of the Company filed under the Securities Act, it shall not, to the extent requested by the Company and such underwriter, directly or indirectly sell, offer to sell, contract to sell (including, without limitation, any short sale), grant any option to purchase, pledge or otherwise transfer or dispose of (other than to donees who agree to be similarly bound) any securities of the Company held by it at any time during such period except securities included in such registration; provided, however, that such agreement shall not be required unless all officers and key employees of the Company enter into similar agreements.

                  In order to enforce the foregoing covenant, the Company may impose stop-transfer instructions with respect to any securities of the Company held by any Holder (and the shares of securities of every other person subject to the foregoing restriction) until the end of such period.

2. Right of First Refusal.

                  2.1. Restrictions on Transfer. No Holder may effect any sale, exchange, transfer, assignment, gift, pledge, encumbrance, hypothecation or alienation of any shares of any series or class of capital stock of the Company (the "Stock") or any direct or indirect interest in or right to such shares, now held by or hereafter acquired by such stockholder, whether voluntarily or involuntarily or by operation of law (hereinafter collectively referred to as a "Transfer"), for a period of one year after the date hereof, except to a Permitted Transferee.

                  2.2. Right of First Refusal. Until the seventh anniversary of the date hereof, if a Holder of Stock (an "Offering Stockholder") desires to Transfer any or all of the shares of Stock then owned by such Offering Stockholder (the "Transfer Stock") to any person other than a Permitted Transferee of such Holder or in any manner other than in a bona fide public distribution pursuant to an effective registration statement under the Securities Act, such Offering Stockholder shall give written notice (the "Offer Notice") to the Company of the terms and conditions of the proposed sale, and the Company shall have the right and option (but not the obligation) to purchase the Transfer Stock at the price and upon the other terms and conditions set forth in the Offer Notice. The right of first refusal provided for herein shall be exercisable by the Company upon delivery of written notice (the "Purchase Notice") to the Offering Stockholder not more than 10 business days after receipt by the Company of the Offer Notice (the "Exercise Period"). If the Company exercises its right of first refusal hereunder, consummation of the purchase of the Transfer Stock pursuant thereto shall occur on such date as the Company and the Offering Stockholder mutually shall agree, but in no event later than 10 business days next following the date on which the Company shall have delivered the Purchase Notice to the Offering Stockholder; subject to extension of such 10-day period as necessary to comply with applicable securities and other laws and regulations. Upon exercise of the foregoing right of first refusal, the Company and the Offering Stockholder shall be contractually obligated to consummate the purchase contemplated thereby and shall use their reasonable best efforts to obtain all requisite consents and approvals in connection therewith. If the Company declines to purchase the Transfer Stock as provided in this Section 2.2, the Offering Stockholder thereafter shall have the right for a period of 120 days next following the expiration of the Exercise Period (the "Open Sale Period") to transfer all or any portion of the Transfer Stock subject to the Transfer Offer, free and clear of the restrictions and limitations of this Section 2.2, in one or a series of bona fide transactions; provided, however, that such transfer may only be effected pursuant to general terms and conditions (including price) not more beneficial to the Offering

Stockholder than those contained in the Offer Notice. If any Transfer Stock is not sold or transferred pursuant to the provisions of this Section 2.2 prior to the expiration of the Open Sale Period, such Transfer Stock again shall become subject to the provisions and restrictions hereof. The Company may assign its rights under this Section 2.2 to Approved Transferees who shall be entitled to deliver the Purchase Notice and purchase the Transfer Stock in accordance with the identical terms of this Section 2.2.

                  Notwithstanding any of the foregoing, the provisions of this
Section 2.2 no longer shall be of any force or effect (a) at such time as Mitchell Rubenstein and Laurie S. Silvers shall have sold 60% or more of the Common Stock beneficially owned by them on the date hereof; provided, however, that Transfers of Common Stock by them to family members, to charitable organizations or to trusts for estate planning purposes shall not constitute Transfers for purposes of this paragraph; or (b) if at any time after the second anniversary of this agreement, 15% or less of the Common Stock is beneficially owned by CBS and its Permitted Transferees. The terms of clause (b) in the preceding sentence shall not be applicable if CBS and its Permitted Transferees beneficially own 15% or less of the Common Stock as a result of Transfers by CBS or its Permitted Transferees of at least 50% of the Common Stock acquired by CBS or its assignees pursuant to the Stock Purchase Agreement and the Warrant.

                  2.3. Permitted Transferees. "Permitted Transferee" shall mean any subsidiary of CBS that owns interests in multiple Internet businesses and which agrees to be bound by the terms and subject to the conditions of this Agreement. All Stock transferred to a Permitted Transferee shall continue to constitute and remain "Stock" hereunder and each such transferee shall be treated as a Holder for all purposes of this Agreement. The prohibitions and restrictions contained in Section 2.1 and 2.2 hereof shall not apply to transfer to any Permitted Transferees.

                  Notwithstanding the foregoing, any attempt by CBS to transfer Stock in violation of this Section 2, whether voluntary or involuntary, shall be null and void, and the Company neither shall effect such a transfer nor treat any purported transferee as a Holder in respect of any shares intended to be transferred.

2.4.     Preemptive Rights.

                           (a) Until the seventh anniversary of the date hereof
and subject to the terms and conditions specified in this Section 2.4, CBS shall have the right to purchase the CBS Percentage of all (or any portion of) New Securities that the Company may from time to time issue.

                           (b) If the Company proposes to issue New Securities,
it shall give CBS written notice of its intention to do so (the "Notice"), describing the type of New Securities and the price and the terms upon which the Company proposes to issue such New Securities. CBS shall have five business days from the date of delivery of any such Notice to agree in writing to purchase for cash up to the CBS Percentage of such New Securities for the price and upon the terms specified in the Notice by giving written notice to the Company and stating therein the quantity of New Securities to be purchased (not to exceed the CBS Percentage).

                           (c) If CBS fails to exercise such right to purchase
within such five business day period, then the Company shall have 120 days thereafter to sell the New Securities specified in the Notice, at a price and upon general terms not more favorable to the purchaser thereof than specified in the Notice.

                           (d) Notwithstanding any other provision of this
Section 2.4, if an issuance of New Securities by the Company is by means of an underwritten offering, and the managing underwriter advises the Company in writing that marketing or other factors require a limitation on the number of shares to be acquired by CBS in such offering, then the Company shall so advise CBS, and CBS's right to acquire New Securities in such offering shall be so limited.

                  2.5. Assignment of TMC's Rights of First Refusal. Until the seventh anniversary of the date hereof and with respect to the right of first refusal in favor of the Company heretofore granted by The Times Mirror Company ("TMC") to the Company as set forth in Section 4 of that certain Shareholder Agreement (the "TMC Shareholder Agreement") dated as of January 10, 1999 (the "TMC Right of First Refusal"), in the case of any proposed sale or transfer by TMC of shares of Common Stock, the Company shall in a timely fashion (and consistent with the TMC Right of First Refusal) determine whether to exercise such right. If the Company either declines to exercise such right or elects to exercise such right for less than all of TMC's shares of Common Stock, the Company promptly shall so notify CBS and thereupon assign to CBS the TMC Right of First Refusal and provide to CBS all such information reasonably requested by CBS in connection therewith. Thereafter (but nevertheless in a timely fashion in accordance with all notice and time periods required by the TMC Right of First Refusal), CBS may elect (subject to the restrictions in Section 3.1(i) hereof) to purchase all or any portion of TMC's shares of Common Stock upon the identical terms and conditions as specified in the TMC Shareholder Agreement.

                  2.6. Legends. Each certificate representing shares of Common Stock will be endorsed with the following legends:

                           (a) THE SECURITIES REPRESENTED BY THIS CERTIFICATE
HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT") AND ARE "RESTRICTED SECURITIES" WITHIN THE MEANING OF RULE 144 UNDER THE ACT. THE SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD OR OTHERWISE TRANSFERRED, EXCEPT (i) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT, (ii) IN COMPLIANCE WITH THE RESALE LIMITATIONS OF RULE 144 UNDER THE ACT, OR (iii) PURSUANT TO AN APPLICABLE EXEMPTION FROM REGISTRATION UNDER THE ACT AND SUBJECT TO AN OPINION OF COUNSEL, SATISFACTORY TO THE COMPANY, THAT SUCH REGISTRATION IS NOT REQUIRED AS TO SAID SALE, OFFER OR TRANSFER.

                  THE SECURITIES REPRESENTED HEREBY ARE SUBJECT TO AN AGREEMENT BETWEEN THE COMPANY AND THE HOLDER DATED AS OF _________ ___, 1999, THAT RESTRICTS THE SALE, ASSIGNMENT AND TRANSFER OF THE

SECURITIES REPRESENTED HEREBY. A COPY OF SUCH AGREEMENT IS AVAILABLE, WITHOUT CHARGE, FROM THE SECRETARY OF THE COMPANY.

                           (b) Other Legends. Any other legends required by
applicable state securities or "blue-sky" laws.

                           (c) The Company need not register a transfer of
legended shares of Common Stock and may also instruct its transfer agent not to register the transfer of the shares of Common Stock, unless the conditions specified in each of the foregoing legends are satisfied.

                  2.7. Removal of Legend and Transfer Restrictions. Any legend endorsed on a certificate pursuant to subsection 2.7(a) and/or 2.7(b) and the "stop transfer" instructions with respect to such legended securities shall be removed, and the Company shall issue a certificate without such legend to the holder of such securities if (a) such securities are registered and sold pursuant to an effective registration statement under the Securities Act and a prospectus meeting the requirements of Section 10 of the Securities Act is available and delivered in connection with such sale or (b) if the Holder satisfies the requirements of Rule 144(k) and, where reasonably deemed necessary by the Company, if the Company is provided with an opinion of counsel (reasonably satisfactory to the Company), to the effect that the Holder meets the requirements of Rule 144(k) and a public sale, transfer or assignment of such Securities may be made without registration under the Securities Act.

3. Other Covenants.

                  3.1. Standstill. Until the seventh anniversary of the date hereof, CBS agrees (and shall cause its Permitted Transferees to agree) that except as specifically permitted or contemplated by this Agreement or the Stock Purchase Agreement, CBS and its Permitted Transferees and each of their respective Affiliates shall not, directly or indirectly, in one or in a series of related transactions (and whether acting alone or together in concert with others):

                           (i) acquire, or offer or agree, attempt, seek or
propose to acquire, directly or indirectly, any equity securities, voting debt securities or property of the Company or any of its successors or subsidiaries (or any direct or indirect beneficial ownership rights, options or interests therein), if, after giving effect thereto, CBS and its affiliates beneficially own (as defined in Rule 13d-3 under the Exchange Act) in excess of 34.8% of the outstanding Common Stock;

                           (ii) solicit proxies or consents or become a
"participant" in a "solicitation" (as such terms are defined or used in Regulation 14A under the Exchange Act), of proxies or consents with respect to any securities of the Company (or any of its successors or subsidiaries) or initiate, encourage, entice or induce the submission of any stockholder proposal or "election contest" (as such term is defined or used in Rule 14a-11 under the Exchange Act) with respect to the Company (or any of its successors or subsidiaries) or, directly or indirectly, act to facilitate, encourage, or induce others to take any such action;

                           (iii) take any action for the purpose of convening a
meeting of the stockholders the Company (or any of its successors or subsidiaries) or initiate any process to solicit or obtain consents of stockholders in lieu of a meeting or, directly or indirectly, act to facilitate, encourage, or induce others to take such action;

                           (iv) except as may be required by applicable laws,
rules or regulations, make any public announcement or disclosure in respect of any plan, commitment, contract, arrangement or understanding relating to any acquisition of capital stock of the Company or a merger, business combination, sale of assets, liquidation, restructuring, recapitalization or other extraordinary corporate transaction relating to the Company or any of its successors or subsidiaries;

                           (v) deposit capital stock of the Company into a
voting trust or subject capital stock of the Company to voting agreements, or grant to or constitute any Persons(s) with any proxy or power-of-attorney with respect to any capital stock of the Company to any person not designated by the Company who is not an officer, director or employee of CBS or a Permitted Transferee;

                           (vi) form, join or in any way participate in a
"group" (within the meaning of Section 13(d)(3) of the Exchange Act) for the purpose of acquiring, holding, voting or disposing of securities of the Company or any of its successors or subsidiaries or otherwise with respect to the Company or taking any other actions restricted or prohibited under any clause of this Section 3.1;

                           (vii) disclose publicly any intention, plan or
arrangement inconsistent with the foregoing or the other provisions of this Agreement relating to any capital stock of the Company; or

                           (viii) enter into any discussions, negotiations,
arrangements or understandings with any third party with a view to, or advising, aiding, abetting, soliciting, inducing or encouraging, any action prohibited by any of the foregoing.

                  Notwithstanding the foregoing, if the Company's Board of Directors approves and/or recommends to its stockholders for approval any Change-in-Control Transaction, then the restrictions contained in this Section
3.1 shall not apply to CBS during the pendency of any such approved or recommended Change-in-Control Transaction and said restrictions shall cease to be of any further force or effect upon the consummation of any such approved or recommended Change-in-Control Transaction.

                  3.2. Voting by CBS and its Affiliates.

                           (a) Until the seventh anniversary of the date hereof,
notwithstanding the number of shares of Common Stock owned by CBS and its Affiliates, CBS shall only have the discretionary right to vote up to 34.8% of the outstanding shares of the Common Stock at any meeting of the shareholders of the Company or otherwise at any time that a vote of the shareholders of the Company is taken (by written consent or otherwise). CBS and its Affiliates shall vote all shares of Common Stock beneficially owned by them in excess of 34.8% of the outstanding shares of the Common Stock in the same proportion as all other shareholders (other than CBS and its Affiliates) of the Company vote on any matter.

                           (b) Until the seventh anniversary of the date hereof,
CBS and its Affiliates, as holders of Common Stock, shall be present, in person or by proxy, at all meetings of shareholders of the Company so that all shares of Common Stock directly or indirectly owned by them may be counted for the purpose of determining the presence of a quorum at any such meeting.

                  3.3. Financial Information. Until such time as the CBS Percentage is equal to or less than 10%, beginning with the first full monthly period after the date hereof, the Company shall provide CBS with unaudited monthly, quarterly, and annual financial information, as appropriate, consisting of summarized financial information as described in SEC Regulation S-X, each prepared in accordance with generally accepted accounting principles in the U.S. ("GAAP") within 30 days following each period end. The Company will promptly notify CBS of any adjustment made to this financial information. In addition, the Company shall provide CBS with annual audited financial statements prepared in accordance with GAAP, together with an audit opinion from a "Big 5" public accounting firm no later than 90 days following period end.

                  Until such time as the CBS Percentage is equal to or less than 10%, if CBS or any of its Affiliates notifies the Company that it is required to include summarized Company financial information in its consolidated financial statements, then the Company shall provide CBS or the affiliate with (a) audited annual financial statements of the Company prepared in accordance with GAAP and applicable SEC regulations within 75 days following period end; and (b) reviewed (by a "Big 5" public accounting firm) quarterly financial statements within 40 days following period end.

                  Until such time as the CBS Percentage is equal to or less than 10%, if CBS or any of its Affiliates notifies the Company that it has determined that the Company constitutes an unconsolidated subsidiary qualifying as a "significant subsidiary" (as defined by SEC Regulation S-X) at the 20% level, then the Company shall provide to CBS or the Affiliate (w) draft audited annual financial statements within 50 days following period end, (x) audited annual financial statements within 75 days following period end; (y) reviewed (by a "Big 5" public accounting firm) quarterly financial statements within 35 days following period end; and (z) final quarterly financial statements within 40 days following period end in accordance with the requirements of Form 10-QSB promulgated by the SEC.

4. General.

                  4.1. Amendments. Any amendment or modification to this Agreement or the rights of either party must be by the written agreement of the parties hereto.

                  4.2. Governing Law. This Agreement shall be governed in all respects by the laws of the State of New York as such laws are applied to agreements between New York residents entered into and to be performed entirely within New York.

                  4.3. Successors and Assigns. Nothing in this Agreement, express or implied, is intended to confer on any party other than the signatories hereto any rights, remedies, obligations or liabilities under of by reason of this Agreement. Except as otherwise expressly provided herein, the provisions hereof shall inure to the benefit of, and be binding upon, the successors, assigns, heirs, executors and administrators of the parties hereto.

                  4.4. Entire Agreement. This Agreement and the other documents delivered pursuant hereto constitute the full and entire understanding and agreement between the parties with regard to the subjects hereof and thereof, and this Agreement shall supersede and cancel all prior agreements between the parties hereto with regard to the subject matter hereof.

                  4.5. Severability. If any provision of this Agreement, or the application thereof, is for any reason and to any extent determined by a court of competent jurisdiction to be invalid or unenforceable, the remainder of this Agreement and the application of such provision to other persons or circumstances will be interpreted so as best to reasonably effect the intent of the parties hereto. The parties agree to use their best efforts to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision which will achieve, to the extent greatest possible, the economic, business and other purposes of the void or unenforceable provision.

                  4.6. Notices, etc. All notices or other communications required or permitted to be given hereunder shall be in writing and shall be delivered by hand or sent, postage prepaid, by registered, certified or express mail or reputable overnight courier service and shall be deemed given when so delivered by hand, or if mailed, three days after mailing (one business day in the case of express mail or overnight courier service), as follows:

                             if to CBS, to:

                                      CBS Corporation
                                      51 West 52nd Street
                                      New York, NY  10019
                                      Attention: Fredric G. Reynolds,
                                                 Executive Vice President and
                                                 Chief Financial Officer

                             with a copy to:

                                      CBS Corporation
                                      51 West 52nd Street
                                      New York, NY  10019
                                      Attention: Louis J. Briskman,
                                                 Executive Vice President and
                                                 General Counsel
                             if to the Company, to:

                                      Big Entertainment, Inc.
                                      2255 Glades Road, Suite 237 W
                                      Boca Raton, FL  33431-7383
                                      Attention: Mitchell Rubenstein,
                                                 Chief Executive Officer

                             with a copy to:

                                      Big Entertainment, Inc.
                                      2255 Glades Road, Suite 237 W
                                      Boca Raton, FL  33431-7383
                                      Attention: W. Robert Shearer,
                                                 General Counsel

                             with a copy (which shall not constitute notice pursuant to this Section 4.6) to:

                                      Greenberg Traurig
                                      MetLife Building, 15th Floor
                                      200 Park Avenue
                                      New York, NY  10166
                                      Attention: Clifford E. Neimeth, Esq.

                  4.7. Titles and Subtitles The titles of the sections and subsections of this Agreement are for convenience of reference only and are not to be considered in construing this Agreement.

                  4.8. Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be an original, but all of which together shall constitute one instrument.

IN WITNESS WHEREOF, the parties hereby have executed this Agreement on the date first above written.


                                            CBS CORPORATION


                                            By: ________________________________
                                                Name:
                                                Title:



                                            BIG ENTERTAINMENT, INC.


                                            By: ________________________________
                                                Name:
                                                Title:

                                                                       Exhibit 6

                                                                       EXHIBIT D



================================================================================




                                VOTING AGREEMENT

                                     among

                                CBS CORPORATION,

                            BIG ENTERTAINMENT, INC.,

                 AND EACH OF THE OTHER PARTIES SIGNATORY HERETO








                             Dated ______ ___, 1999






================================================================================

                                VOTING AGREEMENT


         This VOTING AGREEMENT ("Agreement") is entered into on this ____ day of ___________ 1999 by and among CBS Corporation, a Pennsylvania corporation ("CBS"), Big Entertainment, Inc., a Florida corporation with principal offices located at 2255 Glades Road, Suite 237 W, Boca Raton, Florida 33431-7383 (the "Company"), and each of the other parties signatory hereto (each a "Stockholder" and collectively, the "Stockholders").


                                   WITNESSETH:

         WHEREAS, CBS has entered into a Stock Purchase Agreement with the Company dated July ___, 1999 (the "Stock Purchase Agreement") pursuant to which CBS has agreed to purchase shares of common stock, $.01 par value, (the "Common Stock") of the Company; and

         WHEREAS, each of the Stockholders own shares of Common Stock ("Shares") of the Company; and

         WHEREAS, as an inducement and condition for CBS and the Company to enter into the Stock Purchase Agreement, each of CBS, the Company and the Stockholders have agreed to enter into a voting agreement as hereinafter set forth.

         NOW, THEREFORE, in consideration of the foregoing premises and of the mutual agreements and covenants contained herein, the parties, intending to be legally bound, hereby agree as follows:

         1.1 Voting Covenants by the Company. As of the date of this Agreement, the Company's Board of Directors ("Board") comprises nine directors. CBS shall have the right from time to time to nominate for election to the Board a number of individuals (the "CBS Designees") equal to the product of the CBS Percentage (as defined below) and the total number of members of the Board (rounded down to the nearest whole number); provided that so long as the Advertising and Promotion Agreement between CBS and Hollywood.com, Inc. or the Content License Agreement between CBS and Hollywood.com, Inc., each of even date herewith, have not terminated or expired, CBS shall have the right to nominate at least one CBS Designee. CBS shall designate the CBS Designees each year sufficiently in advance of the Company's distribution of its annual proxy statement. The Company shall use its reasonable best efforts to cause the nomination and election from time to time of the CBS Designees. In connection therewith, the Company agrees to solicit proxies for, and recommend that its stockholders vote in favor of, each of the CBS Designees. If a CBS Designee shall cease to be a member of the Board for any reason other than expiration of his or her term, the Company shall promptly, upon the request of CBS, use its reasonable best efforts to cause the election or appointment of a person selected by CBS to replace such designee. For purposes of this Section 1.1, the "CBS Percentage" shall mean, on any date of determination, that percentage determined by dividing

(a) the number of outstanding shares of Common Stock CBS (or a CBS affiliate) then holds, by (b) the total number of shares of Common Stock of the Company then outstanding.

         1.2 Voting Covenants by Stockholders. In any and all elections for members of the Board (whether at a meeting or by written consent in lieu of a meeting), each of the Stockholders shall vote or cause to be voted all shares of the Common Stock now or hereinafter directly or indirectly owned (of record or beneficially) by it, or over which it has voting control, and otherwise shall use its best efforts so as to elect to the Company's Board the CBS Designees.

         1.3 Voting Covenants by CBS. In any and all elections for members of the Board (whether at a meeting or by written consent in lieu of a meeting), CBS shall vote or cause to be voted all shares of the Common Stock owned by it (or its affiliates), or over which it has voting control, and otherwise shall use its best efforts so as to elect to the Company's Board (a) each individual nominated for election to the Board by the Company and (b) each individual nominated for election to the Board by The Times Mirror Company, pursuant to the terms and conditions of Section 7.1 of that certain Shareholder Agreement, dated January 10, 1999, between the Company and The Times Mirror Company, and a renewal or extension of the term of Section 7.1 of such Shareholder Agreement (without otherwise modifying or amending any other term or condition of Section 7.1), which renewal or extension period shall not extend beyond the term of this Agreement.

         2. Stockholder Capacity. No person executing this Agreement who is or becomes during the term hereof a member of the Board makes any agreement or understanding herein in his or her capacity as such member of the Board. Each Stockholder who signs this Agreement signs solely in his or her capacity as the record and/or beneficial owner of shares of Common Stock of the Company.

         3. General.

                  3.1. Waivers and Amendments. Any amendment or modification to this Agreement or the rights of any party hereto must be by the written agreement of the parties hereto.

                  3.2. Governing Law. This Agreement shall be governed in all respects by the laws of the State of New York as such laws are applied to agreements between New York residents entered into and to be performed entirely within New York.

                  3.3. Successors and Assigns. Except as specifically set forth in this Agreement, nothing in this Agreement, express or implied, is intended to confer on any party other than the signatories hereto any rights, remedies, obligations or liabilities under or by reason of this Agreement.

                  3.4. Entire Agreement. Except as set forth below, this Agreement and the other documents delivered pursuant hereto constitute the full and entire understanding and agreement between the parties with regard to the subjects hereof and thereof, and this Agreement shall supersede and cancel all prior agreements between the parties hereto with regard to the subject matter hereof.

                  3.5. Severability. If any provision of this Agreement, or the application thereof, is for any reason and to any extent determined by a court of competent jurisdiction to be invalid or unenforceable, the remainder of this Agreement and the application of such provision to other persons or circumstances will be interpreted so as best to reasonably effect the intent of the parties hereto. The parties agree to use their best efforts to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision which will achieve, to the extent greatest possible, the economic, business and other purposes of the void or unenforceable provision.

                  3.6. Notices, etc. All notices or other communications required or permitted to be given hereunder shall be in writing and shall be delivered by hand or sent, postage prepaid, by registered, certified or express mail or reputable overnight courier service and shall be deemed given when so delivered by hand, or if mailed, three days after mailing (one business day in the case of express mail or overnight courier service), as follows:

                                    if to CBS, to:

                                            CBS Corporation
                                            51 West 52nd Street
                                            New York, NY  10019

                                            Attention: Fredric G. Reynolds,
                                            Executive Vice President and
                                            Chief Financial Officer

                                    with a copy to:

                                            CBS Corporation
                                            51 West 52nd Street
                                            New York, NY  10019

                                            Attention: Louis J. Briskman,
                                            Executive Vice President and
                                            General Counsel

                                    if to the Company, to:

                                            Big Entertainment, Inc.
                                            2255 Glades Road, Suite 237 W
                                            Boca Raton, FL  33431-7383

                                            Attention: Mitchell Rubenstein,
                                            Chief Executive Officer
                                    with a copy to:

                                            Big Entertainment, Inc.
                                            2255 Glades Road, Suite 237 W
                                            Boca Raton, FL  33431-7383

                                            Attention: W. Robert Shearer,
                                            General Counsel

                                    with a copy (which shall not constitute
                           notice pursuant to this Section 3.6) to:

                                            Greenberg Traurig
                                            MetLife Building, 15th Floor
                                            200 Park Avenue
                                            New York, NY  10166

                                            Attention: Clifford E. Neimeth, Esq.

                                    if to any of the Stockholders, at the
                           address set forth on Schedule I hereto.

                  3.7. Titles and Subtitles The titles of the sections and subsections of this Agreement are for convenience of reference only and are not to be considered in construing this Agreement.

                  3.8. Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be an original, but all of which together shall constitute one instrument.

                  3.9. Termination of Board Rights. Notwithstanding anything to the contrary set forth herein, the Company's obligations under Section 1.1 and the Stockholders' obligations under Section 1.2 shall terminate and be of no further force and effect upon the acquisition ("Competitor Acquisition") by CBS (or any of its affiliates or its assignees hereunder), directly or indirectly, of an equity interest in excess of 15% in any entity who, directly or indirectly, owns, operates or controls a Competitive Site. CBS shall remain subject to its obligations under Section 1.3 of this Agreement following any Competitor Acquisition, provided that CBS's voting obligations shall be limited to the number of individuals that would have been nominated for election to the Board by the Company and The Times Mirror Company if CBS's rights under Section
1.1 remained in effect at the time of any such nominations. As used herein, a "Competitive Site" means a website that has as its primary function and its principal theme the delivery of news or information related to movies, movie celebrities or the motion picture industry or the sale of movie- or television-related merchandise. The definition of "Competitive Site" shall not include a website that has as its primary function and its principal theme the sale of music to consumers in CD, cassette or music video format or in or through any and all other formats, media, methods, processes or technologies (including, but not limited to, Internet streaming), whether now known or hereafter invented.

                  3.10. Term. This Agreement, and all rights and obligations hereunder shall become effective on the date first set forth above, and shall terminate on the earlier of: (a) seven years thereafter; (b) the termination or expiration of the Advertising and Promotion Agreement between CBS and hollywood.com, Inc. and the Content License Agreement between CBS and hollywood.com, Inc., each of even date herewith, whichever later occurs; and (c) the date on which the CBS Percentage is less than 10% as a result of CBS's sale of its Common Stock (and excluding, for avoidance of doubt, any other diminution or dilution of the CBS Percentage or any transfer of Common Stock to an affiliate of CBS), at which time this Agreement, and all rights and obligations hereunder, shall cease to be of further force or effect.


         IN WITNESS WHEREOF, the parties hereby have executed this Agreement on the date first above written.


                                            CBS CORPORATION

                                            By:_________________________________
                                               Name: Fredric G. Reynolds
                                                     Executive Vice President
                                                     and Chief Financial Officer


                                            BIG ENTERTAINMENT, INC.

                                            By:_________________________________
                                            Name: Mitchell Rubenstein
                                                  Chief Executive Officer

                                            ____________________________________
                                            Mitchell Rubenstein

                                            ____________________________________
                                            Laurie S. Silvers

                                            ____________________________________
                                            Martin H. Greenberg

                                            ____________________________________
                                            Rosalind Greenberg


                                            THE TIMES MIRROR COMPANY
                                            By:_________________________________
                                               Name:____________________________
                                               Title:___________________________

                         SCHEDULE I TO VOTING AGREEMENT

                                                        Number of Shares of
Stockholder Name and Address                     Common Stock Beneficially Owned
----------------------------                     -------------------------------

Mitchell Rubenstein
c/o Big Entertainment, Inc.
2255 Glades Road
Suite 237 West
Boca Raton, FL 33431-7383

Laurie S. Silvers
c/o Big Entertainment, Inc.
2255 Glades Road
Suite 237 West
Boca Raton, FL 33431-7383

Mr. and Mrs. Martin H. Greenberg
1524 University Avenue, Suite 305
Green Bay, WI 54302

The Times Mirror Company
220 West First Street
Los Angeles, California 90012
Attention: Thomas Unterman







                                      I-1